                                                Filed Pursuant to Rule 424(b)(2)
                                                File No. 333-01517

                          HEALTHWISE OF AMERICA, INC.
                            102 WOODMONT BOULEVARD
                                   SUITE 110
                          NASHVILLE, TENNESSEE 37205

Dear Stockholder:

  You are cordially invited to attend a Special Meeting of Stockholders of HealthWise of America, Inc. ("HealthWise"), to be held at 102 Woodmont Blvd., Suite 110, Nashville, Tennessee 37205, on April 11, 1996, at 9:00 a.m. local time. A notice of the Special Meeting, Proxy Statement/Prospectus and proxy card containing information about the matters to be acted upon are enclosed. All holders of HealthWise's outstanding shares of common stock, $.25 par value ("HealthWise Common Stock"), as of March 4, 1996 (the "Record Date"), will be entitled to notice of and to vote at the Special Meeting and any postponement or adjournment thereof.

  At the Special Meeting, you will be asked to consider and to vote upon a proposal to approve and adopt an Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 1, 1996, among HealthWise, United HealthCare Corporation ("United") and UHC Black Acquisition, Inc., a direct, wholly owned subsidiary of United ("United Sub"), pursuant to which, among other things, United Sub will be merged with and into HealthWise (the "Merger"). If the Merger Agreement is approved and adopted and the Merger becomes effective, each outstanding share of HealthWise Common Stock will be converted into
0.6475 of a share of common stock, $.01 par value, of United (the "United Common Stock"). The Merger is subject to the satisfaction of a number of conditions, including, among others, approval of the Merger Agreement and the Merger by the holders of a majority of the outstanding shares of HealthWise Common Stock.

  Details of the proposed Merger and other important information are set forth in the accompanying Proxy Statement/Prospectus, which you are urged to read carefully.

  Your Board of Directors has carefully reviewed and considered the terms and conditions of the proposed Merger. In addition, your Board of Directors has received the opinion of its financial advisor, Bear, Stearns & Co. Inc., that the Merger is fair, from a financial point of view, to the stockholders of HealthWise.

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AND RECOMMENDS THAT YOU VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

  Whether or not you plan to attend the Special Meeting, please complete, sign and date the accompanying proxy card and return it in the enclosed prepaid envelope. If you attend the Special Meeting, you may revoke such proxy and vote in person if you wish, even if you have previously returned your proxy card. If you do not attend the Special Meeting, you may still revoke such proxy at any time prior to the Special Meeting by providing written notice of such revocation to Harold D. Simpson, Secretary of HealthWise. Your prompt cooperation will be greatly appreciated.

                                          Very truly yours,

                                          Ken Melkus
                                          Chairman and Chief Executive Officer

March 13, 1996

                          HEALTHWISE OF AMERICA, INC.
                            102 WOODMONT BOULEVARD
                                   SUITE 110
                          NASHVILLE, TENNESSEE 37205

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON APRIL 11, 1996

To the Stockholders of HealthWise of America, Inc.:

  Notice is hereby given that a Special Meeting of Stockholders of HealthWise of America, Inc., a Delaware corporation ("HealthWise"), will be held at 102 Woodmont Blvd. Suite 110, Nashville, Tennessee 37205, on April 11, 1996, at 9:00 a.m. local time, for the following purposes:

    1. To consider and to vote upon a proposal to approve and adopt an Agreement and Plan of Merger (as it may be amended, supplemented or modified from time to time, the "Merger Agreement"), dated as of February 1, 1996, among HealthWise, United HealthCare Corporation ("United") and UHC Black Acquisition, Inc., a direct, wholly owned subsidiary of United ("United Sub"), pursuant to which, among other things, United Sub will be merged with and into HealthWise (the "Merger"). If the Merger Agreement is approved and adopted and the Merger becomes effective, each outstanding share of common stock, $.25 par value, of HealthWise ("HealthWise Common Stock") (other than shares of HealthWise Common Stock held by United, United Sub or HealthWise) will be converted into 0.6475 of a share of common stock, $.01 par value, of United (the "United Common Stock"). HealthWise stockholders will receive cash (without interest) in lieu of fractional shares of United Common Stock.

    2. To transact such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

  The close of business on March 4, 1996 (the "Record Date"), has been fixed as the record date for the determination of the stockholders of HealthWise entitled to notice of and to vote at the Special Meeting and any adjournment or postponement thereof. Accordingly, only holders of record of outstanding shares of HealthWise Common Stock at the close of business on the Record Date shall be entitled to notice of and to vote at the Special Meeting and any adjournment or postponement thereof. The Merger Agreement is required to be approved and adopted by the affirmative vote of the holders of a majority of the outstanding shares of HealthWise Common Stock. The meeting may be postponed or adjourned from time to time without notice other than such notice as may be given at the meeting or any postponement or adjournment thereof, and any business for which notice is hereby given may be transacted at any such postponed or adjourned meeting.

  Whether or not you plan to attend the Special Meeting, please complete, sign and date the accompanying proxy card and return it promptly in the enclosed prepaid envelope. If you attend the Special Meeting, you may revoke such proxy and vote in person if you wish, even if you have previously returned your proxy card. If you do not attend the Special Meeting, you may still revoke such proxy at any time prior to the Special Meeting by providing written notice of such revocation to Harold D. Simpson, Secretary of HealthWise.

TO ASSURE YOUR REPRESENTATION AT THE SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. DO NOT SEND ANY STOCK CERTIFICATES WITH THE ENCLOSED PROXY CARD. THE PROCEDURE FOR THE EXCHANGE OF YOUR SHARES AFTER THE MERGER IS CONSUMMATED IS SET FORTH IN THE ATTACHED PROXY STATEMENT/PROSPECTUS.

             THE BOARD OF DIRECTORS OF HEALTHWISE OF AMERICA, INC.
               UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE TO
                    APPROVE AND ADOPT THE MERGER AGREEMENT.

                                          By Order of the Board of Directors,

                                          Harold D. Simpson
                                          Secretary

Nashville, Tennessee
March 13, 1996

                          HEALTHWISE OF AMERICA, INC.

                                PROXY STATEMENT

                               ----------------

                         UNITED HEALTHCARE CORPORATION

                                  PROSPECTUS

                               ----------------

  This Proxy Statement/Prospectus is being furnished by HealthWise of America, Inc., a Delaware corporation ("HealthWise"), to holders of common stock, $.25 par value, of HealthWise (the "HealthWise Common Stock"), in connection with the solicitation of proxies by the Board of Directors of HealthWise for use at a Special Meeting of Stockholders of HealthWise to be held on April 11, 1996, at 102 Woodmont Blvd. Suite 110, Nashville, Tennessee 37205, commencing at 9:00 a.m. local time, and at any adjournment or postponement thereof (the "Special Meeting").

  The Special Meeting has been called to consider and to vote upon a proposal to approve and adopt an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the "Merger Agreement"), dated as of February 1, 1996, among HealthWise, United HealthCare Corporation ("United") and UHC Black Acquisition, Inc., a direct, wholly owned subsidiary of United ("United Sub"), pursuant to which, among other things, United Sub will be merged with and into HealthWise (the "Merger"). If the Merger Agreement is approved and adopted and the Merger becomes effective, each outstanding share of HealthWise Common Stock will be converted into 0.6475 of a share of common stock, $.01 par value, of United (the "United Common Stock"). Pursuant to agreements with United dated February 1, 1996 (the "Voting Agreements"), Ken Melkus, the Chairman of the Board and Chief Executive Officer of HealthWise, Leon Kaplan, President of HealthWise, Joel C. Gordon, the Vice Chairman of the Board of HealthWise, and Andrew W. Miller, a director of HealthWise, in their individual capacities as stockholders, have agreed to vote all of their outstanding shares of HealthWise Common Stock (approximately 21% of the outstanding shares of record as of March 4, 1996, the record date for the Special Meeting) in favor of approval of the Merger Agreement and the Merger. The Merger is subject to the satisfaction of a number of conditions, including, among others, approval of the Merger Agreement and the Merger by the holders of a majority of the outstanding shares of HealthWise Common Stock. See "THE MERGER" and "THE MERGER AGREEMENT--General."

  This Proxy Statement/Prospectus also constitutes a prospectus of United with respect to up to 5,077,506 shares of United Common Stock issuable to the stockholders of HealthWise upon consummation of the Merger. United has supplied all information contained in this Proxy Statement/Prospectus relating to United and its subsidiaries, and HealthWise has supplied all information contained in this Proxy Statement/Prospectus relating to HealthWise and its subsidiaries.

  This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to stockholders of HealthWise on or about March 13, 1996.

  SEE RISK FACTORS ON PAGE 21 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS OF SHARES OF HEALTHWISE COMMON STOCK.

                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

         The date of this Proxy Statement/Prospectus is March 8, 1996

                             AVAILABLE INFORMATION

  United and HealthWise are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by United and HealthWise with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also may be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. In addition, material filed by United may be inspected at the offices of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, New York 10005, and material filed by HealthWise may be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

  United has filed with the Commission a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the United Common Stock to be issued pursuant to the Merger. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Proxy Statement/Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. DOCUMENTS RELATING TO UNITED (EXCLUDING EXHIBITS UNLESS SPECIFICALLY INCORPORATED THEREIN) ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST TO KEVIN H. ROCHE, SECRETARY AND GENERAL COUNSEL, UNITED HEALTHCARE CORPORATION, 300 OPUS CENTER, 9900 BREN ROAD EAST, MINNETONKA, MINNESOTA 55343, TELEPHONE NUMBER (612) 936-1300. DOCUMENTS RELATING TO HEALTHWISE (EXCLUDING EXHIBITS UNLESS SPECIFICALLY INCORPORATED THEREIN) ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST TO HAROLD D. SIMPSON, SECRETARY, HEALTHWISE OF AMERICA, INC., 102 WOODMONT BOULEVARD, SUITE 110, NASHVILLE, TENNESSEE 37205, TELEPHONE NUMBER
(615) 385-4666. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY APRIL 1, 1996.

  The following documents, which have been filed by United with the Commission, are hereby incorporated by reference in this Proxy Statement/Prospectus: (1) United's Annual Report on Form 10-K for the year ended December 31, 1994; (2) United's Quarterly Reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 1995; (3) United's Current Reports on Form 8-K dated February 29, 1996, February 15, 1996, November 2, 1995, October 2, 1995, August 7, 1995, June 25, 1995, May 4, 1995, February
14, 1995, and January 3, 1995, and on Form 8-K/A dated October 2, 1995 and January 3, 1995; and (4) the description of the United Common Stock contained in United's Registration Statement on Form 8-A dated September 20, 1991, and any amendment or report filed for the purpose of updating such description.

  The following documents, which have been filed by HealthWise with the Commission, are hereby incorporated by reference in this Proxy
Statement/Prospectus: (1) HealthWise's Annual Report on Form 10-K for the year ended December 31, 1994; (2) HealthWise's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1995; and (3) HealthWise's Current Report on Form 8-K dated February 1, 1996.

  All documents filed by United or HealthWise pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and before the Special Meeting shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in another document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

                               ----------------

  Notice to North Carolina Stockholders: The Commissioner of Insurance of the State of North Carolina has not approved or disapproved this offering nor has the Commissioner passed upon the accuracy or adequacy of this Proxy Statement/Prospectus.

                               ----------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY UNITED, HEALTHWISE OR ANY OTHER PERSON. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THIS PROXY STATEMENT/PROSPECTUS DOES NOT COVER ANY RESALES OF THE UNITED COMMON STOCK OFFERED HEREBY TO BE RECEIVED BY STOCKHOLDERS OF HEALTHWISE DEEMED TO BE AFFILIATES OF HEALTHWISE OR UNITED UPON THE CONSUMMATION OF THE MERGER. NO PERSON IS AUTHORIZED TO MAKE USE OF THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH SUCH RESALES. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF UNITED OR HEALTHWISE SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

  All share and per share amounts relating to United Common Stock in this Proxy Statement/Prospectus have been restated to reflect a two-for-one stock split in September 1992 and a two-for-one stock split on March 10, 1994, each of which was effected in the form of a 100% stock dividend.

  All share and per share amounts relating to HealthWise Common Stock in this Proxy Statement/Prospectus have been adjusted to reflect a three-for-two stock split effective May 26, 1994.

                               TABLE OF CONTENTS

                                                                       PAGE
                                                                       ----
 AVAILABLE INFORMATION.................................................  2
 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.......................  2

 SUMMARY...............................................................  7
    General............................................................  7
    The Parties to the Merger..........................................  7
        United HealthCare Corporation..................................  7
        HealthWise of America, Inc.....................................  8
        UHC Black Acquisition, Inc.....................................  8
    The Special Meeting................................................  8
        Time, Date and Place...........................................  8
        Purposes of the Special Meeting................................  8
        Record Date; Shares Entitled to Vote...........................  8
        Votes Required; Quorum.........................................  8
    The Merger.........................................................  9
        Effective Time of the Merger...................................  9
        Effects of the Merger..........................................  9
        Procedures for Exchange of Certificates........................  9
        Effect of the Merger on HealthWise Stock Options and Warrants..  9
        Recommendation of the Board of Directors of HealthWise......... 10
        Opinion of HealthWise's Financial Advisor...................... 10
        Management of HealthWise After the Merger; Interests of
         Certain Persons in the Merger................................. 10
        Voting Agreements.............................................. 11
        Accounting Treatment........................................... 11
        Certain Federal Income Tax Consequences........................ 11
        Dissenters' Rights of Appraisal................................ 11
        Regulatory Approvals........................................... 12
        Resales of United Common Stock................................. 12
        Comparison of Stockholder Rights............................... 12
    The Merger Agreement............................................... 12
        Limitations on Negotiations by HealthWise...................... 12
        Conditions to the Merger....................................... 13
        Termination of the Merger Agreement............................ 13
        Fees and Expenses.............................................. 14
    Comparative Market Price Data...................................... 14
    Comparative Unaudited Per Common Share Data........................ 15
    Summary Consolidated Financial Data of United...................... 17
    Summary Consolidated Financial Data of HealthWise.................. 19
    Unaudited Pro Forma Combined Summary Financial Data................ 20

 RISK FACTORS.......................................................... 21

 THE SPECIAL MEETING................................................... 23
    General............................................................ 23
    Matters to be Considered at the Special Meeting.................... 23
    Board of Directors' Recommendation................................. 23
    Record Date; Voting at the Special Meeting; Required Vote.......... 23
    Proxies............................................................ 24

                                                                       PAGE
                                                                       ----
 THE MERGER............................................................ 25
    Effects of the Merger.............................................. 25
    Effective Time..................................................... 25
    Procedures for Exchange of Certificates............................ 26
    Fractional Shares.................................................. 27
    Effect of the Merger on HealthWise Stock Options and Warrants...... 27
    Background of the Merger........................................... 27
    HealthWise's Reasons for the Merger; Recommendation of
     HealthWise's Board of Directors................................... 28
    United's Reasons for the Merger.................................... 29
    Opinion of Bear Stearns as HealthWise's Financial Advisor.......... 29
    Interests of Certain Persons in the Merger......................... 34
    Management of HealthWise After the Merger.......................... 35
    Voting Agreements.................................................. 35
    Accounting Treatment............................................... 36
    Certain Federal Income Tax Consequences............................ 36
    Stock Exchange Listing............................................. 37
    Dissenters' Rights of Appraisal.................................... 37
    Regulatory Approvals............................................... 37
    Resales of United Common Stock Issued in the Merger;
     Affiliate Agreements.............................................. 38

 THE MERGER AGREEMENT.................................................. 40
    General............................................................ 40
    Certain Representations and Warranties............................. 40
    Certain Covenants.................................................. 41
    Limitations on Negotiations by HealthWise.......................... 42
    Indemnification.................................................... 42
    Conditions......................................................... 43
    Termination........................................................ 44
    Amendment and Waiver............................................... 44
    Fees and Expenses.................................................. 44

 CERTAIN INFORMATION CONCERNING UNITED................................. 45
    General............................................................ 45
    Health Plans, Insurance and Related Operations..................... 45
    Specialty Managed Care Services.................................... 46
    Expansion and Disposal of Operations............................... 48
    Government Regulation.............................................. 48

 CERTAIN INFORMATION CONCERNING HEALTHWISE............................. 50

 COMPARISON OF STOCKHOLDER RIGHTS...................................... 51
    Stockholders' Dissenters' Rights................................... 52
    Board of Directors................................................. 52
    Removal of Directors............................................... 53
    Amendments to Bylaws............................................... 53
    Amendments to Certificate or Articles.............................. 53
    Indemnification.................................................... 54
    Liability of Directors............................................. 55
    Stockholder Meetings............................................... 55
    Mergers and Consolidations......................................... 56
    Business Combinations.............................................. 56
    Other Anti-Takeover Provisions..................................... 57

                                                                           PAGE
                                                                           ----
 DESCRIPTION OF UNITED CAPITAL STOCK......................................  57
    United Common Stock...................................................  57
    United Preferred Stock................................................  58
    Special Voting Rights.................................................  58
    Transfer Agent and Registrar..........................................  59
 LEGAL MATTERS............................................................  59
 EXPERTS..................................................................  59
 OTHER MATTERS............................................................  59
 STOCKHOLDER PROPOSALS....................................................  59
 UNAUDITED PRO FORMA CONDENSED COMBINING FINANCIAL INFORMATION............ F-1
 Exhibit A Agreement and Plan of Merger, dated as of February 1, 1996,     A-1
           among United HealthCare Corporation, UHC Black Acquisition,
           Inc. and HealthWise of America, Inc...........................
 Exhibit B Opinion of Bear, Stearns & Co. Inc., dated March 8, 1996......  B-1

                                    SUMMARY

  The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus. This summary is not intended to be complete and is qualified in all respects by the more detailed information included in this Proxy Statement/Prospectus and its Exhibits and the documents incorporated by reference herein. Stockholders are urged to read carefully the entire Proxy Statement/Prospectus, including the Exhibits. As used in this Proxy Statement/Prospectus, the terms "United" and "HealthWise" refer to United HealthCare Corporation and HealthWise of America, Inc., respectively, and, where the context so requires, to their respective subsidiaries. United has supplied all information concerning United and its subsidiaries included herein, and HealthWise has supplied all information concerning HealthWise and its subsidiaries included herein.

GENERAL

  This Proxy Statement/Prospectus relates to the proposed merger (the "Merger") of HealthWise of America, Inc., a Delaware corporation ("HealthWise"), and UHC Black Acquisition, Inc., a Delaware corporation ("United Sub") and a direct, wholly owned subsidiary of United HealthCare Corporation, a Minnesota corporation ("United"), pursuant to an Agreement and Plan of Merger, dated as of February 1, 1996 (the "Merger Agreement"), among HealthWise, United and United Sub, a copy of which is attached to this Proxy Statement/Prospectus as Exhibit A. As a result of the Merger, United Sub will merge with and into HealthWise and each outstanding share of common stock, $.25 par value, of HealthWise (the "HealthWise Common Stock") will be converted into 0.6475 (the "Exchange Ratio") of a share of common stock, $.01 par value, of United (the "United Common Stock"). Pursuant to agreements with United dated February 1, 1996 (the "Voting Agreements"), Ken Melkus, the Chairman of the Board and Chief Executive Officer of HealthWise, Leon Kaplan, the President of HealthWise, Joel
C. Gordon, the Vice Chairman of the Board of HealthWise, and Andrew W. Miller, a director of HealthWise, in their individual capacities as stockholders, have agreed to vote all of their shares of HealthWise Common Stock (approximately 21% of the outstanding shares of record as of March 4, 1996, the record date for the Special Meeting of HealthWise stockholders described herein (the "Record Date")) in favor of approval of the Merger Agreement and the Merger and have granted an irrevocable proxy to United so to vote their respective shares. The Merger is subject to the satisfaction of a number of conditions, including, among others, approval of the Merger Agreement and the Merger by the holders of a majority of the outstanding shares of HealthWise Common Stock. See "THE MERGER" and "THE SPECIAL MEETING".

THE PARTIES TO THE MERGER

  UNITED HEALTHCARE CORPORATION

  United is a national leader in health care management services and has offered services to health care purchasers and providers since 1974. United serves over 40 million covered lives through a broad continuum of health care products and services, including health maintenance organizations ("HMO") and health insurance products and other specialized health care management services. United has developed a number of core capabilities, including medical information management, health benefit administration, risk assessment and pricing, health benefit design, provider contracting and risk sharing and health care delivery management. With these capabilities, United provides both comprehensive managed care services, such as HMO, insurance and self-funded health plan products, and unbundled health care management and cost containment products such as mental health and substance abuse benefit plans, utilization review services, specialized provider networks and employee assistance programs. On October 2, 1995, United completed its acquisition of The MetraHealth Companies, Inc. ("MetraHealth"), a large health care coverage company with over ten million covered lives. MetraHealth has a large national health insurance business and relationships with many of the country's largest companies. The acquisition of MetraHealth enhances United's ability to offer a full range of health care coverage products to all classes of customers.

  For further information concerning United, see "CERTAIN INFORMATION CONCERNING UNITED." The principal executive offices of United are located at 300 Opus Center, 9900 Bren Road East, Minnetonka, Minnesota 55343, and the telephone number is (612) 936-1300.

  HEALTHWISE OF AMERICA, INC.

  HealthWise provides a broad range of managed health care services through HMOs in Kentucky, Maryland, Tennessee and Arkansas and recently received a license to operate an HMO in Virginia. At December 31, 1995, HealthWise's HMOs served approximately 144,000 commercial, Medicare and Medicaid members, principally through its Kentucky and Maryland HMOs. HealthWise believes that, in terms of membership, its HMO in Kentucky is the third largest in the state and its HMO in Maryland is one of the fastest growing in the state. HealthWise's aggregate enrollment increased by approximately 29,000 members, or 25.2%, to approximately 144,000 members at December 31, 1995 from approximately 115,000 members at December 31, 1994.

  For further information concerning HealthWise, see "CERTAIN INFORMATION CONCERNING HEALTHWISE." The principal executive offices of HealthWise are located at 102 Woodmont Boulevard, Suite 110, Nashville, Tennessee 37205, and the telephone number is (615) 385-4666.

  UHC BLACK ACQUISITION, INC.

  UHC Black Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of United ("United Sub"), was incorporated on January 22, 1996 for purposes of the transactions contemplated by the Merger Agreement. United Sub engages in no other business. The principal executive offices of United Sub are located at 300 Opus Center, 9900 Bren Road East, Minnetonka, Minnesota 55343, and the telephone number is (612) 936-1300.

THE SPECIAL MEETING

  TIME, DATE AND PLACE

  The Special Meeting will be held at 9:00 a.m., local time, on April 11, 1996, at 102 Woodmont Blvd. Suite 110, Nashville, Tennessee 37205.

  PURPOSES OF THE SPECIAL MEETING

  The purposes of the Special Meeting are to (1) consider and vote on a proposal to approve and adopt the Merger Agreement, and (2) transact such other business as may properly come before the Special Meeting.

  RECORD DATE; SHARES ENTITLED TO VOTE

  Only holders of record of shares of HealthWise Common Stock at the close of business on March 4, 1996 (the "Record Date") are entitled to notice of and to vote at the Special Meeting. At that date there were 6,647,314 shares of HealthWise Common Stock outstanding, each of which will be entitled to one vote on each matter which may properly come before the Special Meeting.

  A list of the stockholders entitled to vote at the Special Meeting may be examined at the offices of HealthWise during the ten day period preceding the Special Meeting.

  VOTES REQUIRED; QUORUM

  The approval and adoption of the Merger Agreement by the stockholders of HealthWise will require the affirmative vote of the holders of a majority of the outstanding shares of HealthWise Common Stock, or 3,323,658 shares. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of HealthWise Common Stock entitled to vote at the Special Meeting is necessary to constitute a quorum at the Special Meeting. Pursuant to the Voting Agreements, Messrs. Melkus, Kaplan, Gordon and Miller, in their individual capacities as stockholders, have agreed to vote all of their shares of HealthWise Common Stock (approximately 21% of the outstanding shares of record as of the Record
Date) in favor of approval of the Merger Agreement and the Merger, and have granted to United an irrevocable proxy so to vote their respective shares. See "THE SPECIAL MEETING"--Record Date; Voting at the Special Meeting; Required Vote."

THE MERGER

  EFFECTIVE TIME OF THE MERGER

  The Merger will become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be agreed upon by the parties in writing and specified in the Certificate of Merger (the "Effective Time"). Such filing is required by the Delaware General Corporation Law (the "DGCL") in connection with the Merger and will be made as soon as practicable after the adoption by the stockholders of HealthWise of the Merger Agreement and the satisfaction or waiver of all other conditions to the Merger. See "THE MERGER--Effects of the Merger" and "-- Effective Time."

  EFFECTS OF THE MERGER

  At the Effective Time, pursuant to the Merger Agreement, (1) United Sub will be merged with and into HealthWise, which will be the surviving corporation (the "Surviving Corporation"), (2) HealthWise will become a wholly owned subsidiary of United and (3) each outstanding share of HealthWise Common Stock will be converted into 0.6475 of a share of United Common Stock. Fractional shares of United Common Stock will not be issued in connection with the Merger. Stockholders of HealthWise otherwise entitled to fractional shares of United Common Stock will be paid cash without interest in lieu of such fractional shares determined as described herein under "THE MERGER--Fractional Shares."

  Based on the Exchange Ratio and the number of shares of United Common Stock and HealthWise Common Stock outstanding as of the Record Date, and assuming that such numbers remain the same at the Effective Time, the aggregate number of shares of United Common Stock issuable to stockholders of HealthWise pursuant to the Merger would be 4,304,136, or approximately 2.4% of the United Common Stock outstanding immediately following consummation of the Merger (or 5,077,506 shares and 2.8%, assuming the exercise of all of the currently outstanding options and warrants on HealthWise Common Stock which are exercisable prior to the Merger). See "THE MERGER--Effects of the Merger" and "--Effect of the Merger on HealthWise Stock Options and Warrants."

  PROCEDURES FOR EXCHANGE OF CERTIFICATES

  Promptly after the Effective Time, a letter of transmittal and instructions for surrendering stock certificates evidencing shares of HealthWise Common Stock will be mailed to each holder of HealthWise Common Stock for use in exchanging such holder's stock certificates for certificates evidencing shares of United Common Stock and for receiving cash in lieu of fractional shares and any dividends or other distributions to which such holder is entitled as a result of the Merger. STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS. See "THE MERGER--Procedures for Exchange of Certificates."

  EFFECT OF THE MERGER ON HEALTHWISE STOCK OPTIONS AND WARRANTS

  At the Effective Time, United will assume the obligations of HealthWise under its 1993 Key Employee Incentive Stock Option Plan, 1993 Non-Qualified Stock Option Plan for Non-Employee Directors and the Option Agreement, dated as of August 1, 1993, between HealthWise and Kenneth J. Melkus (collectively, the "HealthWise Stock Option Agreements"), and each outstanding option to purchase HealthWise Common Stock

("HealthWise Stock Options") granted under the HealthWise Stock Option Agreements will become an option to acquire United Common Stock on the same terms and conditions as were applicable under the HealthWise Stock Option Agreements, except that the number of shares subject to each option and the exercise price will be appropriately adjusted to give effect to the Exchange Ratio. See "THE MERGER--Effect of the Merger on HealthWise Stock Options and Warrants."

  Each outstanding warrant to purchase shares of HealthWise Common Stock (the "HealthWise Warrants") shall remain outstanding following the Effective Time. To the extent the terms of the HealthWise Warrants permit, United shall assume each such warrant, and the related agreements shall be deemed to refer to United. Each HealthWise Warrant that United assumes shall be exercisable on the same terms and conditions as were applicable under the terms of the individual warrants and related agreements, except that, to the extent the terms of the HealthWise Warrants permit, the issuer, the number of shares subject to each warrant and the exercise price will be appropriately adjusted to give effect to the Exchange Ratio.

  RECOMMENDATION OF THE BOARD OF DIRECTORS OF HEALTHWISE

  The Board of Directors of HealthWise believes that the Merger is in the best interests of HealthWise and its stockholders and has unanimously approved the Merger and the Merger Agreement. THE BOARD OF DIRECTORS OF HEALTHWISE UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE TO APPROVE AND ADOPT THE MERGER AGREEMENT. This recommendation is based on a number of factors discussed in this Proxy Statement/Prospectus. See "THE MERGER--HealthWise's Reasons for the Merger; Recommendation of HealthWise's Board of Directors."

  OPINION OF HEALTHWISE'S FINANCIAL ADVISOR

  Bear, Stearns & Co. Inc. ("Bear Stearns") has delivered its written opinion to the Board of Directors of HealthWise to the effect that, as of the date hereof, the consideration to be received by the holders of HealthWise Common Stock pursuant to the Merger is fair to such stockholders from a financial point of view. A copy of the opinion, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Exhibit B to this Proxy Statement/Prospectus and is incorporated herein by reference. Stockholders of HealthWise are urged to read carefully the opinion in its entirety. See "THE MERGER--Opinion of Bear Stearns as HealthWise's Financial Advisor."

  MANAGEMENT OF HEALTHWISE AFTER THE MERGER; INTERESTS OF CERTAIN PERSONS IN THE MERGER

  HealthWise, as the Surviving Corporation, will become a direct, wholly owned subsidiary of United upon consummation of the Merger. The directors and officers of United Sub immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation. See "THE MERGER-- Management of HealthWise after the Merger." United has agreed in the Merger Agreement to assume all HealthWise Stock Options granted under the HealthWise Stock Option Agreements and, to the extent the relevant agreements permit, to assume the HealthWise Warrants. See "THE MERGER--Effect of the Merger on HealthWise Stock Options and Warrants." Pursuant to the Voting Agreements, Messrs. Melkus, Kaplan, Gordon and Miller, in their individual capacities as stockholders, have agreed to vote all shares of HealthWise Common Stock owned by them for adoption of the Merger Agreement and have granted to United an irrevocable proxy so to vote their respective shares. See "THE MERGER--Voting Agreements." It is a condition to United's obligation to effect the Merger that United or HealthWise enter into a one-year consulting agreement with Mr. Melkus and a two-year employment agreement with Mr. Kaplan. See "THE MERGER--Interests of Certain Persons in the Merger." United has agreed to indemnify the directors and officers of HealthWise for liabilities arising out of actions or omissions occurring at or prior to the Effective Time to the full extent permitted or required as of February 1, 1996 by HealthWise's Certificate of Incorporation and Bylaws, and has agreed, subject to certain limitations, to use reasonable efforts to provide directors' and officers' liability insurance under United's policies to the directors and officers of HealthWise if HealthWise is unable to obtain extended coverage under its existing directors' and officers' liability insurance policies. See "THE MERGER AGREEMENT--Indemnification." The Board of Directors of HealthWise was aware of the interests of certain persons in the Merger described above and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

  VOTING AGREEMENTS

  As a condition to the willingness of United to execute the Merger Agreement, concurrently with the execution of the Merger Agreement, each of Messrs. Melkus, Kaplan, Gordon and Miller, who collectively had record ownership of approximately 1,424,000 shares, or 21% of the outstanding shares, of HealthWise Common Stock as of the Record Date, entered into separate Voting Agreements with United, pursuant to which such stockholders, in such capacity, have agreed to vote, and have granted to United an irrevocable proxy to vote, such shares (and any other shares of HealthWise Common Stock acquired after the date of the Merger Agreement, including shares acquired pursuant to the exercise of any rights to purchase or otherwise acquire shares) in favor of approval of the Merger Agreement and Merger. In addition, under the Voting Agreements, such stockholders have agreed that, if HealthWise seeks a vote of its stockholders with respect to (1) any sale of stock, merger, consolidation, share exchange, business combination or other similar transaction, (2) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition of 20% of more of the assets of HealthWise on a consolidated basis, in a single transaction or a series of related transactions, or (3) any agreement, or public announcement by HealthWise of a proposal, plan, or intention, to do any of the foregoing (each of (1), (2) and (3), a "Competing Transaction"), such stockholders will vote against such Competing Transaction. The Voting Agreements, other than the provisions relating to the grant of an irrevocable proxy, terminate on the earlier to occur of (1) the Closing Date or (2) 90 days after termination of the Merger Agreement. The irrevocable proxy provision terminates on the earliest of (1) the termination of the Merger Agreement, (2) the Closing Date, or (3) 11:59 p.m. on August 31, 1996. See "THE MERGER--Voting Agreements."

  ACCOUNTING TREATMENT

  It is intended that the Merger will qualify as a pooling of interests for accounting and financial reporting purposes. It is a condition to the obligation of both United and HealthWise to effect the Merger that United shall have received the opinion of Arthur Andersen LLP, United's independent public accountants, and HealthWise shall have received the opinion of Deloitte & Touche LLP, HealthWise's independent public accountants, both to the effect that, as of the Effective Time, the Merger qualifies for pooling of interests accounting treatment if consummated in accordance with the Merger Agreement. See "THE MERGER--Accounting Treatment."

  CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  It is intended that the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). It is a condition to the obligation of both United and HealthWise that HealthWise shall have received an opinion of its counsel, Skadden, Arps, Slate, Meagher & Flom, to the effect that the Merger qualifies as a tax-free reorganization.

  See "THE MERGER--Certain Federal Income Tax Consequences" and "THE MERGER AGREEMENT--Conditions."

  DISSENTERS' RIGHTS OF APPRAISAL

  Holders of shares of HealthWise Common Stock are not entitled to dissenters' rights of appraisal under the DGCL in connection with the Merger. See "THE MERGER--Dissenters' Rights of Appraisal."

  REGULATORY APPROVALS

  Consummation of the Merger is conditioned upon, among other things, the expiration or termination of all applicable waiting periods pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The HSR Act requires that parties to certain acquisitions file notifications with the federal antitrust authorities and observe a waiting period prior to consummation. United and HealthWise each initially filed Notification and Report Forms with respect to the Merger under the HSR Act on February 9, 1996. Consummation of the Merger is also conditioned upon the giving of all required notices and obtaining receipt of all other regulatory approvals necessary for consummation of the Merger, including the giving of notice or receipt of approval under the federal Health Maintenance Organization Act of 1973 (the "Federal HMO Act"), the applicable provisions of the Arkansas, Kentucky, Maryland, Tennessee and Virginia laws regulating HMOs (the "HMO Acts"), and the applicable provisions of the Arkansas, Kentucky, Maryland and Tennessee laws relating to regulation of Insurance Holding Company Systems (the "Holding Company Acts"). See "THE MERGER--Regulatory Approvals."

  RESALES OF UNITED COMMON STOCK

  The shares of United Common Stock to be issued to stockholders of HealthWise in connection with the Merger have been registered under the Securities Act. All shares of United Common Stock received by holders of HealthWise Common Stock upon consummation of the Merger will be freely transferable by those stockholders of HealthWise not deemed to be "affiliates" (as such term is defined under the Securities Act) of HealthWise or United. It is a condition to the obligation of United to effect the Merger that HealthWise cause each "affiliate" of HealthWise to execute and deliver to United, on or prior to the Effective Time, an agreement providing that such affiliate will not sell, pledge, transfer or otherwise dispose of any United Common Stock obtained as a result of the Merger except in specified circumstances (each, an "Affiliate Agreement"). See "THE MERGER--Resales of United Common Stock issued in the Merger; Affiliate Agreements" and "THE MERGER AGREEMENT--Conditions."

  COMPARISON OF STOCKHOLDER RIGHTS

  Upon consummation of the Merger, HealthWise stockholders will become United shareholders. As a result, their rights as holders of common stock, which are now governed by Delaware corporate law and HealthWise's Certificate of Incorporation and Bylaws, will be governed by Minnesota corporate law and United's Articles of Incorporation and Bylaws. See "COMPARISON OF STOCKHOLDER RIGHTS" for a summary of certain material differences between the rights of holders of United Common Stock and the rights of holders of HealthWise Common Stock.

THE MERGER AGREEMENT

  LIMITATIONS ON NEGOTIATIONS BY HEALTHWISE

  The Merger Agreement provides that HealthWise may not participate in any discussions with, provide any information to, enter into any agreement or understanding with, or otherwise cooperate in any other way with any person (other than United and its agents) concerning any Competing Transaction and that it will not permit or authorize the directors, officers, employees, stockholders or representatives of HealthWise and its subsidiaries to take such action. However, provided that certain other conditions are met, the Board of Directors may take certain actions with respect to a Competing Transaction if it determines in good faith, after consultation with and receipt of written advice from independent legal counsel, that such action is required in order to comply with the Board of Directors' fiduciary duties under applicable law. HealthWise has agreed to notify United regarding any inquiries or proposals with respect to a Competing Transaction and to keep United informed, on a current basis, of the status of any discussions or negotiations with respect to a Competing Transaction. See "THE MERGER AGREEMENT--Limitations on Negotiations by HealthWise."

  CONDITIONS TO THE MERGER

  The obligations of United and HealthWise to effect the Merger are subject to the satisfaction of certain conditions (any or all of which may be waived to the extent permitted by applicable law) including: effectiveness of the Registration Statement, stockholder approval of the Merger Agreement, the absence of any action, proceeding or injunction prohibiting consummation of the Merger, the receipt of necessary regulatory and other approvals and consents, the receipt of an opinion from legal counsel to the effect that the Merger will qualify as a tax-free reorganization for federal income tax purposes and opinions from two independent public accounting firms to the effect that the Merger qualifies for pooling of interests accounting treatment, continuing accuracy of representations and warranties in the Merger Agreement, performance or compliance with the agreements and covenants in the Merger Agreement, receipt by United of an Affiliate Agreement from each person identified pursuant to the Merger Agreement as an "affiliate" of HealthWise, the entering into by United or HealthWise and Messrs. Melkus and Kaplan of mutually satisfactory consulting and employment agreements, respectively, and the absence of any "Material Adverse Effect" (as defined in the Merger Agreement) with respect to HealthWise or United. See "THE MERGER AGREEMENT--Conditions."

  TERMINATION OF THE MERGER AGREEMENT

  The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after adoption of the Merger Agreement by the stockholders of HealthWise (1) by mutual consent of United, United Sub and HealthWise; (2) by either United, United Sub or HealthWise if either (a) the Effective Time shall not have occurred on or before August 31, 1996, subject to certain limitations or (b) the consummation of the Merger is prohibited by law or by final action taken by a court of competent jurisdiction; (3) by United or HealthWise, if the Board of Directors of HealthWise withdraws or changes its recommendation of the Merger Agreement or the Merger in a manner adverse to United or United Sub or shall have recommended to the stockholders of HealthWise any Competing Transaction or shall have resolved to do any of the foregoing (a "Board Termination Event"); (4) by United, if (a) HealthWise receives an unsolicited proposal that constitutes a Competing Transaction and the Board of Directors of HealthWise, within 30 calendar days after such proposal is received by HealthWise (which 30-day period may be extended by up to 30 days), either fails to terminate discussions with the maker of such proposal and its agents, or determines to accept, or takes no position with respect to, such proposal, (b) a tender offer or exchange offer for 20% or more of the outstanding aggregate shares of HealthWise Common Stock and Preferred Stock, $.25 par value, of HealthWise (collectively, the "HealthWise Capital Stock") is commenced, and the Board of Directors of HealthWise, within ten business days after such tender offer or exchange offer is so commenced, either fails to recommend against acceptance of such tender offer or exchange offer by its stockholders or takes no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, or (c) any person (other than United or its affiliates) shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) shall have been formed which beneficially owns, or has the right to acquire beneficial ownership of, 20% or more of the then outstanding shares of HealthWise Capital Stock (excluding for this purpose holdings of shares by persons or groups as reflected on February 1, 1996 in filings with the Commission under Section 13(d) of the Exchange Act) (each of
(a), (b) and (c), a "Competing Transaction Termination Event"); (5) by either United, United Sub, or HealthWise, if the Special Meeting shall have been held and the stockholders of HealthWise shall have failed to approve the Merger Agreement and the Merger at such meeting (a "Stockholder Termination Event");
(6) by HealthWise, in the event of a material breach by United or United Sub of any representation, warranty, covenant or agreement contained in the Merger Agreement which has not been cured or is not curable by August 31, 1996; or (7) by United, in the event of a material breach by HealthWise of any representation, warranty, covenant or agreement contained in the Merger Agreement which has not been cured or is not curable by August 31, 1996.

  In the event of termination of the Merger Agreement by either United or HealthWise, the Merger Agreement will become void and there will be no liability or obligation on the part of United, United Sub or HealthWise except that (1) under certain circumstances, HealthWise could be required to pay to United a termination fee, as described in the next section and under "THE MERGER AGREEMENT--Fees and Expenses," (2) all remedies available to either party at law or in equity will be preserved if the Merger Agreement is terminated, and (3) the parties will continue to abide by the terms of the confidentiality agreement between United and HealthWise, dated as of February 23, 1995 (the "Confidentiality Agreement"). See "THE MERGER AGREEMENT-- Termination."

  FEES AND EXPENSES

  Under the Merger Agreement, except as provided below, all expenses incurred by United and HealthWise shall be borne solely and entirely by the party that has incurred the same; provided, however, that United and HealthWise will each pay one-half of all expenses related to printing, filing and mailing the Registration Statement and this Proxy Statement/Prospectus and all filing fees incurred under the HSR Act in connection with the Registration Statement and this Proxy Statement/Prospectus. See "THE MERGER AGREEMENT--Fees and Expenses."

  In addition, HealthWise has agreed that it will pay to United a termination fee in an amount equal to $11,000,000, plus interest from the date the termination fee is due, if (1) United or HealthWise shall terminate the Merger Agreement because a Stockholder Termination Event exists and on the date of the Special Meeting there exists a Competing Transaction; (2) the Merger Agreement is terminated by United or HealthWise because a Board Termination Event exists; or (3) United terminates the Merger Agreement because a Competing Transaction Termination Event exists. See "THE MERGER AGREEMENT--Fees and Expenses."

COMPARATIVE MARKET PRICE DATA

  The United Common Stock is listed on the NYSE under the symbol "UNH." The HealthWise Common Stock is traded on the Nasdaq National Market under the symbol "HOAM." The following table sets forth the closing price per share of the United Common Stock, the last sale price per share of HealthWise Common Stock and the "equivalent per share price" (as defined below) of HealthWise Common Stock as of (1) January 31, 1996, the last full trading day before United and HealthWise announced the execution of the Merger Agreement, and (2) March 8, 1996. The "equivalent per share price" of HealthWise Common Stock as of each date equals the closing price per share of United Common Stock on that date multiplied by the Exchange Ratio.

                                                          EQUIVALENT PER
   MARKET PRICE PER SHARE      UNITED     HEALTHWISE  SHARE PRICE (HEALTHWISE
   AT:                      COMMON STOCK COMMON STOCK      COMMON STOCK)
   ----------------------   ------------ ------------ -----------------------
   January 31, 1996........    $62.75       $37.50            $40.63
   March 8, 1996...........    $62.50       $39.50            $40.47

  Stockholders of HealthWise are advised to obtain current market quotations for United Common Stock and HealthWise Common Stock. No assurance can be given as to the market prices of United Common Stock or HealthWise Common Stock at any time before the Effective Time or as to the market price of United Common Stock at any time thereafter. Because the Exchange Ratio is fixed, stockholders of HealthWise will not be compensated for decreases in the market price of United Common Stock which could occur before the Effective Time. As a result, in the event the market price of United Common Stock decreases, the value of the United Common Stock to be received in the Merger in exchange for HealthWise Common Stock would decrease. In the event the market price of United Common Stock instead increases, the value of the United Common Stock to be received in the Merger in exchange for HealthWise Common Stock would increase.

COMPARATIVE UNAUDITED PER COMMON SHARE DATA

  The following table presents selected comparative unaudited per share data with respect to United Common Stock on a historical and a pro forma combined basis, and with respect to HealthWise Common Stock on a historical and pro forma equivalent basis, giving effect to the Merger as a pooling of interests for accounting and financial reporting purposes. Such pro forma data assume that the Merger had been effective on September 30, 1995 and December 31, 1994 for the book value per share data and at the beginning of each of the three years ended December 31, 1994, 1993 and 1992 and the nine months ended September 30, 1995 for the dividends declared and net earnings per share data. The table also presents book value per share data as of September 30, 1995 and net earnings per share data for the nine months ended September 30, 1995 and the year ended December 31, 1994, adjusted to give effect to United's October 2, 1995 acquisition of MetraHealth as if the acquisition had occurred on September 30, 1995 with respect to the book value of per share data and January 1, 1994 with respect to the net earnings per share data. United's unaudited pro forma condensed combining financial statements giving effect to the MetraHealth acquisition are included in its Current Report on Form 8K/A dated October 2, 1995, incorporated by reference into this Proxy Statement/Prospectus. The historical per share data set forth in the following table are derived from and should be read in conjunction with the historical consolidated financial statements of United and HealthWise, including the notes thereto, incorporated by reference into this Proxy Statement/Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." The per share data set forth below are presented for informational purposes only and are not necessarily indicative of the results of the future operations of the combined entity or the actual results that would have been achieved had the Merger and the acquisition of MetraHealth been consummated on the dates indicated above.

                                UNITED COMMON STOCK   HEALTHWISE COMMON STOCK
                               ---------------------- ------------------------
                                           PRO FORMA               PRO FORMA
                               HISTORICAL COMBINED(4) HISTORICAL EQUIVALENT(4)
                               ---------- ----------- ---------- -------------
BOOK VALUE PER SHARE: (1)
 September 30, 1995...........  $ 17.99     $ 17.79     $5.47       $ 11.52
 September 30, 1995 as
  adjusted (5)................    17.99       17.79      5.47         11.52
 December 31, 1994............    16.17       15.95      3.49         10.33
CASH DIVIDENDS PER SHARE: (2)
 Nine months ended September
  30, 1995....................  $  0.03     $  0.03       --        $  0.02
 Year ended December 31,
  1994........................  $  0.03     $  0.03       --        $  0.02
  1993........................     0.01        0.01       --         0.0065
  1992........................   0.0075      0.0075       --         0.0049
NET EARNINGS PER SHARE FROM
 CONTINUING OPERATIONS: (3)
 Nine months ended September
  30,
  1995........................  $  1.55     $  1.54     $ .93       $  1.00
  1995 as adjusted (5)........     1.66        1.65       .93          1.07
Year ended December 31,
  1994........................  $  1.64     $  1.64     $1.06       $  1.06
  1994 as adjusted (5)........     1.76        1.76      1.06          1.14
  1993........................     1.23        1.24      0.72          0.80
  1992........................     0.79        0.79      0.45          0.51

--------
(1) The pro forma combined book value per share of United Common Stock is based upon the pro forma common shareholders' equity of the combined companies, divided by the total pro forma common shares of the combined companies outstanding as of the date indicated, assuming conversion of the HealthWise Common Stock at the Exchange Ratio. The pro forma equivalent book value per share of HealthWise Common Stock represents the pro forma combined book value per share multiplied by the Exchange Ratio.
(2) The pro forma combined dividends per share for United Common Stock assumes no changes in cash dividends per share. The pro forma equivalent dividends per share for HealthWise Common Stock represent the cash dividends declared on a share of United Common Stock multiplied by the Exchange Ratio.
(3) The pro forma combined net earnings per share from continuing operations (based on fully diluted weighted average shares outstanding) of United Common Stock is based on the pro forma net earnings for the combined companies, divided by the pro forma weighted average common shares of the combined companies. The pro forma equivalent net earnings per share from continuing operations of HealthWise Common Stock represents pro forma combined net earnings per share from continuing operations multiplied by the Exchange Ratio.
(4) All pro forma amounts exclude one-time costs associated with the Merger. See Note D to "UNAUDITED PRO FORMA CONDENSED COMBINING FINANCIAL INFORMATION."
(5) The adjusted book value and net earnings per share data give effect to United's October 2, 1995 purchase of MetraHealth as if the acquisition had occurred on September 30, 1995 with respect to the book value per share data and on January 1, 1994 with respect to the net earnings per share data.

SUMMARY CONSOLIDATED FINANCIAL DATA OF UNITED

  The following table summarizes certain selected historical consolidated financial data of United which should be read in conjunction with the consolidated financial statements of United, and the notes thereto, incorporated by reference into this Proxy Statement/Prospectus. The financial data for the five years ended December 31, 1994 have been derived from the audited consolidated financial statements of United. The financial data as of and for the nine months ended September 30, 1995 and 1994 have been derived from the unaudited condensed consolidated financial statements of United. The following summary data does not include the estimated pro forma effects of United's October 2, 1995 acquisition of MetraHealth. United's unaudited pro forma condensed combining financial statements giving effect to the MetraHealth acquisition are included in its Current Report on Form 8-K/A dated October 2, 1995, incorporated by reference into this Proxy Statement/ Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." Each acquisition described in the footnotes to the table below has been recorded using the purchase method of accounting and accordingly, the operating results of each acquired company have been included in United's historical financial information from the respective dates of acquisition. In the opinion of United's management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial data for the nine months ended September 30, 1995 and 1994 have been reflected therein. Operating results for the nine months ended September 30, 1995 are not necessarily indicative of the results that may be expected for the full year.

                            NINE MONTHS ENDED                    YEARS ENDED DECEMBER 31,
                         ------------------------ ------------------------------------------------------
                         9/30/95(1)(2) 9/30/94(3)  1994(3)    1993(4)    1992(5)    1991(6)    1990(7)
                         ------------- ---------- ---------- ---------- ---------- ---------- ----------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenues................  $3,477,316   $2,799,855 $3,768,882 $3,115,202 $2,200,636 $1,416,120 $1,056,019
Earnings from
 Operations.............  $  437,540   $  368,826 $  506,047 $  336,351 $  207,306 $  142,724 $   79,548
Net Earnings Before
 Extraordinary Gain.....  $  272,981   $  203,896 $  288,139 $  212,078 $  130,591 $   89,398 $   47,142
Extraordinary Gain on
 Sale of Subsidiary,
 net....................  $      --    $1,377,075 $1,377,075 $      --  $      --  $      --  $      --
Net Earnings............  $  272,981   $1,580,971 $1,665,214 $  212,078 $  130,591 $   89,398 $   47,142
Net Earnings Per Share:
 Earnings Before
  Extraordinary Gain....  $     1.55   $     1.16 $     1.64 $     1.23 $     0.79 $     0.79 $     0.38
 Extraordinary Gain.....  $      --    $     7.85 $     7.86 $      --  $      --  $      --  $      --
 Primary................  $     1.55   $     9.01 $     9.50 $     1.23 $     0.79 $     0.60 $     0.38
 Fully Diluted..........  $     1.55   $     9.01 $     9.50 $     1.23 $     0.79 $     0.60 $     0.34
Dividends Per Common
 Share..................  $    0.030   $    0.030 $    0.030 $    0.015 $   0.0075 $   0.0075 $   0.0075
Weighted Average Number
 of Common Shares
 Outstanding:
 Primary................     176,615      175,501    175,209    171,739    166,091    148,105    124,898
 Fully Diluted..........     176,615      175,501    175,209    171,739    166,091    148,105    138,022
BALANCE SHEET DATA:
Cash and Investments....  $2,585,582   $2,864,624 $2,769,390 $1,169,433 $  923,576 $  516,174 $  258,071
Total Assets............  $3,896,871   $3,529,057 $3,489,479 $1,787,354 $1,321,174 $  801,473 $  434,555
Long-term Obligations...  $   26,189   $   23,956 $   24,275 $   39,099 $   24,132 $   41,649 $   39,123
Shareholders' Equity....  $3,127,512   $2,701,773 $2,795,456 $1,085,410 $  822,903 $  426,796 $  169,460

--------
(1) On October 2, 1995, United acquired MetraHealth. The total purchase price of the acquisition was $1.09 billion in cash and $500 million of 5.75% convertible preferred stock, for total consideration at closing of $1.59 billion. In addition, certain former owners of MetraHealth will be eligible to receive up to an additional $700 million if MetraHealth achieves certain defined operating results for each of 1995, 1996 and 1997. Had this transaction occurred on January 1, 1994, and excluding the effects of any potential future consideration, combined unaudited pro forma results for the nine months ended September 30, 1995 and the year ended December 31, 1994 would have been revenues--$6.50 billion and $7.98 billion; net earnings before extraordinary gain--$315.0 million and $337.0 million; net earnings--$293.0 million and $308.0 million; net earnings per share before extraordinary gain--$1.66 and $1.76 and net earnings per share--$1.66 and $9.62.
(2) On January 3, 1995, United acquired GenCare Health Systems, (GenCare), a health plan based in St. Louis, Missouri, which served 230,000 members at the time of acquisition, for a total purchase price of $515.4 million in cash. Had the transaction occurred on January 1, 1994, combined unaudited pro forma results for the nine months ended September 30, 1994 and the year ended December 31, 1994 would have been: revenues--$2.94 billion and $3.97 billion; net earnings before extraordinary gain--$200.1 million and $284.9 million; net earnings-- $1.58 billion and $1.66 billion; net earnings per share before extraordinary gain--$1.14 and $1.63 and net earnings per share--$8.99 and $9.49.
(3) On May 27, 1994, United sold Diversified Pharmaceutical Services, Inc. (Diversified), then a wholly-owned subsidiary, to SmithKline Beecham Corporation for $2.3 billion in cash. In connection with this transaction, United recognized an extraordinary gain after transaction costs and income tax effects of $1.38 billion, or $7.86 per share. The results of Diversified subsequent to the sale are not included in the financial information presented above.
(4) On January 29, 1993, United acquired Western Ohio Health Care Corporation, then a 183,000-member HMO located in Dayton, Ohio, for a purchase price of $100.1 million
(5) On January 2, 1992, United acquired Physicians Health Plan Corporation, the sole shareholder of Physicians Health Plan of Ohio, Inc., then a 154,000-member HMO located in Columbus, Ohio, for a purchase price of $89 million. In addition, United completed a public offering in March 1992 of ten million shares of United Common Stock, with net proceeds of $195.9 million.
(6) United completed a public offering in March 1991 of 13.8 million shares of United Common Stock, with net proceeds of $99.1 million. On August 30,
    1991, United acquired approximately 79% of Ocean State Coordinated Health Services Corporation ("Ocean State"), the sole shareholder of Ocean State Physicians Health Plan, Inc. (subsequently renamed United Health Plans of New England, Inc.), then a 136,000-member HMO located in Warwick, Rhode Island, for a purchase price of $26.4 million. United previously owned 21% of Ocean State; thus, as a result of the transaction, Ocean State became a wholly-owned subsidiary of United.
(7) On March 1, 1990, United acquired PrimeCare Health Plan, Inc.
    ("PrimeCare"), then a 100,000-member HMO located in Milwaukee, Wisconsin.
    In addition to the purchase price of $9.1 million, the transaction required the repayment of $2.2 million of subordinated debt of PrimeCare.

SUMMARY CONSOLIDATED FINANCIAL DATA OF HEALTHWISE

  The following table summarizes certain selected historical consolidated financial data of HealthWise which should be read in conjunction with the consolidated financial statements of HealthWise, and the notes thereto, incorporated by reference into this Proxy Statement/Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." The consolidated statement of operations data set forth below for the years ended December 31, 1994, 1993, 1992, 1991 and 1990 and the consolidated balance sheet data at December 31, 1994, 1993, 1992, 1991 and 1990 are derived from consolidated financial statements audited by HealthWise's independent auditors. The data for the nine months ended September 30, 1995 and 1994 and at September 30, 1995 and 1994 are derived from the unaudited consolidated financial statements of HealthWise. In the opinion of HealthWise, the consolidated statement of operations data for the nine months ended September 30, 1995 and 1994 and the consolidated balance sheet data at September 30, 1995 and 1994 reflect all adjustments (which consist of only normal recurring adjustments) necessary for a fair presentation of results of interim periods. Operating results for the nine months ended September 30, 1995 are not necessarily indicative of results for the full fiscal year or for any future interim period. The consolidated statement of operations data set forth below for the years ended December 31, 1994, 1993 and 1992 and the consolidated balance sheet data at December 31, 1994 and 1993 are qualified by reference to the audited consolidated financial statements incorporated by reference herein. The consolidated statement of operations data set forth below for the nine months ended September 30, 1995 and 1994 and the consolidated balance sheet data at September 30, 1995 and 1994 are qualified by reference to the unaudited consolidated financial statements incorporated by reference herein.

                          NINE MONTHS ENDED
                            SEPTEMBER 30,             YEARS ENDED DECEMBER 31,
                          ------------------  ---------------------------------------------
                          1995(1)   1994(2)   1994(2)   1993(3)    1992     1991     1990
                          --------  --------  --------  --------  -------  -------  -------
                             (UNAUDITED)        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenues................  $153,311  $119,753  $163,112  $119,395  $63,526  $50,738  $37,493
Earnings from
 Operations.............  $ 10,750  $ 10,935  $ 14,794  $ 12,705  $ 9,050  $ 8,385  $ 3,379
Net Earnings Before
 Income Taxes and
 Minority Interests.....  $ 12,378  $ 12,164  $ 16,259  $ 14,418  $10,383  $ 9,458  $ 4,112
Minority Interests in
 Earnings...............  $ (1,855) $ (4,296) $ (5,196) $ (6,503) $(5,088) $(4,635) $(2,015)
Net Earnings............  $  6,209  $  4,799  $  6,748  $  4,828  $ 3,283  $ 2,972  $ 1,258
Weighted Average Number
 of Common and Common
 Equivalent Shares......     6,702     6,350     6,383     5,786    5,734    5,734    5,734
Net Earnings Per Share..  $   0.93  $   0.76  $   1.06  $   0.83  $  0.57  $  0.52  $  0.22
Unaudited Pro Forma
 Data: (4)
 Net Earnings...........  $    --   $    --   $    --   $  4,152  $ 2,590  $ 2,181  $   652
 Net Earnings Per Share.  $    --   $    --   $    --   $   0.72  $  0.45  $  0.38  $  0.11
BALANCE SHEET DATA:
Cash and Investments....  $ 45,868  $ 51,376  $ 51,913  $ 42,946  $26,101  $19,012  $11,181
Total Assets............  $ 82,533  $ 77,928  $ 80,128  $ 52,269  $27,819  $21,336  $13,137
Long-term Obligations...  $ 13,400  $ 19,000  $ 13,000  $    --   $   --   $   --   $   --
Minority Interests......  $  4,067  $  4,702  $  4,709  $ 10,245  $ 6,908  $ 4,873  $ 2,510
Stockholders' Equity....  $ 32,251  $ 18,233  $ 20,012  $ 13,825  $ 6,940  $ 4,777  $ 2,222

--------
(1) On January 1, 1995 HealthWise acquired an additional 15.625% of the common shares of Chesapeake for $5.7 million.
(2) During June 1994, HealthWise acquired a 39% partnership interest in its Kentucky subsidiary for $22 million. Prior to this acquisition, HealthWise owned approximately 51% of this subsidiary.
(3) On February 3, 1993, HealthWise acquired an 81.25% interest in Chesapeake for a total purchase price of $1.4 million in cash.
(4) Pro forma to reflect estimated additional general and administrative expenses that would have been incurred by HealthWise had it been a separate public company throughout the periods presented. HealthWise was a wholly-owned subsidiary of SCA until December 1, 1993.

UNAUDITED PRO FORMA COMBINED SUMMARY FINANCIAL DATA

  The following table summarizes certain selected unaudited pro forma financial data for United and HealthWise combined, giving effect to (1) the Merger as a pooling of interests for accounting and financial reporting purposes and (2) the purchase of MetraHealth. Such pro forma data assumes that (1) the Merger had been effective on September 30, 1995 and December 31, 1994, 1993 and 1992 for the balance sheet data and at the beginning of each of the nine months ended September 30, 1995 and the three years ended December 31, 1994, 1993 and 1992 for the statement of operations data and (2) the purchase of MetraHealth had been effective on September 30, 1995 for the balance sheet data and at the beginning of the year ended December 31, 1994 for the statement of operations data. The unaudited pro forma data set forth in the following table is derived from, and should be read in conjunction with, the historical consolidated financial statements of United and HealthWise, including the respective notes hereto, and the unaudited pro forma condensed combining financial information, including the respective notes thereto, incorporated by reference into or included in this Proxy Statement/Prospectus. See "UNAUDITED PRO FORMA CONDENSED COMBINING FINANCIAL INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." The following pro forma financial data is presented for informational purposes only, and is not necessarily indicative of the results of the future operations of the combined entity or the actual results that would have been achieved had the Merger and the acquisition of MetraHealth been consummated on the dates or prior to the periods presented.

                            UNITED AND METRAHEALTH
                           PRO FORMA AND HEALTHWISE
                                   COMBINED             UNITED AND HEALTHWISE COMBINED
                          -------------------------- -------------------------------------
                           NINE MONTHS                NINE MONTHS   YEARS ENDED DECEMBER
                              ENDED      YEAR ENDED      ENDED               31,
                          SEPTEMBER 30, DECEMBER 31, SEPTEMBER 30, -----------------------
                             1995(2)      1994(2)        1995       1994    1993    1992
                          ------------- ------------ ------------- ------- ------- -------
                                  (IN MILLIONS EXCEPT SHARE AND PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA(1):
Revenues................     $ 6,658      $ 8,149       $ 3,633    $ 3,934 $ 3,237 $ 2,266
Earnings from
 Operations.............     $   532      $   625       $   451    $   523 $   351 $   218
Net Earnings Before
 Extraordinary Gain.....     $   321      $   344       $   279    $   295 $   218 $   134
Extraordinary Gain on
 Sale of Subsidiary,
 net....................     $   --       $ 1,377       $   --     $ 1,377 $   --  $   --
Net Earnings Applicable
 to Common Shareholders.     $   299      $ 1,692       $   279    $ 1,672 $   218 $   134
Net Earnings Per Share
 Applicable to Common
 Shareholders:
 Earnings Before
  Extraordinary Gain....     $  1.65      $  1.76       $  1.54    $  1.64 $  1.24 $  0.79
 Extraordinary Gain.....     $   --       $  7.68       $   --     $  7.68 $   --  $   --
 Net Earnings...........     $  1.65      $  9.44       $  1.54    $  9.32 $  1.24 $  0.79
Dividends Per Common
 Share..................     $   .03      $   .03       $   .03    $   .03 $   .01 $ .0075
Weighted Average Number
 of Common Shares
 Outstanding............     180,955      179,342       180,955    179,342 175,485 169,804
BALANCE SHEET DATA(1):
Cash and Investments....     $ 3,179      $ 2,824       $ 2,636    $ 2,824 $ 1,214 $   969
Total Assets............     $ 6,329      $ 3,569       $ 3,980    $ 3,569 $ 1,839 $ 1,334
Long-term Obligations...     $    49      $    37       $    40    $    37 $    39 $    24
Shareholders' Equity....     $ 3,160      $ 2,815       $ 3,160    $ 2,815 $ 1,099 $   830

--------
(1) All pro forma amounts exclude the one-time costs associated with the Merger. See Note D to "UNAUDITED PRO FORMA CONDENSED COMBINING FINANCIAL INFORMATION."
(2) United has signed definitive agreements to acquire in separate transactions PHP, Inc. and Louisiana Independent Physicians Association, Inc. These transactions are expected to close in the first quarter of 1996 and have been excluded from the pro forma data as their effects are not significant.

                                 RISK FACTORS

  Certain factors relating to the industry in which United operates and United's business should be carefully considered.

REGULATION

  United's primary business, offering health care coverage and health care management services, is heavily regulated at both the federal and state level. Changes in applicable laws and regulations are continually being considered. While United is unable to predict what regulatory changes may occur or the impact on United of any particular change, United's operations and financial results could be negatively affected by regulatory revisions. Certain proposed changes in Medicare and Medicaid programs may increase the opportunities for United to enroll persons under products developed for the Medicare and Medicaid eligible populations, but proposed changes also may limit the reimbursement available to United and increase competition in those programs, which would adversely affect United's financial results. The continued consideration and enactment of "anti-managed care" laws and regulations, such as "any willing provider" laws and limits on utilization management, by federal and state bodies may make it more difficult for United to control medical costs and may adversely affect financial results.

  In addition to changes in applicable laws and rules, United is potentially subject to governmental investigations and enforcement actions. These include possible government actions relating to the federal Employee Retirement Income Security Act ("ERISA"), which regulates health coverage plans offered by employers, and United's dealings with self-funded employer health plans, the Federal Employees Health Benefit Plan ("FEHBP"), federal and state fraud and abuse laws and laws relating to utilization management and the delivery of health care. Any such government action could result in assessment of damages, civil or criminal fines or penalties, or other sanctions, including exclusion from participation in government programs. Although United is currently involved in various government audits, such as under the FEHBP or relating to services for ERISA plans, United does not believe the results of such audits will have a material adverse effect on United's financial results.

LITIGATION

  Because of the nature of its business, United is subject to suits relating to the failure to provide or pay for health care, poor outcomes for care delivered or arranged under United's programs, nonacceptance or termination of providers, failure to return withheld amounts from provider compensation, failure of a self-funded plan serviced by United to pay benefits, improper copayment calculations and other forms of legal actions. Some of these suits may include claims for substantial punitive damages. While United does not believe that any such actions currently threatened or pending will, individually or in the aggregate, have a material adverse effect on United's financial results, the likelihood or outcome of such current or future suits cannot be accurately predicted, and they could adversely affect United's financial results.

COMPETITION

  The industry in which United operates is highly competitive and significant consolidation has occurred within the industry, creating stronger competitors. At the same time, there are a number of new entrants to the industry, which may increase competitive pressures. The current competitive markets in certain areas may limit United's ability to price its products at levels United believes appropriate. These competitive factors could adversely affect United's financial results.

HEALTH CARE COST CHANGES

  Trends in health care prices and utilization have a substantial effect on United's financial results. Historically, increases in health care prices and utilization have caused health care costs to rise faster than general inflation. In recent time periods these increases have moderated, but there can be no assurance that health care prices or utilization will not again increase at a more rapid pace. If health care costs do begin to increase more rapidly, there can be no assurance that United will be able to meet its goal of maintaining price increases at least sufficient to cover increases in health care costs. Competitive pressures, demands from providers and customers, applicable regulations or other factors may adversely affect United's ability to limit the impact of health care cost increases by reducing the amounts paid to providers or by increasing prices.

RECENT ACQUISITIONS

  United has engaged in an extensive acquisition program over the last few years. United continues to evaluate opportunities to acquire additional businesses or to sell existing ones. The intensive acquisition program may affect United's ability to integrate and manage its overall business effectively, which may adversely affect United's financial results. United's recent acquisition of MetraHealth poses significant integration challenges, particularly since MetraHealth itself was the product of a merger of businesses that were not yet fully integrated.

  The acquisition of MetraHealth also may make United's revenues more sensitive to fluctuations in overall health care cost trends, because the proportion of the former MetraHealth revenues derived from indemnity insurance business, which may have a lesser degree of health care cost control, is relatively high, and because former MetraHealth revenues will constitute a substantial portion of United's revenues.

                              THE SPECIAL MEETING

GENERAL

  This Proxy Statement/Prospectus is being furnished to holders of HealthWise Common Stock in connection with the solicitation of proxies by the Board of Directors of HealthWise for use at a Special Meeting to be held on April 11, 1996 at 102 Woodmont Blvd. Suite 110, Nashville, Tennessee 37205, commencing at 9:00 a.m. local time, and at any adjournment or postponement thereof.

  This Proxy Statement/Prospectus and accompanying forms of proxy are first being mailed to stockholders of HealthWise on or about March 13.

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

  At the Special Meeting, holders of HealthWise Common Stock will (i) consider and vote upon a proposal to adopt the Merger Agreement and (ii) transact such other business as may properly come before the Special Meeting or any postponement or adjournment thereof.

BOARD OF DIRECTORS RECOMMENDATION

  THE BOARD OF DIRECTORS OF HEALTHWISE BELIEVES THAT THE MERGER AGREEMENT IS IN THE BEST INTERESTS OF HEALTHWISE AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS ADOPTION OF THE MERGER AGREEMENT TO ITS STOCKHOLDERS.

RECORD DATE; VOTING AT THE SPECIAL MEETING; REQUIRED VOTE

  HealthWise has fixed March 4, 1996 as the Record Date for the determination of the holders of HealthWise Common Stock entitled to notice of and to vote at the Special Meeting. Only holders of record of HealthWise Common Stock on the Record Date will be entitled to notice of and to vote at the Special Meeting. As of the Record Date, there were 6,647,314 shares of HealthWise Common Stock outstanding and entitled to vote, which shares were held in the aggregate by approximately 1,935 holders of record. Each holder of record of HealthWise Common Stock on the Record Date is entitled to cast one vote per share of HealthWise Common Stock on all matters properly submitted for the vote of HealthWise stockholders, exercisable in person or by properly executed proxy, at the Special Meeting. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of HealthWise Common Stock entitled to vote at the Special Meeting is necessary to constitute a quorum at the Special Meeting.

  The approval and adoption of the Merger Agreement by the stockholders of HealthWise will require the affirmative vote of the holders of a majority of the outstanding shares of HealthWise Common Stock, or shares. If an executed proxy card is returned and the stockholder has abstained from voting on any matter, the shares represented by such proxy will be considered present at the meeting for purposes of determining a quorum and for purposes of calculating the vote, but will not be considered to have been voted in favor of such matter. If an executed proxy card is returned by a broker holding shares of HealthWise Common Stock in street name which indicates that the broker does not have discretionary authority as to certain shares to vote on the Merger Agreement, such shares will be considered present at the meeting for purposes of determining a quorum and for purposes of calculating the vote, but will not be voted with respect to such matter. Accordingly, abstentions and "broker non-votes" will have the same effect as a vote against adoption of the Merger Agreement.

  As of the Record Date, the executive officers and directors of HealthWise collectively owned, directly or indirectly, 1,471,862 shares of HealthWise Common Stock (approximately 22% of the total outstanding HealthWise Common Stock). In addition, the executive officers and directors hold HealthWise Stock Options covering an aggregate of 830,388 shares of HealthWise Common Stock. Pursuant to the Voting Agreements, Messrs. Melkus, Kaplan, Gordon and Miller have agreed to vote, and have granted United an irrevocable proxy to vote, all shares of HealthWise Common Stock collectively owned by them (1,424,246 shares of record of HealthWise Common Stock, representing approximately 21% of the total outstanding HealthWise Common Stock as of the Record Date) for adoption of the Merger Agreement. See "THE MERGER--Voting Agreements." As of the Record Date, neither United nor any of its directors and executive officers nor their affiliates beneficially owned any shares of HealthWise Common Stock.

PROXIES

  All shares of HealthWise Common Stock represented at the Special Meeting by properly executed proxies received prior to or at the Special Meeting, and not revoked, will be voted at the Special Meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated, such proxies will be voted for adoption of the Merger Agreement. If any other matters are properly presented at the Special Meeting for consideration, including, among other things, consideration of a motion to adjourn the Special Meeting to another time or place, the persons named in the enclosed form of proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment.

  Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (1) filing with the Secretary of HealthWise, at or before the taking of the vote at the Special Meeting, a written notice of revocation bearing a later date than the proxy, (2) duly executing a later-dated proxy relating to the same shares and delivering it to the Secretary of HealthWise before the taking of the vote at the Special Meeting, or (3) attending the Special Meeting and voting in person (although attendance at the Special Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to HealthWise of America, Inc., 102 Woodmont Boulevard, Suite 110, Nashville, Tennessee 37205,
Attention: Secretary, or hand-delivered to the Secretary of HealthWise at or before the taking of the vote at the Special Meeting.

  If a quorum is not obtained, or if fewer shares of HealthWise Common Stock are likely to be voted for adoption of the Merger Agreement than the number required for adoption, the Special Meeting may be adjourned for the purpose of obtaining additional proxies or votes or for any other purpose, and, at any subsequent reconvening of the Special Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the meeting (except for any proxies which have theretofore effectively been revoked or withdrawn), notwithstanding that they may have been effectively voted on the same or any other matter at a previous meeting.

  Pursuant to the Merger Agreement, all expenses of this solicitation, including the cost of preparing and mailing this Proxy Statement/Prospectus, will be borne equally by United and HealthWise except that each party shall pay its own attorneys', accountants' or investment bankers' fees. In addition to use of the mails, proxies may be solicited personally or by telephone or telegraph by directors, officers and employees of HealthWise, who will not be specially compensated for such activities. Arrangements will be made with custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares of HealthWise Common Stock held of record by such custodians, nominees and fiduciaries, and HealthWise will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith. HealthWise has retained Morrow & Co. at an estimated cost of $4,000, plus reimbursement of expenses, to assist in its solicitation of proxies from brokers, nominees, institutions and individuals.

  STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS.

                                  THE MERGER

  The following information describes the material aspects of the Merger. This description does not purport to be complete and is qualified in its entirety by reference to the Exhibits hereto, including the Merger Agreement, which is attached to this Proxy Statement/Prospectus as Exhibit A and is incorporated herein by reference. All stockholders are urged to read Exhibit A in its entirety. See also THE "MERGER AGREEMENT."

EFFECTS OF THE MERGER

  Upon consummation of the Merger, (1) United Sub will merge with and into HealthWise, which will be the Surviving Corporation, (2) HealthWise will become a wholly owned subsidiary of United, and (3) each share of HealthWise Common Stock outstanding immediately prior to the Effective Time (other than shares owned by United, United Sub or HealthWise) will be converted into
0.6475 of a share of United Common Stock.

  As of the Record Date, there were 6,647,314 shares of HealthWise Common Stock outstanding and 1,575,000 shares of HealthWise Common Stock reserved for future issuance pursuant to currently outstanding HealthWise Stock Options and HealthWise Warrants. Assuming that (1) no additional shares of HealthWise Common Stock or HealthWise Stock Options are outstanding at the Effective Time and (2) all HealthWise Stock Options and HealthWise Warrants that are exercisable prior to the Merger are exercised, then, upon consummation of the Merger, 5,077,506 shares of United Common Stock would be issuable to holders of HealthWise Common Stock.

  All shares of HealthWise Common Stock converted into shares of United Common Stock in the Merger will no longer be outstanding and will automatically be canceled and retired and will cease to exist at the Effective Time. Each certificate previously representing shares of HealthWise Common Stock will thereafter represent the right to receive a certificate representing shares of United Common Stock. Certificates previously representing shares of HealthWise Common Stock may be exchanged for certificates representing whole shares of United Common Stock issued in consideration therefor upon the surrender of such certificates as provided below, without interest. No fractional shares of United Common Stock will be issued, and, in lieu thereof, a cash payment will be made as provided below. Each share of HealthWise Common Stock held in the treasury of HealthWise or owned by United or any direct or indirect wholly owned subsidiary of United or of HealthWise immediately prior to the Effective Time will be canceled and extinguished without any conversion thereof, and no payment will be made with respect thereto.

  For a description of the procedures for exchanging HealthWise Common Stock for United Common Stock and for payment of cash in lieu of the issuance of fractional shares, see "--Procedures for Exchange of Certificates and Fractional Shares."

EFFECTIVE TIME

  If the Merger Agreement is adopted by the requisite vote of the stockholders of HealthWise and the other conditions to the Merger are satisfied (or waived to the extent permitted), the Merger will be consummated and effected at the time the Certificate of Merger is filed with the Secretary of State of the State of Delaware or at such later time as may be agreed in writing by the parties and specified in the Certificate of Merger.

  The Merger Agreement provides that United and HealthWise will cause the Effective Time to occur as promptly as practicable after the adoption by the stockholders of HealthWise of the Merger Agreement and the satisfaction (or waiver, if permissible) of the other conditions set forth in the Merger Agreement. The Merger Agreement may be terminated prior to the Effective Time by either United or HealthWise in certain circumstances, whether before or after adoption of the Merger Agreement by the stockholders of HealthWise. See "THE MERGER AGREEMENT--Termination."

PROCEDURES FOR EXCHANGE OF CERTIFICATES

  As of the Effective Time, United will deposit, or will cause to be deposited, with Norwest Bank Minnesota, N.A. (the "Exchange Agent"), for the benefit of the holders of shares of HealthWise Common Stock, for exchange in accordance with the terms of the Merger Agreement, certificates representing the shares of United Common Stock (such certificates for shares of United Common Stock, together with any dividends or distributions with respect thereto and appropriate cash payments in lieu of fractional shares of United Common Stock, being hereinafter referred to as the "Exchange Fund") issuable pursuant to the Merger Agreement in exchange for outstanding shares of HealthWise Common Stock. The Exchange Agent will, pursuant to irrevocable instructions, deliver the United Common Stock contemplated to be issued pursuant to the Merger Agreement out of the Exchange Fund.

  Promptly after the Effective Time, United will instruct the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of HealthWise Common Stock (the "Certificates") (1) a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Exchange Agent), and (2) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of United Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent together with a letter of transmittal, duly executed, and any other documents as may be required pursuant to such instructions, the holder of the Certificate will be entitled to receive in exchange therefor a certificate representing that number of whole shares of United Common Stock the rights to which the holder has received in respect of the shares of HealthWise Common Stock formerly represented by the Certificate, cash in lieu of fractional shares of United Common Stock (after taking into account all shares of HealthWise Common Stock then held by the holder) and any dividends or other distributions to which the holder is entitled pursuant to the Merger Agreement, and the Certificate so surrendered will forthwith be canceled. In the event of a transfer of ownership of shares of HealthWise Common Stock which is not registered in the transfer records of HealthWise, a certificate representing the proper number of shares of United Common Stock may be issued to a transferee if the Certificate representing such shares of HealthWise Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon surrender the certificate representing shares of United Common Stock, cash in lieu of any fractional shares of United Common Stock and any dividends or other distributions to which the holder is entitled as described below.

  STOCKHOLDERS OF HEALTHWISE SHOULD NOT FORWARD THEIR STOCK CERTIFICATES TO THE EXCHANGE AGENT WITHOUT A LETTER OF TRANSMITTAL AND SHOULD NOT RETURN THEIR STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

  No dividends or other distributions declared or made after the Effective Time with respect to United Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of United Common Stock represented thereby, and no cash payment in lieu of fractional shares will be paid to any such holder, until the holder of the Certificate has surrendered such Certificate. Subject to the effect of escheat, tax or other applicable laws, following surrender of any such Certificate, there will be paid to the holder of the certificates representing whole shares of United Common Stock issued in exchange therefor, without interest, (1) promptly, the amount of any cash payable with respect to a fractional share of United Common Stock to which such holder is entitled and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of United Common Stock and (2) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of United Common Stock. All shares of United Common Stock issued upon conversion of the shares of HealthWise Common Stock (including any cash paid for fractional shares and for dividends or other distributions described above) will be deemed to have been issued in full satisfaction of all rights pertaining to such shares of HealthWise Common Stock.

  Any portion of the Exchange Fund remaining undistributed two years after the Effective Time will be returned to United, and any holders of theretofore unsurrendered HealthWise Common Stock will thereafter be able to look only to United for any portion of the Exchange Fund to which they are entitled. Neither United nor United Sub nor HealthWise will be liable to any holder of shares of HealthWise Common Stock for any such shares of United Common Stock (or dividends or distributions with respect thereto) or cash in lieu of fractional shares delivered to a public official pursuant to any abandoned property, escheat or similar law.

FRACTIONAL SHARES

  No certificates or scrip representing fractional shares of United Common Stock will be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of United. Each holder of Certificates who otherwise would be entitled to receive a fractional share of United Common Stock will receive, in lieu of such fractional share interest, an amount of cash (without interest) determined by multiplying (i) the closing sale price per share of United Common Stock as reported on the NYSE on the day of the closing of the Merger by (ii) the fractional share interest to which such holder would otherwise be entitled. United will transfer to the Exchange Agent on a timely basis the cash necessary to make payments.

EFFECT OF THE MERGER ON HEALTHWISE STOCK OPTIONS AND WARRANTS

  At the Effective Time, United will assume the obligations of HealthWise under its 1993 Key Employee Incentive Stock Option Plan, 1993 Non-Qualified Stock Option Plan for Non-Employee Directors and the Option Agreement, dated as of August 1, 1993, between Healthwise and Kenneth J. Melkus (collectively, the "HealthWise Stock Option Agreements"), and each outstanding option to purchase HealthWise Common Stock ("HealthWise Stock Options") granted under the HealthWise Stock Option Agreements will become an option to acquire United Common Stock on the same terms and conditions as were applicable under the HealthWise Stock Option Agreements, except that the number of shares subject to each option and the exercise price will be appropriately adjusted to give effect to the Exchange Ratio.

  Each outstanding warrant to purchase shares of HealthWise Common Stock outstanding on February 1, 1996 (the "HealthWise Warrants") shall remain outstanding following the Effective Time. To the extent the terms of the HealthWise Warrants permit, United shall assume each such warrant, and the related agreements shall be deemed to refer to United. Each HealthWise Warrant that United assumes shall be exercisable on the same terms and conditions as were applicable under the terms of the individual warrants and related agreements, except that, to the extent the terms of the HealthWise Warrants permit, the issuer, the number of shares subject to each warrant and the exercise price will be appropriately adjusted to give effect to the Exchange Ratio.

BACKGROUND OF THE MERGER

  William W. McGuire, M.D., Chairman of the Board and Chief Executive Officer of United, and Kenneth J. Melkus, Chairman of the Board and Chief Executive Officer of HealthWise, have been familiar with each other and have met informally at various times in the past at industry conferences and other business gatherings. In September, 1994, Mr. Melkus met with Dr. McGuire to discuss HealthWise's interest in potentially acquiring United's health plans in Tennessee and Arkansas. Dr. McGuire stated that United was not interested in pursuing such a sale, but that a business combination of the two companies might be of interest to United. In February, 1995, United and HealthWise entered into a confidentiality agreement pertaining to the sharing of certain non-public information about HealthWise. Between January and September, 1995, HealthWise internally and with its financial advisors explored and considered a variety of strategic financial alternatives including a public sale of common stock and potential business combinations with several larger managed care companies, including United.

  In late November, 1995, Dr. McGuire and Mr. Melkus, with their respective financial advisors, met again and discussed in a general way whether there existed a basis for considering a possible business combination between the two companies. Following several telephone conversations, Dr. McGuire and Mr. Melkus and their respective financial and legal advisors met in early January 1996 to hold detailed discussions regarding the possible terms of a merger of the two companies, including the structure, valuation alternatives and documentation of such a transaction. During the remainder of January 1996, management of HealthWise and its legal and financial advisors negotiated the terms of the Merger with United and its legal and financial advisors. At various times in December 1995 and January 1996, officials of HealthWise and United and their respective financial and legal advisors and legal staff met to perform due diligence activities in anticipation of reviewing a possible merger.

  The Board of Directors of HealthWise held a meeting on January 30, 1996 attended by HealthWise senior management and its financial and legal advisors. At the January 30, 1996 meeting, senior management and the financial and legal advisors made detailed presentations concerning material aspects of the proposed Merger and related transactions. The January 30, 1996 meeting was adjourned without taking a vote and at a reconvened meeting on January 31, 1996 the HealthWise Board of Directors approved and adopted the Merger Agreement. United's Board of Directors had been apprised of HealthWise as a possible acquisition candidate at United's October 31, 1995 directors' meeting and given certain information concerning HealthWise at that time. On February 1, 1996, the Board of Directors of United held a meeting to consider the terms of United's offer and, after reviewing information about HealthWise and the proposed Merger Agreement with United's management and financial and legal advisors, unanimously approved the Merger. Following such approvals, United, HealthWise and the United Sub executed the definitive Merger Agreement.

HEALTHWISE'S REASONS FOR THE MERGER; RECOMMENDATION OF HEALTHWISE'S BOARD OF DIRECTORS

  By the unanimous vote of the entire Board of Directors of Healthwise at a special meeting held on January 30 and January 31, 1996, the HealthWise Board of Directors determined that the proposed Merger, and the terms and conditions of the Merger Agreement, were in the best interests of HealthWise and its stockholders. The Merger Agreement and the Merger were adopted and approved unanimously by the entire Board of Directors of HealthWise, who also unanimously resolved to recommend that the stockholders of HealthWise vote FOR approval and adoption of the Merger Agreement. See "--Background of the Merger." In reaching its conclusion to enter into the Merger Agreement and to recommend that the stockholders of HealthWise vote for the approval and adoption of the Merger Agreement, the Board of Directors of HealthWise considered a number of factors, including, without limitation and without assigning relative weights thereto, the following:

    (1) The fact that the Merger would provide the holders of HealthWise Common Stock with an opportunity to receive a premium over the market price of their shares immediately prior to the announcement of the Merger (the Exchange Ratio represented a premium of approximately 8.3% over the sales price of $37.50 per share of HealthWise Common Stock on January 31, 1996, the last full trading day prior to the announcement of the Merger, based upon .6475 times the closing sales price of $62.75 per share of United Common Stock on January 31, 1996);

    (2) Historical data relating to market prices and trading volumes of HealthWise Common Stock as compared to those of United Common Stock and as compared to those of certain other publicly traded companies;

    (3) The fact that United has recently paid a $.03 quarterly dividend on the United Common Stock, whereas HealthWise has not paid dividends on the HealthWise Common Stock;

    (4) The fact that United Common Stock has a more liquid trading market than that of HealthWise Common Stock, as evidenced by the facts that (a) as of the Record Date, United had approximately 175,478,912 shares of common stock outstanding while HealthWise had approximately 6,647,314 shares of common stock outstanding, (b) as of the Record Date, there were approximately 5,506 holders of record of United Common Stock and only 1,935 holders of record of HealthWise Common Stock, and (c) the average weekly trading volume of United Common Stock over the four week period ending January 26, 1996, was 4,266,950 shares compared to 96,800 shares of HealthWise Common Stock;

    (5) The fact that the holders of approximately 21% of the HealthWise Common Stock approved of the Merger Agreement, as evidenced by the willingness of Messrs. Melkus, Gordon, Miller and Kaplan to enter into Voting Agreements;

    (6) The terms and conditions of the proposed Merger, including the parties' representations, warranties and covenants, the conditions to their respective obligations, and the circumstances and terms under which HealthWise may terminate the Merger Agreement to accept a higher offer;

    (7) The fact that the Merger is expected to be treated as a tax-free reorganization and that the Merger will be accounted for under the "pooling-of-interests" method of accounting;

    (8) The HealthWise Board's familiarity with HealthWise's business, assets, financial condition, results of operations, business strategy and prospects and current trends in the markets in which it operates;

    (9) The opportunity for HealthWise stockholders to continue to share in the potential for long-term gains in HealthWise and the healthcare industry through the ownership of United Common Stock following the Merger;

    (10) The business reputation and capabilities of United and its management, United's financial strength, prospects, market position and strategic objectives, and the historical performance of United Common Stock; and

    (11) The presentation of Bear Stearns delivered to the Board of Directors of HealthWise at its special meeting held on January 30 and January 31, 1996, including the oral opinion of Bear Stearns delivered on January 31, 1996 that the Merger is fair, from a financial point of view, to the stockholders of HealthWise. Bear Stearns has since delivered an updated written opinion, dated as of the date of this Proxy Statement/Prospectus, to the effect that, as of the date of this Proxy Statement/Prospectus, the Merger is fair, from a financial point of view, to such stockholders. See "--Opinion of Bear Stearns as HealthWise's Financial Advisor."

UNITED'S REASONS FOR THE MERGER

  United has engaged in a continual acquisition program over the last few years. A primary objective of that program has been ownership of health plans with significant market positions and good growth opportunities. United believes that HealthWise, and particularly HealthWise's operations in Maryland and Kentucky, meet these criteria because they have good market positions in geographic areas where United currently has no health plan. Other of HealthWise's operations are in the same geographic areas as health plans that United currently operates and therefore will enhance United's positions in those markets. HealthWise has significant expertise in Medicaid managed care, and has good growth opportunities in the Medicaid and Medicare product segments. United also believes that HealthWise has outstanding management.

OPINION OF BEAR STEARNS AS HEALTHWISE'S FINANCIAL ADVISOR

  The Board of Directors of HealthWise retained Bear Stearns as of September 30, 1995 to act as its financial advisor and to render an opinion to the Board of Directors of HealthWise as to the fairness of the Merger, from a financial point of view, to the stockholders of HealthWise. On January 31, 1996, Bear Stearns rendered its written opinion to the Board of Directors of HealthWise that the Merger was fair, from a financial point of view, to the stockholders of HealthWise as of the date thereof. Bear Stearns subsequently issued its written opinion to the Board of Directors of HealthWise that the Merger was fair, from a financial point of view, to the stockholders of HealthWise as of the date of this Proxy Statement/Prospectus (the "Bear Stearns Opinion").

  THE FULL TEXT OF THE BEAR STEARNS OPINION IS ATTACHED AS APPENDIX B TO THIS PROXY STATEMENT/PROSPECTUS. HEALTHWISE STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE BEAR STEARNS OPINION CAREFULLY IN ITS ENTIRETY IN CONJUNCTION WITH THIS PROXY STATEMENT/PROSPECTUS FOR ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS OF THE REVIEW BY BEAR STEARNS.

  The Bear Stearns Opinion addresses only the fairness of the Merger, from a financial point of view, to the stockholders of HealthWise and does not constitute a recommendation to any stockholder of HealthWise as to how such stockholder should vote with respect to the approval of the Merger Agreement. The summary of the Bear Stearns Opinion set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion.

  Although Bear Stearns evaluated the financial terms of the Merger and participated in discussions concerning the consideration to be paid, Bear Stearns did not recommend the specific consideration to be paid in the Merger. The consideration to be received by HealthWise's stockholders as a result of the Merger was determined by negotiations between HealthWise and United after consultation by each of such parties with their respective financial advisors. In connection with rendering its opinion, Bear Stearns, among other things: (1) reviewed the Proxy Statement/Prospectus; (2) reviewed HealthWise's Annual Reports to Stockholders and Annual Reports on Form 10-K for the fiscal years ended December 31, 1992 through 1994, and its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 1995; (3) reviewed United's Form 8-K dated October 2, 1995 regarding the acquisition of The MetraHealth Companies, Inc., its Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended December 31, 1992 through 1994, and its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 1995; (4) reviewed certain operating and financial information, including financial projections, provided to Bear Stearns by the management of HealthWise relating to its businesses and prospects; (5) met with certain members of the senior managements of HealthWise and United to discuss their respective operations, historical financial statements and, in the case of HealthWise, future prospects; (6) reviewed the historical prices and trading volume of the common shares of HealthWise and United; (7) reviewed publicly available financial data and stock market performance data of companies which Bear Stearns deemed generally comparable to HealthWise and United; (8) reviewed the terms of mergers and acquisitions of companies which Bear Stearns deemed generally comparable to the Merger; and (9) conducted such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

  Bear Stearns relied upon and assumed without independent verification (1) the accuracy and completeness of all of the financial and other information provided to it by HealthWise for purposes of its opinion and (2) the reasonableness of the assumptions made by the management of HealthWise with respect to its projected financial results. Bear Stearns further relied upon the assurances of the managements of HealthWise and United that they are unaware of any facts that would make the information provided to Bear Stearns incomplete or misleading. In addition, Bear Stearns did not make or seek to obtain appraisals of HealthWise's or United's assets and liabilities in rendering its opinion. The Bear Stearns Opinion is also necessarily based upon the market, economic and other conditions as in effect on, and the information made available to it, as of the date thereof.

  In connection with its opinion, Bear Stearns performed the following analyses: (1) a contribution analysis based upon (a) a relative contribution analysis, and (b) a pro forma analysis to examine the effect of the Merger on HealthWise's and United's earnings per share; and, (2) a going concern analysis based upon (a) a going concern value of HealthWise based (i) upon an analysis of selected publicly traded companies which it deemed to be comparable to HealthWise and (ii) an analysis of selected merger and acquisition transactions which it deemed to be comparable to the Merger, and (b) a going concern value of United, based upon an analysis of selected publicly traded companies which it deemed to be comparable to United.

  The following is a brief summary of certain of the financial analyses used by Bear Stearns in connection with providing its opinion to the Board of Directors of HealthWise.

  CONTRIBUTION ANALYSIS

  Pro Forma Analysis. Bear Stearns analyzed the pro forma effects of the Merger upon the earnings per share of HealthWise and United. In its analysis, Bear Stearns imputed the equivalent earnings per share for HealthWise based upon the pro forma earnings per share of United. Bear Stearns noted that each share of HealthWise Common Stock would be exchanged for a fraction of a share of United Common Stock based upon the Exchange Ratio, and that the earnings attributable to each share of HealthWise Common Stock would be equal to the pro forma earnings per share of United multiplied by the Exchange Ratio (the "HealthWise Equivalent Pro Forma Earnings Per Share"). The pro forma analysis compared the projected financial results of HealthWise and United which reflected the stand-alone projected financial results of each company assuming the Merger was not consummated with the pro forma projected financial results for United assuming it consummated the Merger. The projected financial results for HealthWise used in the analysis were prepared by the management of HealthWise. The projected financial results for United used in the analysis were prepared by Bear Stearns and were based, in part, upon consensus estimates published by Wall Street research analysts as well as discussions with the management of United regarding future prospects of United. The pro forma analysis reflected certain assumptions made by Bear Stearns and HealthWise, some of which may be beyond the control of HealthWise and which may not necessarily reflect what will actually occur upon the consummation of the Merger. The pro forma analysis assumed that upon consummation of the Merger the newly combined entity would not be able to realize any benefits from the Merger. Based upon the assumptions incorporated, the pro forma analysis indicated that the Merger would not be materially dilutive to United's earnings per share for the years ending December 31, 1996 and 1997, respectively.

  Based upon the Exchange Ratio of 0.6475, the HealthWise Equivalent Pro Forma Earnings Per Share were $1.83 and $2.28 for the years ending December 31, 1996 and 1997, respectively, which compared with projected earnings per share of $1.59 and $1.94 for the years ending December 31, 1996 and 1997, respectively, for HealthWise assuming it did not consummate the Merger. The imputed accretion to the HealthWise Equivalent Pro Forma Earnings Per Share resulting from the Merger for the years ending December 31, 1996 and 1997 was 15% and 18%, respectively. Bear Stearns noted, based upon the pro forma analysis, that the Merger could potentially have a substantial positive impact on the HealthWise Equivalent Pro Forma Earnings Per Share.

  Relative Contribution Analysis. Bear Stearns reviewed and compared the relative contribution of HealthWise and United to the pro forma results of the newly combined entity based upon net revenue, earnings before interest, taxes, depreciation and amortization ("EBITDA"), earnings before interest and taxes ("EBIT"), net income, total assets and shareholders' equity for the fiscal years ending (or as of) December 31, 1995 and 1996 and compared these ratios to the ratio of the pro forma ownership of the stockholders of HealthWise and United of the newly combined entity. Based upon the terms of the Merger, HealthWise stockholders would own approximately 2.4% of the newly combined entity. HealthWise would contribute to the newly combined entity the approximate following percentages: (1) 2.4% and 2.8% of projected 1995 and 1996 net revenue, respectively, (2) 2.5% and 2.3% of projected 1995 and 1996 EBITDA, respectively, (3) 3.0% and 2.5% of projected 1995 and 1996 EBIT, respectively,
(4) 1.6% and 1.7% of projected 1995 and 1996 total assets, respectively, (5) 2.2% and 2.0% of projected 1995 and 1996 net income, respectively, and (6) 0.9% and 1.1% of projected 1995 and 1996 book value of stockholders' equity, respectively. Bear Stearns noted that the pro forma ownership of HealthWise's current stockholders of the newly combined entity would be greater than HealthWise's percentage contribution to projected 1995 and 1996 net income of the newly combined entity.

  Based upon the contribution analysis, Bear Stearns concluded that the Merger was fair, from a financial point of view, to the stockholders of HealthWise.

  GOING CONCERN VALUE

  Going Concern Value of HealthWise--Analysis of Selected Publicly Traded Companies. Bear Stearns reviewed and compared the financial and market performance of HealthWise to the financial and market performance of sixteen publicly traded companies engaged in the managed health care services that Bear Stearns believed were comparable in certain respects to HealthWise (the "Comparable Companies"): Coventry Corporation, FHP International Corporation, Foundation Health Corporation, Health Systems International, Inc., Healthsource Corporation, Humana Inc., Maxicare Health Plans, Inc., Mid Atlantic Medical Services, Inc., Oxford Health Plans, Inc., PacifiCare Health Systems, Inc., Physician Corporation of America, Inc., Physicians Health Systems, Inc., Sierra Health Services, Inc., U.S. Healthcare, Inc., Wellcare Management Group, Inc., and WellPoint Health Systems, Inc. For each of the Comparable Companies, Bear Stearns examined certain publicly available financial data including, net revenue, EBITDA, EBIT, net income, earnings per share, profit and expense margins and enrolled membership. Bear Stearns examined balance sheet items, published earnings forecasts and the trading performance of the common stock of each of the Comparable Companies. In addition, Bear Stearns calculated the ratio of the closing price (as of January 31, 1996) of HealthWise and of each of the Comparable Companies' stock in relation to each companies' earnings per share and the ratio of the enterprise value (the total market value of the common stock outstanding plus the par value of total debt and medical claims payable less cash, cash equivalents and investments) of HealthWise and of each of the Comparable Companies in relation to each company's net revenue, EBITDA, EBIT and enrolled membership. The ratios of the stock prices of the Comparable Companies to projected calendarized 1995 earnings per share ranged from 14.5x to 44.8x and had a harmonic mean of 21.0x and a median of 21.7x. The ratios of the stock prices of the Comparable Companies to projected calendarized 1996 earnings per share ranged from 12.0x to 29.1x and had a harmonic mean of 16.8x and a median of 17.2x. The ratios of the enterprise value to latest twelve months ("LTM") net revenue of the Comparable Companies ranged from 0.35x to 2.27x and had a harmonic mean of 0.83x and a median of 0.97x. The ratios of the enterprise value to LTM EBITDA of the Comparable Companies ranged from 6.3x to 31.0x and had a harmonic mean of 11.0x and a median of 11.9x. The ratios of the enterprise value to LTM EBIT of the Comparable Companies ranged from 6.6x to 36.6x and had a harmonic mean of 13.5x and a median of 14.6x. The ratios of the enterprise value to LTM enrolled membership of the Comparable Companies ranged from $585 to $3,235 and had a mean of $1,515 and a median of $1,382.

  Based upon the latest closing price of United's Common Stock of $62.75 per share (closing price on January 31, 1996), (1) the implied purchase price of HealthWise was approximately $268 million, (2) the implied transaction value (defined as the total purchase price of the common stock plus the par value of total debt and medical claims payable less cash, cash equivalents and investments) of HealthWise was approximately $248 million, (3) the ratios of the purchase price per share to HealthWise's projected 1995 and 1996 earnings per share were 31.7x and 25.6x, respectively, (4) the ratios of the transaction value to HealthWise's projected 1995 net revenue, EBITDA and EBIT were 1.17x, 15.2x and 16.2x, respectively, and (5) the ratio of the transaction value to HealthWise's projected 1995 enrolled membership was $1,676. Bear Stearns noted that, based upon these ratios, (1) the ratio of HealthWise's transaction value to projected 1995 net revenue was greater than the harmonic mean of the LTM net revenue ratios for the Comparable Companies, (2) the ratio of HealthWise's transaction value to projected 1995 EBITDA was greater than the harmonic mean and median of the LTM EBITDA ratios for the Comparable Companies, (3) the ratios of HealthWise's purchase price per share to projected 1995 and 1996 earnings per share were greater than the harmonic mean and median of the comparable ratios for the Comparable Companies, and (4) the ratio of HealthWise's transaction value to projected 1995 enrolled membership was greater than the mean and median of the LTM enrolled membership ratios for the Comparable Companies.

  Going Concern Value of HealthWise--Analysis of Selected Merger and Acquisition Transactions. Bear Stearns reviewed certain financial data and the purchase prices paid in 29 merger and acquisition transactions completed in the managed health care services industry (target company/acquiring company) (the "Comparable Transactions"): Physician Health Plan, Inc./United HealthCare Corporation, Emphesys Financial Group, Inc./Humana Inc., PACC HMO, Inc./Healthsource, Inc., Graduate Health Systems, Inc./Health Systems International, Inc., MetraHealth Companies, Inc./United HealthCare Corporation, CII Financial Group, Inc./Sierra Health Services, Inc., Provident Life and Accident Insurance Company of America, Inc./Healthsource, Inc., OakTree Health Plans, Inc./Oxford Health Plans, Inc., HealthLink, Inc./RightCHOICE Managed Care, Inc., HealthCare USA/Coventry Corporation, ValuCare Inc./PacifiCare Health Systems, Inc., Southeast Health Plan, Inc./Physician Corporation of America, Inc., Health Plus, Inc./Physician Corporation of America, Inc., CareNetwork, Inc./Humana Inc., M.D. Enterprises, Inc./Health Systems, International, Inc., Southern Health Management, Inc./Coventry Corporation, GenCare Health Systems, Inc./United HealthCare Corporation, Intergroup Health Care, Inc./Foundation Health Corporation, TakeCare, Inc./FHP International Corporation, Ramsay-HMO Inc./United HealthCare Corporation, Complete Health Services, Inc./United HealthCare Corporation, Advantage Health Plans, Inc./PacifiCare Health Systems, Inc., HMO America, Inc./United HealthCare Corporation, Comprecare, Inc./TakeCare, Inc., Western Ohio, Inc./United HealthCare Corporation,

Century MediCorp, Inc./Foundation Health Corporation, Bridgeway Plan for Health, Inc./Qual-Med, Inc., Lincoln National Administrative, Inc./TakeCare, Inc., and Physicians Health Plan, Inc. (Ohio)/United HealthCare Corporation.

  For each of the target companies involved in the Comparable Transactions, Bear Stearns examined certain publicly available financial data, including net revenue, EBITDA, EBIT, net income, earnings per share, profit and expense margins and enrolled membership. Bear Stearns examined the balance sheet items and published earnings forecasts (when available) of the common stock of each of the target companies involved in the Comparable Transactions. In addition, Bear Stearns calculated the ratios of the purchase price of the target company in relation to the target company's LTM and projected net income (for the next calendar year) and the ratios of the transaction value (the total purchase price of the equity plus the target company's total debt at par value and medical claims payable less cash, cash equivalents and investments) of each target company to its LTM net revenue, LTM EBITDA, LTM EBIT and LTM enrolled membership. Bear Stearns noted that ratios of the purchase price of the equity to LTM net income of the target companies in the Comparable Transactions ranged from 5.8x to 59.3x and had a harmonic mean of 16.4x and a median of 23.0x. The ratios of the purchase price of the equity to projected net income of the target companies in the Comparable Transactions ranged from 10.6x to 27.9x and had a harmonic mean of 18.7x and a median of 22.4x. The ratios of the transaction value to LTM net revenue of the target companies in the Comparable Transactions ranged from 0.20x to 4.30x and had a harmonic mean of 0.57x and a median of 0.89x. The ratios of the transaction value to LTM EBIT of the target companies in the Comparable Transactions ranged from 3.0x to 50.9x and had a harmonic mean of 10.2x and a median of 16.6x. The ratios of the transaction value to the enrolled members of the target companies in the Comparable Transactions ranged from $112 to $2,576 and had a mean of $1,144 and a median of $1,122.

  Bear Stearns noted that, based upon these ratios, (1) the ratio of transaction value to HealthWise's projected 1995 net revenue was greater than the harmonic mean and median of the LTM net revenue ratios for the target companies in the Comparable Transactions, (2) the ratio of transaction value to HealthWise's projected 1995 EBITDA was greater than the harmonic mean and median of the LTM EBITDA ratios for the target companies in the Comparable Transactions, (3) the ratio of transaction value to HealthWise's projected 1995 EBIT was greater than the harmonic mean and median of the LTM EBIT ratios for the target companies in the Comparable Transactions, (4) the ratio of purchase price to HealthWise's projected 1995 net income was greater than the harmonic mean and median of the purchase price to LTM net income ratios for the target companies in the Comparable Transactions, (5) the ratio of purchase price to HealthWise's projected 1996 net income was greater than the harmonic mean and median of the purchase price to projected net income ratios for the target companies in the Comparable Transactions, and (6) the ratio of transaction value to HealthWise's projected 1995 enrolled membership was greater than the mean and median of the LTM enrolled membership ratios for the target companies in the Comparable Transactions.

  Going Concern Value of United--Analysis of Selected Publicly Traded Companies. Based upon the latest closing price of United's Common Stock of $62.75 per share (closing price on January 31, 1996), (1) the implied equity value of United was approximately $11,097 million, (2) the implied enterprise value (defined as the total market value of the common stock plus the par value of total debt and medical claims payable less cash, cash equivalents and investments) of United was approximately $9,093 million, (3) the ratios of the stock price per share to United's projected 1995 and 1996 net income were 29.6x and 22.1x, respectively, and (4) the ratios of the enterprise value to United's projected 1995 net revenue, EBITDA and EBIT were 1.07x, 14.4x and 18.2x, respectively. Bear Stearns noted that, based upon these ratios, (1) the ratio of United's enterprise value to projected 1995 net revenue was greater than the harmonic mean and median of the LTM net revenue ratios for the Comparable Companies, (2) the ratio of United's enterprise value to projected 1995 EBITDA was greater than the harmonic mean and median of the LTM EBITDA ratios for the Comparable Companies, and (3) the ratios of United's stock price per share to projected 1995 and 1996 earnings per share were greater than the harmonic mean and median of the comparable ratios for the Comparable Companies.

  Based upon the analysis of going concern values of HealthWise and United, Bear Stearns concluded that the Merger was fair, from a financial point of view, to the stockholders of HealthWise.

  Bear Stearns also reviewed the historical market price and volume relating to HealthWise's Common Stock and noted the following: (1) on January 31, 1996, the last trading day prior to public disclosure of the Merger, the closing price was $37.50 per share; (2) during the period from January 1, 1995 through January 31, 1996, HealthWise's Common Stock traded in a range of $23.63 to $39.00; and (3) during the period from December 1, 1993 through January 31, 1996, HealthWise's Common Stock traded in a range of $15.68 to $39.00.

  Bear Stearns reviewed the historical market price and volume relating to United's Common Stock and noted the following: (1) on January 31, 1996, the last trading day prior to public disclosure of the Merger, the closing price was $62.75 per share, (2) during the period from January 1, 1995 through January 31, 1996, United's Common Stock traded in a range of $34.63 to $65.50; and (3) during the period from January 1, 1994 through January 31, 1996, United's Common Stock traded in a range of $34.63 to $65.50.

  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying the Bear Stearns Opinion. In arriving at its opinion, Bear Stearns considered the results of all such analyses. The analyses were prepared solely for purposes of providing its opinion as to the fairness of the Merger, from a financial point of view, to the stockholders of HealthWise and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. As described above, Bear Stearns' opinion and presentation to the Board of Directors of HealthWise was one of many factors taken into consideration by the Board of Directors of HealthWise in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Bear Stearns.

  In the ordinary course of its business, Bear Stearns may actively trade the equity securities of HealthWise for its own accounts and for the accounts of customers and, accordingly, may, at any time, hold a long or short position in such securities.

  Pursuant to a letter agreement, dated as of September 30, 1995, HealthWise agreed to pay Bear Stearns a fee of $400,000 upon the rendering of its fairness opinion relating to the Merger (the "Fairness Opinion Fee"). HealthWise also agreed to pay Bear Stearns a fee of $1,845,000, such fee being payable upon consummation of the Merger, against which fee the Fairness Opinion Fee would be credited. HealthWise also agreed to reimburse Bear Stearns for its reasonable out-of-pocket expenses and to indemnify Bear Stearns and certain related persons against certain liabilities in connection with the engagement of Bear Stearns, including certain liabilities under federal securities laws.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  The Board of Directors of HealthWise was aware of the interests of certain persons in the Merger described below, which are in addition to the interests of HealthWise stockholders generally, and considered those interests, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

  Employment of HealthWise's Directors and Officers. HealthWise will be the Surviving Corporation of the Merger and will become a wholly owned subsidiary of United upon consummation of the Merger. The directors and officers of United Sub immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation. United currently expects that, after the Effective Time, it will retain most of the executive officers of HealthWise's operational subsidiaries immediately prior to the Effective Time with duties substantially similar to those that such executive officers are currently performing. See "Interests of Certain Persons in the Merger--Employment and Consulting Agreements."

  Employment and Consulting Agreements. Mr. Melkus, Mr. Kaplan and Mr. Simpson are currently parties to employment agreements with HealthWise, which agreements provide that if HealthWise merges, consolidates or combines with another business entity (a "Change in Control"), then, at the employee's option, the new entity will assume the employment agreements or HealthWise will pay Mr. Melkus three years' compensation, Mr. Kaplan two years' compensation and Mr. Simpson one year's compensation. Each of Mr. Melkus, Mr. Kaplan and Mr. Simpson has elected to receive payments under his respective employment agreement. Accordingly, if the Merger is consummated, Mr. Melkus will receive $960,000, Mr. Kaplan will receive $412,000, and Mr. Simpson will receive $106,000. It is a condition to United's obligation to consummate the Merger that United or HealthWise enter into a new two-year employment agreement with Mr. Kaplan, the President of HealthWise, and a new one-year consulting agreement with Mr. Melkus, the Chairman and Chief Executive Officer of HealthWise, each to be effective as of the Effective Time, and in a form and substance customary for agreements of such type and consistent with comparable agreements of United.

  Stock Options. The Merger Agreement provides that HealthWise Stock Options (including HealthWise Stock Options held by HealthWise's executive officers and directors) will be exercisable for shares of United Common Stock after the Effective Time. Options granted pursuant to HealthWise's 1993 Key Employee Incentive Stock Plan will become immediately exercisable for a 30 day period commencing on the date the Merger Agreement is approved by HealthWise's stockholders. Each HealthWise Stock Option, following the Merger, will be exercisable for that number of shares of United Common Stock equal to the number of shares of HealthWise Common Stock subject to such option multiplied by the Exchange Ratio, and shall have an exercise price per share equal to the exercise price per share prior to the Merger divided by the Exchange Ratio. See""--Effect of the Merger on HealthWise Stock Options and Warrants." Of the 1,194,394 HealthWise Stock Options outstanding on the Record Date, 670,264 were held by Mr. Melkus, 69,624 were held by Mr. Kaplan and 90,500 were held by other directors and executive officers of HealthWise.

  Indemnification of Directors and Officers; Insurance. United has agreed that, from and after the Effective Time, United will (and will cause the Surviving Corporation to) indemnify, defend and hold harmless the present and former officers and directors of HealthWise (the "Indemnified Parties") against all losses, expenses, claims, damages, liabilities, costs or judgments or amounts paid in settlement with the approval of United arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement) to the full extent permitted or required as of February 1, 1996 by HealthWise's Certificate of Incorporation and Bylaws (including advances of expenses incurred). If a claim, action, suit, proceeding or investigation (a "Claim") is brought against any Indemnified Party (whether arising before or after the Effective Time) after the Effective Time, United and United Sub have agreed to pay the reasonable fees and expenses of counsel selected by the Indemnified Party and will use reasonable efforts to assist in the defense of such matter. United also has agreed that in the event HealthWise is unable to obtain extended coverage under its existing directors' and officers' liability insurance policies, United will use reasonable efforts to provide similar coverage for the Indemnified Parties under policies then maintained by United, provided, that such similar coverage is available to United at a cost judged reasonable by United. HealthWise has agreed to indemnify the officers and directors who have entered into the Voting Agreements for certain losses arising from such action.

MANAGEMENT OF HEALTHWISE AFTER THE MERGER

  HealthWise will be the Surviving Corporation of the Merger and will become a wholly owned subsidiary of United upon consummation of the Merger. The directors of United Sub immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of United Sub immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. United currently expects that, after the Effective Time, it will retain most of the executive officers of HealthWise's operational subsidiaries immediately prior to the Effective Time with duties substantially similar to those that such executive officers are currently performing. See "-- Interests of Certain Persons in the Merger--Employment of HealthWise's Directors and Officers."

VOTING AGREEMENTS

  As a condition to the willingness of United to execute the Merger Agreement, concurrently with the execution of the Merger Agreement, each of Messrs. Melkus, Kaplan, Gordon and Miller, who collectively had record ownership of approximately 1,424,000 shares of HealthWise Common Stock as of the Record Date (or approximately 21% of the outstanding shares of HealthWise Common Stock as of the Record Date), entered into separate Voting Agreements with United, pursuant to which such stockholders, in such capacity, have agreed to vote, and have granted to United an irrevocable proxy to vote, such shares (and any shares of HealthWise Common Stock beneficially owned, or acquired after the date of the Merger Agreement, including shares acquired pursuant to the exercise of any rights to purchase or otherwise acquire shares) in favor of approval of the Merger Agreement and Merger. In addition, under the Voting Agreements, such stockholders have agreed to vote against any Competing Transaction. The Voting Agreements, other than the provisions relating to the grant of an irrevocable proxy, terminate on the earlier to occur of (1) the Closing Date or (2) 90 days after termination of the Merger Agreement. The irrevocable proxy provision terminates on the earliest of (1) the termination of the Merger Agreement, (2) the Closing Date, or (3) 11:59 p.m. on August 31, 1996. See "THE MERGER AGREEMENT--Limitations on Negotiations by HealthWise."

  Such stockholders received no monetary consideration for entering into the Voting Agreements. The Voting Agreements specify that Messrs. Melkus, Kaplan, Gordon and Miller each entered into the Voting Agreements solely in his individual capacity and that nothing in the Voting Agreements shall require the individual signatory to take any action that would constitute a violation of the individual's fiduciary duties as a director or officer of HealthWise.

ACCOUNTING TREATMENT

  United and HealthWise intend that the Merger qualify as a pooling of interests for accounting and financial reporting purposes. The obligation of each of United and HealthWise to consummate the Merger is conditioned upon receipt by United of the opinion of Arthur Andersen LLP, the independent public accountants of United, and the receipt by HealthWise of the opinion of Deloitte & Touche LLP, the independent public accountants of HealthWise, to the effect that the Merger qualifies for pooling of interests accounting treatment. For information concerning certain restrictions to be imposed on the transferability of the United Common Stock received by affiliates of HealthWise in the Merger in order, among other things, to assure the availability of pooling of interests accounting treatment, see "--Resales Of United Common Stock Issued In The Merger; Affiliate Agreements."

  Under the pooling of interests method of accounting, the historical basis of the assets and liabilities of HealthWise and United will be combined when the Merger becomes effective and carried forward at their previously recorded amounts, the stockholders' equity accounts of HealthWise and United will be combined on United's consolidated balance sheet, and no goodwill or other intangible assets will be created. Financial statements of United issued after consummation of the Merger will be restated retroactively to reflect the consolidated operations of HealthWise and United as if the Merger had been in effect for the periods presented therein.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following discussion is a summary of the material federal income tax consequences of the Merger to a stockholder of HealthWise that holds its shares of HealthWise Common Stock as a capital asset (a "holder"). The discussion set forth below is for general information only and may not apply to a holder subject to special treatment under the Code, such as a holder that is a foreign person, a tax exempt organization or that acquired its shares of HealthWise Common Stock pursuant to the exercise of an employee stock option or otherwise as compensation. This summary is based upon federal income tax laws, regulations, rulings and decisions in effect as of the date hereof, all of which are subject to change, retroactively or prospectively, and to differing interpretation.

  It is a condition to the consummation of the Merger that HealthWise receive an opinion (the "Tax Opinion") from its counsel, Skadden, Arps, Slate, Meagher & Flom, substantially to the effect that for federal income tax purposes: (1) the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and HealthWise, United and United Sub will each be a party to such reorganization within the meaning of Section 368(b) of the Code; (2) no gain or loss will be recognized by HealthWise, United or United Sub as a result of the Merger; (3) no gain or loss will be recognized by the stockholders of HealthWise upon the exchange of their HealthWise Common Stock solely for shares of United Common Stock pursuant to the Merger, except with respect to cash, if any, received in lieu of fractional shares of United Common Stock; (4) the aggregate tax basis of the shares of United Common Stock received solely in exchange for HealthWise Common Shares pursuant to the Merger (including fractional shares of United Common Stock for which cash is received) will be the same as the aggregate tax basis of the HealthWise Common Shares exchanged therefor; (5) the holding period for shares of United Common Stock received in exchange for HealthWise Common Stock pursuant to the Merger will include the holding period of the HealthWise Common Shares exchanged therefor, provided such HealthWise Common Shares were held as capital assets by the stockholder at the Effective Time; and (6) a stockholder of HealthWise who receives cash in lieu of a fractional share of United Common Stock will recognize gain or loss equal to the difference, if any, between such stockholder's tax basis in such fractional share (as described in clause (6) above) and the amount of cash received. In rendering such opinions, Skadden, Arps, Slate, Meagher & Flom may receive and rely upon representations contained in certificates of HealthWise, United, United Sub and others.

  Cash received in lieu of a fractional share of United Common Stock will be treated as received in redemption of such fractional share and gain or loss will be recognized, measured by the difference between the amount of cash received and the portion of the basis of the share of HealthWise Common Stock allocable to such fractional interest. Such gain or loss should constitute capital gain or loss, and will be long-term capital gain or loss if the holding period for such shares of HealthWise Common Stock was greater than one year as of the date of the exchange.

  NO INFORMATION IS PROVIDED HEREIN WITH RESPECT TO THE TAX CONSEQUENCES, IF ANY, OF THE MERGER UNDER APPLICABLE FOREIGN, STATE, LOCAL AND OTHER TAX LAWS. THE FOREGOING DISCUSSION IS BASED UPON THE PROVISIONS OF THE CODE, APPLICABLE TREASURY REGULATIONS THEREUNDER, INTERNAL REVENUE SERVICE RULINGS AND JUDICIAL DECISIONS, AS IN EFFECT AS OF THE DATE HEREOF. THERE CAN BE NO ASSURANCE THAT FUTURE LEGISLATIVE, ADMINISTRATIVE OR JUDICIAL CHANGES OR INTERPRETATIONS WILL NOT AFFECT THE ACCURACY OF THE STATEMENTS OR CONCLUSIONS SET FORTH HEREIN. ANY SUCH CHANGE COULD APPLY RETROACTIVELY AND COULD AFFECT THE ACCURACY OF SUCH DISCUSSION. NO RULINGS HAVE OR WILL BE SOUGHT FROM THE INTERNAL REVENUE SERVICE CONCERNING THE TAX CONSEQUENCES OF THE MERGER.

STOCK EXCHANGE LISTING

  United has agreed that it will promptly prepare and submit a listing application to the NYSE covering the United Common Stock to be issued pursuant to the Merger and upon exercise of HealthWise Stock Options, Puts and Warrants, and that it will make reasonable efforts to have such application approved by the NYSE prior to the Effective Time. It is a condition to the obligation of HealthWise to effect the Merger that the United Common Stock to be issued in the Merger be approved for listing on the NYSE.

DISSENTERS' RIGHTS OF APPRAISAL

  Holders of HealthWise Common Stock are not entitled to dissenters' rights of appraisal under the DGCL in connection with the Merger.

REGULATORY APPROVALS

  Under the HSR Act and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless notice has been given and certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The Merger is subject to these requirements.

  United and HealthWise each filed with the Antitrust Division and the FTC a Notification and Report Form with respect to the Merger on February 9, 1996. Under the HSR Act, the Merger may not be consummated until the expiration of a waiting period of at least 30 days following the receipt of each filing, unless the waiting period is earlier terminated by the FTC and the Antitrust Division.

  The FTC and the Antitrust Division frequently scrutinize the legality of transactions such as the Merger under the antitrust laws. At any time before or after the Effective Time, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Merger or seeking the divestiture of HealthWise by United, in whole or in part, or the divestiture of substantial assets of United, HealthWise or their respective subsidiaries. State Attorneys General and private parties may also bring legal actions under the federal or state antitrust laws under certain circumstances. Based upon an examination of information available to United and HealthWise relating to the businesses in which United, HealthWise and their respective subsidiaries are engaged, United and HealthWise believe that the consummation of the Merger will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the proposed Merger on antitrust grounds will not be made or, if such a challenge is made, that United and HealthWise will prevail.

  In addition, the consummation of the Merger will require the prior approval of, or the furnishing of notice to, the appropriate regulatory authorities in the five states in which HealthWise operates HMOs. On February 21, 1996, United filed a Form A application with the Tennessee Department of Insurance and on February 23, 1996, HealthWise filed a Form A application with the Maryland Department of Insurance; both applications seek approval of the change in control to be effected pursuant to the Merger. On February 22 and March 1, 1996, United filed notices with the Kentucky Cabinet for Human Resources and the Commissioner of the Arkansas Department of Insurance, respectively, and on February 20, 1996, HealthWise filed a notice with the Virginia Department of Insurance; all such notices informed such agencies of the pending Merger and provided background information as to United.

  Neither United nor HealthWise is aware of any other material governmental approvals or actions that may be required for consummation of the Merger except as described above. Should any such approval or action be required, it is presently contemplated that such approval or action would be sought. There can be no assurance, however, that any such approval or action, if needed, could be obtained and would not be conditioned in a manner that would cause the parties to abandon the Merger.

RESALES OF UNITED COMMON STOCK ISSUED IN THE MERGER; AFFILIATE AGREEMENTS

  United Common Stock to be issued to stockholders of HealthWise in connection with the Merger has been registered under the Securities Act. United Common Stock received by stockholders of HealthWise upon consummation of the Merger will be freely transferable under the Securities Act, except for shares issued to any person who may be deemed to be an Affiliate of HealthWise or United within the meaning of Rule 145 under the Securities Act. "Affiliate" is generally defined as a person who controls, is controlled by, or is under common control with, HealthWise or United at the time of the Special Meeting (generally, directors, certain executive officers and major stockholders). Affiliates of HealthWise or United may not sell their shares of United Common Stock acquired in connection with the Merger, except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act. In general, under Rule 145, for two years following the Effective Time, an Affiliate (together with certain related persons) would be entitled to sell shares of United Common Stock acquired in connection with the Merger only through unsolicited "broker transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 144 under the Securities Act. Additionally, the number of shares to be sold by an Affiliate (together with certain related persons and certain persons acting in concert) within any three-month period during such two-year period for purposes of Rule 145 may not exceed the greater of 1% of the outstanding shares of United Common Stock or the average weekly trading volume of such stock during the four calendar weeks preceding such sale. Rule 145 would remain available to Affiliates only if United remained current with its informational filings with the Commission under the Exchange Act. Two years after the Effective Time, an Affiliate would be able to sell such United Common Stock without such manner of sale or volume limitations, provided that United was current with its Exchange Act informational filings and such Affiliate was not then an affiliate of United. Three years after the Effective Time, an Affiliate would be able to sell such shares of United Common Stock without any restrictions as long as such Affiliate had not been an affiliate of United for at least three months prior thereto.

  It is a condition to the obligation of United to consummate the Merger that HealthWise cause each person identified as an Affiliate of HealthWise to execute and deliver to United, on or prior to the Effective Time, an agreement (the "Affiliate Agreements") providing that such Affiliate will not sell, pledge, transfer or otherwise dispose of any United Common Stock obtained as a result of the Merger (1) unless (a) such sale, transfer or other disposition has been registered under the Securities Act, (b) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145, or (c) in the opinion of counsel reasonably acceptable to United, such sale, transfer or other disposition is otherwise exempt from registration under the Securities Act; (2) during the 30 days prior to the Effective Time; and (3) until after such time as results covering at least 30 days of post-Merger combined operations of United and HealthWise have been published. See "THE MERGER AGREEMENT--Conditions."

                             THE MERGER AGREEMENT

  The following is a brief summary of the material provisions of the Merger Agreement. This description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement included as Exhibit A to this Proxy Statement/Prospectus and incorporated herein by reference. All stockholders are urged to read the Merger Agreement in its entirety. See also "THE MERGER."

GENERAL

  The Merger Agreement provides that, upon the satisfaction or waiver of certain conditions, HealthWise will be merged with and into United Sub, HealthWise will continue as the Surviving Corporation, and the separate existence of United Sub will cease. Pursuant to the Merger Agreement, at the Effective Time, (1) each outstanding share of common stock of United Sub will be converted into one share of the common stock of the Surviving Corporation,
(2) each outstanding share of HealthWise Common Stock (other than any shares of HealthWise Common Stock owned by United, United Sub or HealthWise) will be converted into 0.6475 of a share of United Common Stock, subject to adjustments for, among other things, stock dividends by either HealthWise or United occurring after the date of the Merger Agreement, and (3) each outstanding share of HealthWise Common Stock owned by United, HealthWise or any of their respective subsidiaries shall be canceled and extinguished without any conversion thereof. Following the Merger, the Surviving Corporation will be a wholly owned subsidiary of United.

CERTAIN REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains various representations and warranties of United, United Sub and HealthWise relating to, among other things, the following matters (which representations and warranties are subject, in certain cases, to specified exceptions): (1) the due organization, power and standing of, and similar corporate matters with respect to, each of United, United Sub and HealthWise; (2) each of United's and HealthWise's capital structure; (3) the authorization, execution, delivery and performance by, and enforceability of, the Merger Agreement against each such party; (4) the absence of any governmental or regulatory authorization, consent or approval required to consummate the Merger; (5) the absence of any conflict with each party's Articles or Certificate of Incorporation or Bylaws, or with applicable law; (6) the filing of reports and other documents with the Commission and other regulatory authorities and the accuracy of the information contained therein; (7) the absence of certain changes or events having a material adverse effect on the financial condition, business or results of operations of United and its subsidiaries (a "United Material Adverse Effect") and HealthWise and its subsidiaries (a "HealthWise Material Adverse Effect"), as the case may be; (8) the absence of actions taken by United or HealthWise that would prevent the Merger from being effected as a pooling of interests for accounting and financial reporting purposes or that would prevent the Merger from qualifying as a tax-free reorganization under the Code; (9) the absence of any brokerage, finder's or other fees due in connection with the Merger (other than the fees payable to Goldman, Sachs & Co. and Bear Stearns as financial advisors to the parties to the Merger); and (10) material disclosures.

  HealthWise also has made certain additional representations and warranties to United relating to, among other things, the following matters (which representations and warranties are subject, in certain cases, to specified exceptions): (1) the possession of all permits necessary to operate the business of HealthWise and its subsidiaries; (2) compliance with applicable laws; (3) the absence of material pending or threatened litigation having a HealthWise Material Adverse Effect; (4) HealthWise's ownership of all outstanding shares of its subsidiaries, all of which shares have been duly authorized and validly issued and are fully paid and nonassessable; (5) HealthWise's and its subsidiaries' material contracts, and, in particular, the absence of exclusivity provisions, covenants not to compete and similar provisions in any of such contracts, other than as disclosed in the Merger Agreement; (6) HealthWise's employee benefit plans, and the absence of pending or threatened labor disputes, strikes, work stoppages and unfair labor practice charges; (7) HealthWise's receipt of the Bear Stearns opinion; (8) taxes; and (9) certain business practices.

  United and United Sub also have made certain additional representations and warranties to HealthWise relating to, among other things, (1) the authorization and validity of the shares of United Common Stock to be issued pursuant to the Merger Agreement and (2) the ownership of United Sub.

CERTAIN COVENANTS

  Pursuant to the Merger Agreement, HealthWise has agreed that, prior to the Effective Time, except as expressly permitted by the Merger Agreement or as otherwise consented to by United, HealthWise and its subsidiaries each will, subject to certain exceptions, among other things, (1) carry on its business in the usual and ordinary course consistent with past practice; (2) use reasonable efforts to preserve intact its business organization and relationships with third parties and to keep available the services of its present officers and employees; (3) not amend its Certificate of Incorporation, Bylaws, or other comparable charter of organizational documents; (4) not declare or pay any dividends on, or make any other distributions in respect of, any of its capital stock; (5) not split, combine, or reclassify any of their capital stock, or issue or authorize the issuance of any other securities in respect of shares of their capital stock; (6) not repurchase any shares of capital stock or any other securities or any rights, warrants, or options to acquire any such shares or other securities; (7) not issue, pledge, or otherwise encumber any shares of its capital stock, any other voting securities, or any securities convertible into, any such shares, voting securities, or convertible securities (other than the issuance of shares of HealthWise Common Stock upon the exercise of a HealthWise Option, the HealthWise Warrants, or certain rights to put securities interests to HealthWise, in accordance with their present terms); (8) not acquire or agree to acquire (a) any business organization or any division thereof or (b) any assets that are material, individually or in the aggregate, to HealthWise, except purchases of inventory in the ordinary course of business consistent with past practice; (9) not sell, lease, license, mortgage, subject to any lien, or otherwise dispose of any of its assets, except sales of inventory in the ordinary course of business consistent with past practice; (10) not incur any indebtedness, issue any debt securities or warrants or other rights to acquire any debt securities of HealthWise or a subsidiary, guarantee any debt of another person, enter into any agreement to maintain any financial statement condition of another person, except for short-term borrowings incurred in the ordinary course of business consistent with past practice;
(11) not make any loans, advances, or capital contributions to, or investments in, any other person, other than to HealthWise or advances to employees consistent with past practice; (12) not make or agree to make any new capital expenditure or expenditures which, individually, is in excess of $100,000 or, in the aggregate, are in excess of $500,000; (13) not make any tax election or settle any tax liability, or make any change in any method of accounting or tax practice; (14) not pay or settle any material claims, liabilities or obligations, other than the payment or settlement in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected in the most recent consolidated financial statements of HealthWise included in the Company SEC Documents (as defined in the Merger Agreement) or incurred in the ordinary course of business consistent with past practice; (15) not waive any material benefits of, or agree to modify in any material respect, any confidentiality, standstill or similar agreements to which HealthWise or a subsidiary is a party; (16) not, except in the ordinary course of business, modify, amend, or terminate any material contract or agreement to which HealthWise is a party or waive, release, or assign any material rights or claims; (17) not enter into or modify any agreement containing geographical exclusivity provisions, relating to Medicare, Medicaid or the Federal Employee Benefit Plan or covering state or local government employees; (18) not, except as required by applicable law or in the ordinary course of business, adopt, enter into, terminate, or amend the compensation of, or any benefit plan for, any of its directors or officers; (19) not make any change in any method of accounting other than those required by generally accepted accounting principles; (20) not take any action that would prevent United from accounting for the business combination to be effected by the Merger as a pooling of interests; (21) not take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Sections 368(a) of the Code; (22) not authorize or agree to take any of the foregoing actions; or (23) not enter into any employment agreement, after the Agreement Date, with any person who is an officer, or who would become an officer under such agreement.

  Pursuant to the Merger Agreement, United has agreed that, prior to the Effective Time, except as expressly permitted by the Merger Agreement or as otherwise consented to in writing by HealthWise, neither United nor any of its subsidiaries will (1) take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; (2) take any action that would prevent United from accounting for the Merger as a pooling of interests; or (3) authorize or agree to take either of the foregoing actions. In addition, each of HealthWise, United and United Sub have agreed, except as otherwise permitted by the Merger Agreement, not to knowingly take any action, or omit to take any action, which would, or would reasonably be expected to, result in any of its representations or warranties being untrue or any of the conditions to the Merger not being satisfied.

  HealthWise and United have agreed to afford each other reasonable access to all information concerning their respective businesses. HealthWise and United have entered into a confidentiality agreements whereby each party has agreed to maintain the confidential nature of certain information provided to it by the other party.

LIMITATIONS ON NEGOTIATIONS BY HEALTHWISE

  Under the Merger Agreement, HealthWise has agreed that it will not participate in any discussions with, provide any information to, enter into any agreement or understanding with, or otherwise cooperate in any other way with any person (other than United and its agents) concerning any Competing Transaction, or permit or authorize any of the directors, officers, employees, shareholders or representatives of HealthWise or any of its subsidiaries to take any such action. HealthWise also has agreed to promptly notify United when it receives, or becomes aware that any of its subsidiaries or any director, officer, employee, or representative of HealthWise or any of its subsidiaries has received any inquiries, proposals, or requests for information concerning a Competing Transaction. Notwithstanding the foregoing, HealthWise's Board of Directors is not prohibited (1) from furnishing information to, or participating in limited discussions solely for the purpose of clarifying or understanding an unsolicited, bona fide, written offer for a Competing Transaction with the person making such offer and negotiating with, any person or entity concerning any unsolicited proposal to enter into a Competing Transaction, so long as (a) the Board of Directors of HealthWise in its good faith judgment believes that the expression of interest is made in good faith, (b) such written offer indicates that it will provide superior value to the terms herein contemplated and the offer contains no material contingencies as to financing or other terms, (c) HealthWise's Board of Directors determines in its good faith judgment in the exercise of its fiduciary duties, after consultations with independent legal counsel (reasonably satisfactory written evidence of which is made available to United), that such action is required in light of its fiduciary duties to HealthWise's stockholders under applicable law, (d) prior to engaging in such discussions, HealthWise provides United with written notice of such discussions, (e) HealthWise keeps United informed, on a current basis, of the occurrence of any such discussions, and (f) HealthWise promptly delivers to United a written summary of all such discussions, (2) having received such an unsolicited offer meeting all of the foregoing requirements, from failing to make or from withdrawing its recommendation of approval of the Merger Agreement and the Merger if HealthWise's Board of Directors determines it is required to take such action in the exercise of its fiduciary duties to HealthWise's stockholders under applicable law (after consultations with independent legal counsel, reasonably satisfactory written evidence of which consultations is made available to United), or (3) from complying with Rule 14e-2 promulgated under the Exchange Act; provided that in no event shall HealthWise's Board of Directors furnish information to a party making a competing bid before entering into a confidentiality agreement containing terms no less favorable to HealthWise than those agreed to by United in connection with the Merger Agreement and otherwise reasonably agreed upon by United.

INDEMNIFICATION

  United has agreed that, from and after the Effective Time, United will (and will cause the Surviving Corporation to) indemnify, defend and hold harmless the present and former officers and directors of HealthWise and persons who become officers or directors prior to the Effective Time (the "Indemnified Parties") against all losses, expenses, claims, damages or liabilities arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement) to the full extent permitted or required by HealthWise's Certificate of Incorporation or Bylaws, as in effect on the date of the Merger

Agreement, (including advances of expenses incurred). HealthWise has agreed to use reasonable efforts to obtain extended liability insurance coverage for its officers and directors, provided that such coverage and the cost thereof shall be subject to United's approval. In the event HealthWise is unable to obtain extended coverage under its existing directors' and officers' liability insurance policies, United will use all reasonable efforts to provide similar coverage for the Indemnified Parties under policies then maintained by United, provided, that such similar coverage is available to United at a cost judged reasonable by United. If any claim, action, suit, proceeding or investigation for which indemnification is provided under the terms of the Merger Agreement (a "Claim") is brought against any Indemnified Party after the Effective Time (whether arising before or after the Effective Time), United has agreed to pay the reasonable fees and expenses of counsel selected by the Indemnified Parties and will use reasonable efforts to assist in the defense of such matter. See "THE MERGER--Interests of Certain Persons in the Merger-- Indemnification of Directors and Officers; Insurance" and "COMPARISON OF STOCKHOLDER RIGHTS--Indemnification."

CONDITIONS

  Each party's respective obligations to effect the Merger are subject to various conditions, including the following, unless waived to the extent permitted by applicable law: (1) the holders of HealthWise Common Stock shall have approved the Merger and the Merger Agreement by requisite vote; (2) all approvals of, filings with, or expiration of waiting periods imposed by any federal, state, local, or foreign governmental body, agency, official or authority (each, a "Governmental Entity") necessary for the consummation of the Merger shall have been filed, expired, or obtained; (3) the Registration Statement shall have been declared effective, no stop order shall have been issued which suspends the effectiveness thereof, and the Proxy Statement, at the Effective Time, shall not be subject to any proceedings commenced or threatened by the Commission; (4) no restraining order, injunction, or other order issued by any Governmental Entity, nor other legal restraint preventing the consummation of the Merger, shall be in effect; (5) HealthWise shall have received the Tax Opinion; and (6) United and HealthWise shall have received each of the pooling letters from Arthur Andersen LLP and Deloitte & Touche LLP, respectively, and such letters shall not have been withdrawn.

  The obligations of United and United Sub to effect the Merger are subject to the satisfaction prior to or upon the Closing of the following conditions, unless waived by United and United Sub: (1) the representations and warranties of HealthWise set forth in the Merger Agreement shall be true and correct in all respects as of the closing date of the Merger (the "Closing Date"), as though made on and as of such date (provided that those representations or warranties made as of a particular date need only be true and correct as of such date), except for any inaccuracies which, individually or in the aggregate, have not had, and would not have, a HealthWise Material Adverse Effect; (2) HealthWise shall have performed in all material respects all obligations and covenants required to be performed by it under the Merger Agreement prior to or as of the Closing Date; (3) the consents, approvals, and authorizations described in the Merger Agreement shall have been obtained in form and in substance reasonably satisfactory to each of United and United Sub, except for such consents, approvals, and authorizations with respect to which the failure to obtain would not have a HealthWise Material Adverse Effect; (4) United shall have received an Affiliate Agreement from each person specified pursuant to the Merger Agreement as an affiliate; (5) the rights of Melkus Partners, Ltd., by assignment from Kenneth J. Melkus under the Agreement dated July 1, 1993, among Surgical Care Affiliates, Inc., SCA-Kentucky Health Plan, Inc., Chesapeake Health Plan, Inc. and Kenneth J. Melkus, shall have been exercised and converted into shares of HealthWise Common Stock; and (6) Mr. Melkus shall have entered into a one-year consulting agreement with HealthWise or United and Mr. Kaplan shall have entered into a two-year employment agreement with HealthWise or United;

  The obligation of HealthWise to effect the Merger is subject to the satisfaction prior to or upon the Closing of the following conditions, unless waived by HealthWise: (1) the representations and warranties of United and United Sub set forth in the Merger Agreement shall be true and correct in all respects as of the Closing Date, as though made on and as of such date (provided that those representations or warranties made as of a particular date need only be true and correct as of such date), except for any inaccuracies which, individually or in the aggregate, have not had, and would not have, a United Material Adverse Effect; (2) United and United Sub shall have performed in all material respects all obligations and covenants required to be performed by them under the Merger Agreement prior to or as of the Closing Date; (3) the consents, approvals, and authorizations described in the Merger Agreement shall have been obtained in form and substance reasonably satisfactory to HealthWise, except for such consents, approvals, and authorizations with respect to which the failure to obtain would not have a United Material Adverse Effect; and (4) the shares of United Common Stock to be issued in connection with the Merger shall have been approved for listing on the NYSE.

TERMINATION

  The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after adoption of the Merger Agreement by the stockholders of HealthWise (1) by mutual consent of United, United Sub and HealthWise; (2) by either United, United Sub or HealthWise if either (a) the Effective Time shall not have occurred on or before August 31, 1996; provided, however, such right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date, or (b) there shall be any law that makes consummation of the Merger illegal or if any court of competent jurisdiction or Governmental Entity shall have taken any action restraining, enjoining or otherwise prohibiting the Merger and such action shall have become final and unappealable; (3) by United or HealthWise, in the event of a Board Termination Event; (4) by United, in the event of a Competing Transaction Termination Event; (5) by either United, United Sub, or HealthWise, in the event of a Stockholder Termination Event; (6) by HealthWise, in the event of a material breach by United or United Sub of any representation, warranty, covenant or agreement contained herein which has not been cured or is not curable by August 31, 1996; or (7) by United, in the event of a material breach by HealthWise of any representation, warranty, covenant or agreement contained herein which has not been cured or is not curable by August 31, 1996.

  In the event of termination of the Merger Agreement by either United or HealthWise, the Merger Agreement will become void and there will be no liability or obligation on the part of United, United Sub or HealthWise except that (1) under certain circumstances, HealthWise could be required to pay to United a termination fee, as described under "--Fees and Expenses," (2) all remedies available to either party at law or in equity will be preserved if the Merger Agreement is terminated, and (3) the parties will continue to abide by the terms of the Confidentiality Agreement.

AMENDMENT AND WAIVER

  Subject to applicable law, the Merger Agreement may be amended by action taken by or on behalf of the respective Boards of Directors of United, United Sub or HealthWise at any time prior to the Effective Time. After adoption of the Merger Agreement by the stockholders of HealthWise, however, no amendment may be made which would reduce the amount or change the type of consideration into which each share of HealthWise Common Stock shall be converted pursuant to the Merger Agreement upon consummation of the Merger.

  At any time prior to the Effective Time, any party may, by action taken in writing, (1) extend the time for the performance of any of the obligations or other acts of the other party, (2) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant thereto, and (3) waive compliance with any of the agreements or conditions contained therein.

FEES AND EXPENSES

  Under the Merger Agreement, except as provided below, all expenses incurred by United and HealthWise shall be borne solely and entirely by the party that has incurred the same; provided, however, that United and HealthWise will each pay one-half of all expenses, other than attorneys', accountants' and investment bankers' fees, related to printing, filing and mailing the Registration Statement and this Proxy Statement/Prospectus and all filing fees incurred under the HSR Act.

  In addition, HealthWise has agreed that it will pay to United a termination fee in an amount equal to $11,000,000, plus interest from the date the termination fee is due, if (1) United or HealthWise shall terminate the Merger Agreement due to the failure of HealthWise's stockholders to adopt the Merger Agreement, and at the time of such failure to adopt the Merger Agreement there exists a Competing Transaction; (2) the Merger Agreement is terminated by United or HealthWise because a Board Termination Event exists; or (3) United terminates the Merger Agreement because a Competing Transaction Termination Event exists. See""--Termination."

  The termination fee payable upon termination of the Merger Agreement under the circumstances described above could have the effect of discouraging a third party from pursuing a takeover of, or other acquisition transaction involving, HealthWise because the cost of such takeover or acquisition transaction, if successful, would effectively be increased by the amount of the termination fee payable. In addition, HealthWise's payment of the termination fee to United could preclude a third party from receiving pooling of interests accounting treatment in a subsequent transaction involving HealthWise.

                     CERTAIN INFORMATION CONCERNING UNITED

GENERAL

  United is a national leader in health care management services and has offered services to health care purchasers and providers since 1974. United serves over 40 million covered lives through a broad continuum of health care products and services, including HMO and health insurance products and other specialized health care management services. Since its inception, United has developed a number of core capabilities, including medical information management, health benefit administration, risk assessment and pricing, health benefit design, provider contracting and risk sharing and health care delivery management. With these capabilities, United provides both comprehensive managed care services, such as HMO, insurance and self-funded health care coverage products, and unbundled health care management and cost containment products such as mental health and substance abuse benefit plans, utilization review services, specialized provider networks and employee assistance programs. On October 2, 1995, United completed its acquisition of MetraHealth, a large health care coverage company with over ten million covered lives. MetraHealth has a large national health insurance business and relationships with many of the country's largest companies. The acquisition of MetraHealth enhances United's ability to offer a full range of health care coverage products to all classes of customers.

  United is a Minnesota corporation, incorporated in January 1977. Unless the context otherwise requires, the term "United" refers to United HealthCare Corporation and its subsidiaries. United's executive offices are located at 300 Opus Center, 9900 Bren Road East, Minnetonka, Minnesota 55343; telephone
(612) 936-1300.

HEALTH PLANS, INSURANCE AND RELATED OPERATIONS

  Health Plans. As of December 31, 1995, United had a majority ownership interest in health plans principally licensed as HMOs in 24 states and Puerto Rico. With respect to these owned health plan operations, United assumes underwriting risk in return for the premium revenue it receives. United also provides administrative and other management services to health plans licensed in five states. United has no ownership interest in these plans. With respect to these managed health plan operations, United receives an administrative fee for providing its services and generally assumes no responsibility for health care costs. United's owned health plans are usually licensed as HMOs or insurers and provide comprehensive health care coverage for a fixed fee or premium that usually does not vary with the extent of medical services received by the member. In addition, these health plans enter into contractual arrangements with independent providers of health care services to help control medical and hospital costs. Certain of these health plans employ health care providers and directly deliver health care services to enrollees and other individuals. Cost-effective delivery of health care services by both employed and contracted health care providers is achieved by assuring appropriate use of health care services, emphasizing preventive health services and encouraging the reduction of unnecessary hospitalization and other medical services.

  PPO and Indemnity Insurance and Self-Funded Products. Primarily through its insurance and third-party administrator subsidiaries, United offers a variety of health insurance and self-funded health plan products and services, covering approximately ten million persons. Many of the insurance and self-funded products include a PPO feature. The self-funded products are usually sold on an administrative fee basis. In some cases United may agree to penalties or rewards related to administrative service standards and/or health care costs. The insurance products are often sold on an experience-rated basis, which means that the premiums may be adjusted in the future based on actual past health care costs or that premiums may be adjusted at the end of a specific time period (usually one year) with premium returned to the customer or additional premium paid to the company based on health care costs in that time period.

  Health Plan Self-Funded Products. United has developed HMO-like self-funded products for employers who desire the cost containment aspects of an HMO product and want to self-insure the health care cost risk. United uses the provider networks it has developed in connection with its HMO products for these self-funded products. The provider contracts for these products are with individual physicians or groups of physicians as well as health care facilities and are generally on a standardized fee-for-service basis. These self-funded products offer employers and other sponsoring groups access to a provider network and the administrative and utilization review services associated with an HMO product, but the risks of health care utilization generally are borne by the sponsoring group.

  Ancillary Insurance Products. Through its insurance subsidiaries, United offers several health insurance products in conjunction with health plan products on a carrier replacement basis. These products permit employers to replace multiple health care policies and vendors with a single health care plan. These subsidiaries also offer reinsurance and other insured products on a selective basis to most of United's health plans and to employers and other sponsoring groups offering self-funded health care benefit plans. United's insurance subsidiaries are licensed to sell group life, accidental death and dismemberment, short-term disability and health insurance products in a total of 50 states, the District of Columbia, Puerto Rico and the Virgin Islands. In connection with the MetraHealth acquisition, United entered into an agreement with Metropolitan Life Insurance Company ("MetLife") under which United offers MetLife's life, accidental death and dismemberment and short-term disability products to United customers and MetLife offers United's health care coverage products to MetLife customers.

SPECIALTY MANAGED CARE SERVICES

  Through its experience in providing comprehensive health care management services and in response to increasing market demand for greater choice and flexibility in the design of health care coverage products and funding arrangements, United has developed core capabilities which have enabled it to introduce specialized products to facilitate the efficient delivery of health care services. These products are offered independently of United's owned and managed health plans and insurance operations through United's specialty managed care services businesses. United also makes these products available to or in connection with its owned and managed health plans and insurance operations where feasible.

  With respect to its specialty managed care services, United receives fees for the provision of services, primarily administrative in nature, and generally assumes no responsibility for health care costs except in the case of its behavioral health products. In connection with those products, United assumes some responsibility for health care costs for the provision of mental health/substance abuse services and thus recognizes premium-like revenue and medical services expense.

  United's specialty managed care products are available to a total of approximately 40 million participant lives, many of whom are not enrolled in one of United's owned health plans. One person may be covered by more than one specialty managed care service and therefore may account for more than one of these participant lives. United offers the following specialty managed care services to HMOs, PPOs, insurers, providers, Blue Cross/Blue Shield plans, third-party administrators, employers and/or government agencies.

  Care Management and Benefit Administration Services. United's care management programs offer insurers, employers, labor union health and welfare funds and governmental entities unbundled cost and utilization review and case management services. These services include prior, concurrent and retrospective review of hospital admissions and certain ambulatory services, second opinion programs, case management, specialist referrals and discharge planning. These services emphasize patient and provider education as a means of assisting clients in managing their health care costs.

  United's Total Care Management programs offer those employers, labor union health and welfare funds and governmental entities who may not have geographic access to United's health plans an alternative to bundled managed care services. These services include utilization management, medical information and education, claims payment, provider networks, mental health/substance abuse services and other related services. Use of these services can provide health plan-like results to those clients who have members outside health plan service areas.

  Transplant Network. United's transplant network services programs offer clients access to an international network of health care facilities for transplant-related services and transplant case management services. United negotiates fixed, competitive rates for high-cost, low-frequency health care services such as organ and tissue transplants. United's network is utilized by United's health plans, other health plans and insurers, third-party administrators, government agencies and self-funded employers.

  Workers Compensation and Disability Management Services. United's workers compensation and disability management services tailor United's broad managed care resources into products and services intended to apply managed care concepts, such as utilization review and use of specialized preferred provider networks, to workers compensation and casualty insurance cases. These products and services are provided to insurers and large self-insured employers and include hospitalization and outpatient surgery pre-certification and case management, access to provider networks, specialized programs such as carpal tunnel and back injury case management, and review of imaging (CAT scans and MRI) services.

  Employee and Member Assistance Programs. United's employee and member assistance programs offer clients programs that provide an assessment and referral service to a client's employees and family members for work-related or personal problems which might otherwise interfere with an employee's productivity. United also offers its employee assistance programs in conjunction with its care management programs and its 24-hour health care information line product. These products' clients include health plans, government agencies or department, self-insured organizations and insurers.

  Geriatric Care Management Services. United also develops and provides products and services to HMOs and providers for cost control and the management of health care for the elderly. LinkAge(R) identifies for hospitals high-cost, high-risk patients upon admission and provides the hospital with tools to perform focused case management throughout the patient's hospital stay. United's EverCare(R) program arranges for the provision of managed medical care services to institutionalized elderly individuals in nursing homes through contracts with a physician-nurse practitioner team. EverCare(R) is participating in a demonstration project with the federal Health Care Financing Administration ("HCFA") to offer managed health care services to the institutionalized elderly in nine separate locations throughout the country.

  Behavioral Health Services. The specialty operations in United's behavioral health services business unit include mental health and substance abuse-related services. United's behavioral health subsidiaries provide specialized provider networks and mental health and substance abuse benefit program services including providing or arranging for behavioral health care/case management services and network development services, primarily on a capitation basis, to certain of United's owned or managed health plans, and to other health plans or PPOs and insurance companies. Such services are also sold to self-funded health plans primarily on an administrative fee basis and are provided by employed behavioral health care professionals and by a network of contracted providers.

  International Business. United has begun exploring opportunities to sell its products and services in foreign countries and anticipates utilizing various arrangements such as joint ventures, as well as direct contracting. United has entered into a joint venture to create a health plan in South Africa and has entered into an agreement to provide certain managed care consulting services in Germany.

  The Center for HealthCare Policy and Evaluation; Information, Research and Analysis. The Center for HealthCare Policy and Evaluation and Corporate Health Strategies, Inc. (the "Centers") are United's quality-of-care and research units. The Centers' activities include developing United's nationwide operations' cost-effectiveness research and analysis, and participating in major national public policy initiatives to positively influence the reform of health care delivery, financing and access.

  United's HealthCare Evaluation Services ("HCES") division, a part of the Centers, performs services and research relating to the growing data and analysis needs of United's health plans, specialty managed care services business and an external client base. HCES offers research services and software developed by the Centers to third-party payors, providers, employers and the government, and utilizes these services and software in the management of United's health plans and specialty managed care services.

  One of the Centers' major software services is EPIS(TM). EPIS(TM) is a specialized analytic software system which allows clients to profile comparative data. United also utilizes EPIS(TM) as the platform from which it updates and disseminates the latest expert-derived clinical guidelines to its health plans and other clients.

EXPANSION AND DISPOSAL OF OPERATIONS

  United continually seeks out and evaluates opportunities for future growth and expansion, as well as for disposition of certain businesses. Such growth and expansion opportunities may include acquisitions or dispositions of a specialty managed care services program or insurance and health plan operations, and the internal development of new products and techniques for the containment of health care costs, the measurement of the outcomes and efficiency of health care delivered and the management of health care delivery systems.

GOVERNMENT REGULATION

  Government regulation of employee benefit plans, including health care coverage, insurers, health plans and United's specialty managed care products, is a changing area of law that varies from jurisdiction to jurisdiction and generally gives responsible administrative agencies broad discretion. United believes that it is in compliance in all material respects with the various federal and state regulations applicable to its current operations. To maintain such compliance, it may be necessary for United or a subsidiary to make changes from time to time in its services, products, structure or marketing methods. Additional governmental regulation or future interpretation of existing regulations could increase the cost of United's compliance or otherwise adversely affect United's operations, products, profitability or business prospects.

  United is unable to predict what additional government regulations, if any, affecting its business may be enacted in the future or how existing or future regulations might be interpreted. A number of jurisdictions have enacted small group insurance and rating reforms which generally limit the ability of insurer and health plans to use risk selection as a method of controlling costs for small group business. These laws may generally limit or eliminate use of preexisting conditions exclusions, experience rating and industry class rating and may limit the amount of rate increases from year to year. Under these laws, cost control through provider contracting and managing care may become more important, and United believes its experience in these areas will allow it to compete effectively.

  Increasingly states are considering various health care reform measures and are adopting laws or regulations which may limit United's health plans' and insurance operations' ability to control which providers are part of their networks and may hinder their ability to effectively manage utilization and cost. United is unable to predict what reforms, if any, may be enacted or how those reforms would affect United's operations. In addition, the United States Congress has proposed Medicare and Medicaid program changes which may affect United's products for those programs.

  HMOs. All of the states in which United's health plans offer HMO products have enacted statutes regulating the activities of those health plans. Most states require periodic financial reports from HMOs licensed to operate in their states and impose minimum capital or reserve requirements. Certain of United's subsidiaries are required to retain for their own use cash generated from their operations. In addition, certain of United's subsidiaries are required by state regulatory agencies to maintain restricted cash reserves represented by interest-bearing instruments which are held by trustees or state regulatory agencies to ensure that adequate financial reserves are maintained. Some state regulations enable agencies to review all contracts entered into by HMOs, including management contracts, for reasonableness of fees charged and other provisions.

  United's health plans which have Medicare risk contracts are subject to regulation by HCFA, a branch of the United States Department of Health and Human Services. HCFA has the right to audit health plans operating under Medicare risk contracts to determine each health plan's compliance with HCFA's contracts and regulations and the quality of care being rendered to the health plan's members. To enter into Medicare risk contracts, a health plan must either be federally qualified or be considered a Competitive Medical Plan under HCFA's requirements. Health plans which offer a Medicare risk product also must comply with requirements established by peer review organizations ("PROs"), which are organizations under contract with HCFA to monitor the quality of health care received by Medicare beneficiaries. PRO requirements relate to quality assurance and utilization review procedures. United's health plans which have Medicare cost contracts are subject to similar regulatory requirements. In addition, these health plans are required to file certain cost reimbursement reports with HCFA which are subject to audit and revision.

  United's health plans which have Medicaid contracts are subject to both federal and state regulation regarding services to be provided to Medicaid enrollees, payment for those services and other aspects of the Medicaid program. Both Medicare and Medicaid have in force or have proposed regulations relating to fraud and abuse, physician incentive plans and provider referrals which may affect United's operations.

  Many of United's health plans have contracts with the FEHBP. These contracts are subject to extensive regulation, including complex rules relating to the premiums charged. FEHBP has the authority to retroactively audit the rates charged and frequently seeks premium refunds and other sanctions against health plans participating in the program. United's health plans which have contracted with FEHBP are subject to such audits and may be requested to make such refunds.

  Insurance Regulation. United's insurance subsidiaries are subject to regulation by the Department of Insurance in each state in which the entity is licensed. Regulatory authorities exercise extensive supervisory power over insurance companies in regard to the licensing of insurance companies; the amount of reserves which must be maintained; the approval of forms and insurance policies used; the nature of, and limitation on, an insurance company's investments; periodic examination of the operations of insurance companies; the form and content of annual statements and other reports required to be filed on the financial condition of insurance companies; and the establishment of capital requirements for insurance companies. United's insurance company subsidiaries are required to file periodic statutory financial statements in each jurisdiction in which they are licensed. Additionally, such companies are periodically examined by the insurance departments of the jurisdiction in which they are licensed to do business.

  Insurance Holding Company Regulations. Certain of United's health plans and each of United's insurance subsidiaries are subject to regulation under state insurance holding company regulations. Such insurance holding company laws and regulations generally require registration with the state Department of Insurance and the filing of certain reports describing capital structure, ownership, financial condition, certain intercompany transactions and general business operations. Various notice and reporting requirements generally apply to transactions between companies within an insurance holding company system, depending on the size and nature of the transactions. Certain state insurance holding company laws and regulations require prior regulatory approval or, in certain circumstances, prior notice of, certain material intercompany transfers of assets as well as certain transactions between the regulated companies, their parent holding companies and affiliates, and acquisitions.

  TPAs. Certain subsidiaries of United are also licensed as third-party administrators ("TPAs") in states where such licensing is required for their activities. TPA regulations, although differing greatly from state to state, generally contain certain required administrative procedures, periodic reporting obligations and minimum financial requirements.

  PPOs. Certain of United's subsidiaries' operations may be subject to PPO regulation in a particular state. PPO regulations generally contain certain network, contracting, financial and reporting requirements which vary from state to state.

  Utilization Review Regulations. A number of states have enacted laws and/or adopted regulations governing the provision of utilization review activities. Generally, these laws and regulations require compliance with specific standards for the delivery of services, confidentiality, staffing, and policies and proceeds of private review entities, including the credentials required of personnel. Some of these laws and regulations may affect certain operations of United's business units.

  MCOs. In recent years a number of states have enacted laws enabling self-insured employers and/or insurance carriers to apply medical management and other managed care techniques to the medical benefit portion of workers' compensation, if such managed care is performed by a state certified managed care organization ("MCO"). United, by itself or with its HMOs, has generally sought MCO certification in the states where it is available and where it markets managed care workers' compensation products. MCO laws differ significantly from state to state, but generally address network and utilization review activities.

  ERISA. The provision of goods and services to or through certain types of employee health benefit plans is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). ERISA is a complex set of laws and regulations that are subject to periodic interpretation by the United States Department of Labor. ERISA places certain controls on how United's business units may do business with employers covered by ERISA, particularly employers that maintain self-funded plans. The Department of Labor is engaged in an ongoing ERISA enforcement program which may result in additional constraints on how ERISA-governed benefit plans conduct their activities. There recently have been legislative attempts to limit ERISA's preemptive effect on state laws. If such limitations were to be enacted, they might increase United's liability exposure under state law-based suits relating to employee health benefits offered by United's health plans and specialty businesses and may permit greater state regulation of other aspects of those businesses' operations.

                   CERTAIN INFORMATION CONCERNING HEALTHWISE

  HealthWise provides a broad range of managed health care services through its HMOs in Kentucky, Maryland, Tennessee and Arkansas. At December 31, 1995, HealthWise's HMOs served approximately 144,000 commercial, Medicare and Medicaid members, principally through its Kentucky and Maryland HMOs. HealthWise believes that, in terms of membership, its HMO in Kentucky is the third largest in the state and its HMO in Maryland is one of the fastest growing in the state. HealthWise has recently expanded its product line to include POS and Medicare products in its service areas. HealthWise's aggregate enrollment increased by approximately 29,000 members, or 25.2%, to approximately 144,000 members at December 31, 1995 from 115,000 at December 31, 1994.

  HealthWise has achieved significant growth in membership and revenues since 1992 through the development of its HMO in Kentucky and the acquisition and expansion of its HMO in Maryland. In late 1994, HealthWise began operating HMOs in Tennessee and Arkansas. Additionally, HealthWise recently received approval to operate an HMO in Virginia.

  HealthWise provides comprehensive health care services to the members of its HMOs through arrangements with independent health care practitioners. Unlike conventionally-designed indemnity health plans that frequently require the payment of substantial copayments and deductibles, members receive health care services for a fixed monthly payment and generally with minimal out-of-pocket expenditures. When an individual enrolls in one of HealthWise's HMOs, he or she selects a primary care physician from among the physicians who have contracted with that HMO. The primary care physicians are family practitioners, general practitioners, internists or pediatricians who provide necessary preventive and primary medical care and are responsible for making referrals to specialists. Except in emergency situations, hospital care requires a referral from the member's primary care physician and generally takes place in hospitals that have contracts to serve the HMO's members for an agreed compensation.

  At December 31, 1995, HealthWise contracted with approximately 3,100 primary care physicians and 7,000 special physicians. HealthWise's primary care physicians include family practitioners, general practitioners, pediatricians and internists. These physicians provide preventive and routine health care services and are responsible for making referrals to consulting physicians, hospitals and other providers. Health care services provided directly by the primary care physicians include the treatment of illnesses not requiring referrals, periodic physical examinations, routine immunizations, maternity and well-child care, and other preventive health care services. Specialist physicians provide more specialized care to members on a referral basis from the primary care physicians. In order to control medical services costs, it is HealthWise's general policy that any proposed hospitalization or referral to a specialist physician must be reviewed and approved by an employee of HealthWise's medical services unit.

  HealthWise's primary care and specialist physicians are compensated pursuant to modified fee-for-service or capitation arrangements, as appropriate. Under capitation, the physician generally receives a fixed monthly fee for each member served and assumes the risk that medical costs may exceed that amount.

  At December 31, 1995, HealthWise contracted with 160 hospitals in its service areas. HealthWise's hospital care generally includes all services normally provided by acute-care hospitals. HealthWise believes that it has been able to negotiate favorable hospital contracts because of the oversupply of hospital beds in each of its service areas and its ability to direct significant patient volume to contracted hospitals. HealthWise has formed joint ventures with hospital providers in certain of its markets, which management believes results in increased recognition in the market and, consequently, increased market penetration.

  HealthWise contracts with independent providers to provide other health care services on an outpatient basis, including laboratory tests, diagnostic radiology services and ambulatory surgery. HealthWise provides other outpatient services, including pharmaceuticals, eye care, crisis intervention, group therapy and counseling, substance abuse services, physical therapy and other similar services for which hospitalization is not medically necessary. HealthWise provides such services either as a part of a member's basic benefit program or through optional rider contracts entered into between the member and the HMO.

                       COMPARISON OF STOCKHOLDER RIGHTS

  The rights of the stockholders of HealthWise are governed by the DGCL, the Certificate of Incorporation, as amended, of HealthWise ("HealthWise Certificate"), and the Bylaws of HealthWise ("HealthWise Bylaws"). The rights of the stockholders of United are governed by the Minnesota Business Corporation Act (the "MBCA"), the Restated Articles of Incorporation of United, as amended ("United Articles"), and the Amended and Restated Bylaws of United ("United Bylaws"). The following is a summary of certain material differences between the rights of stockholders of HealthWise and the rights of shareholders of United, as contained in provisions of the DGCL and the MBCA, the HealthWise Certificate and HealthWise Bylaws, and the United Articles and United Bylaws.

  The following does not purport to be a complete statement of the rights of HealthWise's stockholders under applicable Delaware law and the HealthWise Certificate and HealthWise Bylaws as compared with the rights of United shareholders under applicable Minnesota law and the United Articles and United Bylaws. The identification of certain specific differences is not meant to indicate that other equally or more significant differences do not exist.

STOCKHOLDERS' DISSENTERS' RIGHTS

  Under both the DGCL and the MBCA, stockholders may exercise a right of dissent from certain corporate actions and obtain payment of the fair value of their shares. This remedy is an exclusive remedy, except where the corporate action involves fraud or illegality.

  Under the DGCL, dissenters' rights are limited. Appraisal rights are available only in connection with certain statutory mergers or consolidations, amendments to the certificate of incorporation (if so provided in the certificate of incorporation), any merger or consolidation in which the corporation is a constituent corporation, or sales of all or substantially all of the assets of a corporation. Appraisal rights are not available under Delaware law, however, if the corporation's stock is (prior to the relevant transaction) listed on a national securities exchange or designated on the Nasdaq National Market or held of record by more than 2,000 stockholders; provided, that if the merger or consolidation requires stockholders to exchange their stock for anything other than (1) shares of the surviving corporation, (2) shares of another corporation that will be listed on a national securities exchange, designated on the Nasdaq National Market or held of record by more than 2,000 stockholders, (3) cash in lieu of fractional shares of any such corporation, or (4) any combination of such shares and cash in lieu of fractional shares, then appraisal rights will be available. Because the HealthWise Common Stock is designated on the Nasdaq National Market and its stockholders will receive United Common Stock pursuant to the Merger, which is NYSE-listed, HealthWise stockholders do not have the right to dissent from the Merger or receive payment for the fair value of their shares.

  Under the MBCA, the categories of transactions subject to dissenters' rights are broader than those in the DGCL. A shareholder of a Minnesota corporation may exercise dissenter's rights in connection with an amendment to the articles of incorporation which materially and adversely affects the rights or preferences of shares held by the dissenting shareholder, a disposition of all or substantially all of the corporation's property and assets not in the usual course of business, a plan of merger in which the shareholder may vote, and a plan of exchange involving the acquisition of the corporation's shares if the shareholder is entitled to vote on the plan.

BOARD OF DIRECTORS

  The DGCL provides that the board of directors of a Delaware corporation shall consist of one or more directors as fixed by the certificate of incorporation or bylaws. The HealthWise Bylaws require a board comprised of not less than two nor more than 15 directors, which number may be increased or decreased within such range by the Board. Although permitted under the DGCL, HealthWise's Board of Directors is not classified.

  The MBCA provides that the board of directors of a Minnesota corporation shall consist of one or more directors as fixed by the articles of incorporation or bylaws. The United Bylaws provide that the board shall consist of one or more directors, which number may be increased or decreased from time to time by resolution of a majority of the board (determined as if all vacancies are filled) or at least two-thirds of the capital stock entitled to vote (voting as one class). Under the United Articles and United Bylaws, the directors are divided into three classes which are to be as nearly equal as possible. Directors in each class serve for three years, and elections are staggered such that one class is elected each year.

  The HealthWise Bylaws and the United Bylaws each further provide that a candidate for director must be nominated by or at the direction of the board or by a stockholder. If nominated by a stockholder, a notice containing information about the candidate, the stockholder nominating such candidate and such other information as would be required by federal securities regulations if proxies were to be solicited with respect to such nomination, must be submitted to the corporation not less than 60 days prior to, in the case of HealthWise the anniversary date of the previous annual meeting, and, in the case of United, the date of the annual meeting.

REMOVAL OF DIRECTORS

  The DGCL provides that a director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, unless the certificate of incorporation provides, in the case of a corporation whose board is classified, that directors may be removed only for cause, or unless the corporation has cumulative voting, in which event if less than the entire board is to be removed, no director may be removed without cause if the votes cast against the director's removal would be sufficient to elect that director if voted cumulatively either at an election of the entire board of directors or for classes of the board. The HealthWise Certificate does not classify its board of directors and does not provide for cumulative voting. The HealthWise Bylaws require the affirmative vote of the holders of 80% of the shares entitled to vote to remove a director without cause.

  The MBCA provides that, unless modified by the articles or bylaws of the corporation or by shareholder agreement, the directors may be removed with or without cause by the affirmative vote of that proportion or number of the voting power of the shares of the classes or series the director represents which would be sufficient to elect such director. If a corporation has cumulative voting, the MBCA provides that, unless the entire board is removed simultaneously, a director is not removed from the board if there are cast against removal of the director the votes of a proportion of the voting power sufficient to elect the director at an election of the entire board under cumulative voting. The United Articles and United Bylaws require the affirmative vote of not less than two-thirds of the outstanding shares of United Common Stock or the affirmative vote of two-thirds of the directors in office at the time such vote is taken in order to remove a director from office. United does not have cumulative voting.

AMENDMENTS TO BYLAWS

  Under the DGCL, the HealthWise Bylaws may be altered, amended, supplemented or repealed, or new bylaws adopted, by the stockholders entitled to vote, by the Board of Directors, or by any other manner as may be authorized by the HealthWise Certificate. Under the HealthWise Bylaws, the HealthWise Bylaws may be altered, amended or repealed, and new Bylaws adopted, only as set forth in the HealthWise Certificate.

  Under the HealthWise Certificate, the Board of Directors is expressly authorized and empowered to adopt, amend or repeal the HealthWise Bylaws; provided, however, that the Bylaws adopted by the Board of Directors may be amended or repealed by the Board or by the stockholders having voting power with respect thereto, provided further that in the case of action by the stockholders, the affirmative vote of the holders of at least 80% of the shares entitled to vote in the election of directors, voting together as a single class, shall be required to alter, amend or repeal any provision of the HealthWise Bylaws.

  The MBCA and the United Bylaws provide that the power to adopt, amend or repeal the bylaws shall be vested in the board (subject to certain notice requirements set forth in the United Bylaws), except that the board shall not adopt, amend, or repeal a bylaw fixing a quorum for a meeting of shareholders, prescribing procedures for removing directors or filling vacancies in the board, or fixing the number of directors or their classifications, qualifications, or terms of office, but may adopt or amend a bylaw to increase the number of directors. Notwithstanding the above, under the MBCA a shareholder or shareholders holding 3% or more of the voting shares entitled to vote may propose a resolution to amend or repeal bylaws adopted, amended or repealed by the board, in which event such resolution must be approved pursuant to the procedures for amending the articles of incorporation.

AMENDMENTS TO CERTIFICATE OR ARTICLES

  Under the DGCL, amendment of the certificate of incorporation shall be made by a resolution of the board of directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote or directing that the amendment proposed be considered at the next annual meeting of the stockholders. At such stockholders' meeting, a majority of the outstanding shares entitled to vote is required to approve the amendment. If an amendment would increase or decrease the number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or other special rights of a class of outstanding shares so as to affect the class adversely, then a majority of shares of that class must approve the amendment as well. The DGCL also permits a corporation to make provision in its certificate requiring a greater proportion of voting power to approve a specified amendment. The HealthWise Certificate requires the affirmative vote of the holders of 80% of the shares entitled to vote to amend, repeal or adopt any provision inconsistent with paragraph (a) of Article 11 of the HealthWise Certificate (concerning amendment of the HealthWise Bylaws).

  The MBCA provides that an amendment to a corporation's articles must be by resolution approved by the affirmative vote of a majority of the directors present or proposed by a shareholder or shareholders holding 3% or more of the voting shares entitled to vote thereon. Under the MBCA, any such amendment must be approved by the affirmative vote of a majority of the shareholders entitled to vote thereon, except that the articles may provide for a specified proportion or number larger than a majority. The United Articles provide that the affirmative vote of the holders of two-thirds of the outstanding United Common Stock is required in order to amend provisions of the United Articles concerning the election and removal of directors, and that the affirmative vote of the holders of two-thirds of the outstanding shares of capital stock entitled to vote generally in the election of directors is required in order to amend provisions concerning certain mergers, consolidations and other business combinations and reorganizations.

INDEMNIFICATION

  The DGCL and the MBCA both contain provisions setting forth conditions under which a corporation may indemnify its directors, officers, and employees. While indemnification is permitted only if certain statutory standards of conduct are met, the DGCL and the MBCA are substantially similar in providing for indemnification if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The statutes differ, however, with respect to whether indemnification is permissive or mandatory, whether there is a distinction between third-party actions and actions by or in the right of the corporation, and whether, and to what extent, reimbursement of judgments, fines, settlements, and expenses is allowed.

  The major difference between the MBCA and the DGCL is that while indemnification of officers, directors and employees is mandatory under the MBCA, indemnification is merely permissive under the DGCL. The one exception to the DGCL's permissive indemnification rule is that a corporation must indemnify a person who is successful on the merits or otherwise in the defense of certain specified actions, suits or proceedings for expenses and attorneys' fees actually and reasonably incurred in connection therewith.

  Although indemnification is permissive in Delaware, the DGCL allows a corporation, through its certificate of incorporation, bylaws, or other intracorporate agreements, to make indemnification mandatory. Pursuant to this authority, the HealthWise Certificate and HealthWise Bylaws provide that HealthWise shall indemnify its directors and officers to the fullest extent permitted by law. The HealthWise Bylaws specifically require indemnification of judgments, fines, settlements, and expenses of third-party actions for any person who was or is a party, or is threatened to be a party, by reason of the fact that such person was or is a director or officer of HealthWise or because such person was serving HealthWise or any other legal entity in any capacity at the request of HealthWise while a director or officer of HealthWise. The HealthWise Bylaws do not, however, extend this mandatory indemnification for third-party actions to employees or agents.

  The DGCL, unlike the MBCA, also differentiates between third-party actions and claims by or in the right of the corporation (i.e., stockholder derivative suits). While the MBCA makes no distinction between third-party actions and shareholder derivative suits and requires indemnification in either case if the relevant statutory standard of conduct is met, indemnification under the DGCL varies depending on whether the action is brought by a third party or by stockholders in a derivative suit. Unlike a third-party action, in which indemnification of judgments, settlements, and expenses is permissive under the statute and mandatory for officers and directors under the HealthWise Bylaws, the DGCL does not permit indemnification in a stockholder derivative suit if the person is found liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines that the person is fairly and reasonably entitled to indemnification. Further, the corporation may indemnify such persons only for attorneys' fees and other expenses.

  The advancement of expenses is permissive under the DGCL but mandatory under the MBCA. The HealthWise Bylaws make the advancement of expenses mandatory for any threatened, pending or completed action involving an officer or director but leave such expense advancement permissive for employees and agents.

  Although the MBCA allows broader indemnification than under the DGCL, the MBCA requires that a corporation report any indemnification payments to its shareholders no later than the next meeting of stockholders. The DGCL and the HealthWise Bylaws contain no such similar provision.

LIABILITY OF DIRECTORS

  Under the DGCL, a corporation's certificate of incorporation may contain a provision limiting or eliminating a director's personal liability to the corporation or its stockholders for monetary damages for a director's breach of fiduciary duty subject to certain limitations. The HealthWise Certificate provides that a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for any transaction for which the director derived any personal benefit, or as provided in the DGCL for liability for an unlawful payment of dividend, stock purchase or redemption. The HealthWise Certificate also provides that if the DGCL is amended to authorize further elimination of the personal liability of directors, then the liability of HealthWise directors shall be limited to the fullest extent permitted by the DGCL, as so amended.

  The United Articles provide that a director shall not be personally liable to United or its stockholders for monetary liability relating to breach of fiduciary duty, unless the liability relates to a breach of the duty of loyalty, acts or omissions involving a lack of good faith or an intentional or knowing violation of law, liability for illegal distributions and unlawful sales of United securities, transactions where the director gained an improper personal benefit, or acts or omissions occurring prior to the date on which the liability limitation provision was added to the United Articles. The United Articles provide that any amendment to the MBCA that authorizes further elimination or limitation of director liability shall result in the further elimination or limitation of liability of directors of United to the fullest extent permitted by the MBCA, as so amended.

STOCKHOLDER MEETINGS

  In accordance with the HealthWise Bylaws, special meetings of the stockholders of HealthWise may be called only by the Chairman or by the Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors. The DGCL and the HealthWise Bylaws require that whenever stockholders are required or permitted to take action at a meeting, a written notice stating the place, time and date of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, must be sent to all stockholders of record entitled to vote thereon not less than 10 nor more than 60 days before the meeting. Under the DGCL, notice of a meeting to consider an agreement of merger must be sent at least 20 days prior to the date of the meeting.

  The MBCA and the United Bylaws provide that the Chief Executive Officer, the Chairman of the Board, the Chief Financial Officer, any two directors, or a shareholder or shareholders holding 10% or more of shares entitled to vote at such meeting may call a special meeting. However, if the meeting involves a business combination, including an action to affect the composition of the Board of Directors, then at least 25% of the shares entitled to vote at such meeting are required to call the meeting. If the meeting is demanded by shareholders, the meeting, on notice, must occur between 30 and 90 days after receipt of the demand.

  The HealthWise and United Bylaws each require that a stockholder provide notice of any proposal to be submitted at an annual meeting of stockholders to the Secretary of the corporation not less than 60 nor more than 90 days prior to, in the case of HealthWise, the anniversary date of the previous annual meeting, and, in the case of United, the date of the meeting (subject to a different time period under certain circumstances).

MERGERS AND CONSOLIDATIONS

  In order to effect a merger under the DGCL, a corporation's board of directors must adopt an agreement of merger and recommend it to the stockholders. The agreement must be adopted by holders of a majority of the outstanding shares of the corporation entitled to vote thereon.

  The MBCA provides that a resolution containing a plan of merger or exchange must be approved by the affirmative vote of a majority of the directors present at a meeting and submitted to the shareholders and approved by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote. Unlike the DGCL, the MBCA requires that any class of shares of a Minnesota corporation must approve the plan if it contains a provision which, if contained in a proposed amendment to the corporation's articles of incorporation, would entitle such class to vote as a class. The United Articles require the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote generally in the election of directors for approval of certain mergers, consolidations or other combinations with affiliated entities (see--"Business Combinations" below).

BUSINESS COMBINATIONS

  The DGCL bars a corporation which has securities traded on an exchange, designated on the Nasdaq National Market or held of record by more than 2,000 stockholders from engaging in certain business combinations, including a merger, sale of substantial assets, loan or substantial issuance of stock, with an interested stockholder, or an interested stockholder's affiliates and associates, for a three-year period beginning on the date the interested stockholder acquires 15% or more of the outstanding voting stock of the corporation. The restrictions on business combinations do not apply if (1) the board of directors gives prior approval to the transaction in which the 15% ownership level is exceeded, (2) the interested stockholder acquires at one time at least 85% of the corporation's stock (excluding those shares owned by persons who are directors and also officers as well as employee stock plans in which employees do not have a confidential right to vote), or (3) the business combination is approved by the board of directors and authorized at a meeting of stockholders by the holders of at least two-thirds of the outstanding voting stock, excluding shares owned by the interested stockholder. Although a Delaware corporation may elect, pursuant to its certificate or bylaws, not to be governed by this provision, the HealthWise Certificate and HealthWise Bylaws contain no such election or other limitation on the applicability of this provision.

  Although the MBCA contains a provision which restricts certain business combination transactions with an interested stockholder for four years after such shareholder has acquired 10% of the voting power of a publicly traded corporation having 50 or more stockholders, United has elected, pursuant to its Bylaws, not to be subject to the business combination rules of the MBCA. Instead, the United Articles set forth certain other business combination requirements. Under the United Articles, if a business combination (including a merger, disposition of substantial assets, issuance of securities and other similar transactions) occurs with a person, who together with its affiliates, owns 20% or more of the outstanding capital stock of United (a "Related Person"), then the combination must be approved by two-thirds of the outstanding capital stock entitled to vote for directors. However, the combination may occur without such a vote if, among other exceptions, (1) those directors who were directors of United before the acquiring party became a Related Person approve the combination by a two-thirds vote, or those directors approved the combination before the party became a Related Person, or (2) if the business combination is a merger or consolidation, the board of directors determines that the cash or fair market value of all consideration to be received by shareholders is at least equal to the highest per share price paid by the Related Person in acquiring any of United's stock.

OTHER ANTI-TAKEOVER PROVISIONS

  The DGCL does not contain a control share acquisition statute which restricts the voting rights of a person who acquires a controlling interest in the corporation to those voting rights which are conferred by the stockholders at a meeting. Although the MBCA contains a control share acquisition statute, the United Articles make this statute inapplicable to United.

  The MBCA provides that during any tender offer, a publicly held corporation may not enter into or amend an agreement (whether or not subject to contingencies) that increases the current or future compensation of any officer or director. Delaware law has no equivalent provision. In addition, under the MBCA, a publicly held corporation is prohibited from purchasing any voting shares owned for less than two years from a 5% shareholder for more than the market value unless the transaction has been approved by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote or unless the corporation makes a comparable offer to all holders of shares of the class or series of stock held by the 5% shareholder and to all holders of any class or series into which such securities may be converted. Delaware law has no equivalent provision.

  It should be noted that in addition to the anti-takeover measures discussed above, the provisions in (1) the United Bylaws providing for a staggered board of directors and requiring advance notice of director nominations (discussed above under "Board of Directors"), and the lack of a provision entitling holders of United Common Stock to cumulate their votes in the election of directors, (2) the United Articles providing that the affirmative vote of the holders of two-thirds of the outstanding United Common Stock is required in order to amend provisions of the United Articles concerning the election and removal of directors, and that the affirmative vote of the holders of two-thirds of the outstanding shares of capital stock entitled to vote generally in the election of directors is required in order to amend provisions concerning certain mergers, consolidations and other business combinations and reorganizations (discussed above under "Amendments to Certificate or Articles" and "Mergers and Consolidations"), (3) the United Bylaws limiting the right of shareholders to call a special meeting of shareholders to consider a business combination or any action to change or otherwise affect the composition of the Board of Directors by requiring the request of holders of at least 25% of the outstanding shares (discussed above under "Stockholder Meetings"), and (4) the authority of the Board of Directors to issue, without shareholder approval, shares of preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of United Common Stock may make it more difficult to effect a change in control of United and may discourage or deter a third party from attempting a takeover. See "DESCRIPTION OF UNITED CAPITAL STOCK--Special Voting Provisions."

                      DESCRIPTION OF UNITED CAPITAL STOCK

UNITED COMMON STOCK

  United is authorized by the United Articles to issue 500,000,000 shares of Common Stock, par value $.01 per share, of which 175,434,343 shares were issued and outstanding as of February 1, 1996 and which were held of record by 2,557 shareholders. Holders of shares of United Common Stock are entitled to one vote per share on all matters to be voted on by shareholders. United shareholders are not entitled to cumulate their votes in the election of directors. The holders of United Common Stock are entitled to receive such dividends, if any, as may be declared by the Board of Directors in its discretion out of funds legally available therefor. Subject to the rights of any preferred stock outstanding, upon liquidation or dissolution of United, the holders of United Common Stock are entitled to receive on a pro-rata basis all assets remaining for distribution to shareholders. Shares of United Common Stock do not have preemptive or other subscription or conversion rights (or redemption or sinking fund provisions). All of the outstanding shares of United Common Stock and Preferred Stock are, and shares of United Common Stock to be issued as described in this Proxy Statement/Prospectus will be, fully paid and nonassessable.

UNITED PREFERRED STOCK

  United's Board of Directors is authorized to issue preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, conversion rights, redemption rights and terms, including sinking fund provisions and certain other rights and preferences, of the preferred stock. The Board of Directors of United can, without shareholder approval, issue shares of such preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of United Common Stock and may have the effect of delaying, deferring or preventing a change in control of United.

  United is authorized by the United Articles to issue 10,000,000 shares of Preferred Stock, par value $.001 per share, 500,000 of which were issued and outstanding as of February 1, 1996. The 500,000 shares of United preferred stock outstanding, as set forth in a Certificate of Designations, are 5.75% Series A Convertible Preferred Stock, par value $.001 (the "Convertible Preferred Stock"). Holders of Convertible Preferred Stock are entitled to a liquidating distribution of $1,000 per share (the "Liquidation Preference"), plus any accrued dividends, and rank senior to United Common Stock with respect to rights to receive dividends and rights to receive distributions upon the liquidation or dissolution of United. Dividends are cumulative and payable quarterly at an annual rate of 5.75% of the Liquidation Preference. Holders of Convertible Preferred Stock are not entitled to any other dividends. The holders of Convertible Preferred Stock have the right to convert each of their shares into a number of shares of United Common Stock equal to the Liquidation Preference divided by a Conversion Price. The Conversion Price is $49.48, but is subject to adjustment as set forth in the Certificate of Designations. On or after October 1, 1998, United may redeem the Convertible Preferred Stock in whole or in part at a redemption price per share between 100.575% and 104.025% of the Liquidation Preference, depending on the date of redemption. On October 1, 2005, United must redeem the Convertible Preferred Stock then outstanding at a price per share equal to the Liquidation Preference. For as long as United is in arrears on six quarterly dividends or has failed to pay any optional or mandatory redemption amount, the number of directors of United will be increased by two, and the holders of the Convertible Preferred Stock will be entitled to elect the additional directors. The approval of 66 2/3% of the holders of the outstanding shares of Convertible Preferred Stock is required before United may (1) create capital stock with rights to receive dividends or a liquidation preference senior to the Convertible Preferred Stock; (2) change any provision of the United Articles or any Certificate of Designations with the effect of changing the number of authorized shares of Convertible Preferred Stock, changing the par value thereof or adversely affecting the rights and privileges of the holders of Convertible Preferred Stock. The holders of Convertible Preferred Stock otherwise have no voting rights. Holders of the Convertible Preferred Stock are not entitled to any preemptive rights to acquire shares of United capital stock. United may only repurchase, redeem or retire United Common Stock if full cumulative dividends on the Convertible Preferred Stock have been paid, or declared and set apart for payment.

SPECIAL VOTING RIGHTS

  The Board of Directors of United is divided into three classes as nearly equal in number as possible, with each class serving for a three-year term. One of the three classes of the Board of Directors is elected each year. The United Articles and United Bylaws require the affirmative vote of not less than two-thirds of the outstanding shares of United Common Stock or the affirmative vote of two-thirds of the directors in office at the time such vote is taken in order to remove a director from office.

  The United Articles require the affirmative vote of two-thirds of the outstanding shares of voting capital stock to approve certain transactions with a person holding 20% or more of the United Common Stock, including any merger, consolidation, sale, transfer or other disposition of a substantial portion of United's assets, issuances of securities or certain reclassifications of securities or recapitalizations, unless such transaction or such person's acquisition of 20% or more of the United Common Stock is approved in advance by two-thirds of the members of the Board of Directors who were directors prior to the potential acquirer's obtaining 20% or more of the shares of United Common Stock, or unless certain fair price considerations are met.

  United's authorized but unissued United Common Stock and preferred stock might also be issued in such a fashion as would prevent or deter a change in control. The effect of these provisions could be to delay or prevent attempts by other corporations or groups to acquire control of United without negotiation with management.

TRANSFER AGENT AND REGISTRAR

  United's transfer agent and registrar is Norwest Bank Minnesota, N.A., Minneapolis, Minnesota.

                                 LEGAL MATTERS

  The validity of the United Common Stock to be issued in connection with the Merger will be passed upon by Kevin H. Roche, General Counsel of United.

                                    EXPERTS

  The consolidated balance sheets as of December 31, 1994 and 1993, and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994, of United incorporated by reference in this Proxy Statement/Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, which is incorporated herein by reference in reliance upon the authority of said firm as experts in giving said report.

  With respect to the unaudited interim financial information of United for the quarters ended March 31, June 30 and September 30, 1995 and 1994 incorporated by reference in this Proxy Statement/Prospectus, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of that information. However, their separate reports thereon state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because these reports are not "reports" or "parts" of the Proxy Statement/Prospectus prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

  The consolidated financial statements and the related financial statement schedule incorporated in this Proxy Statement/Prospectus by reference from HealthWise's Annual Report on Form 10-K for the year ended December 31, 1994 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                 OTHER MATTERS

  The management of HealthWise is not aware of any other business that may come before the Special Meeting. However, if additional matters properly come before the Special Meeting, proxies will be voted at the discretion of the proxy holders.

                             STOCKHOLDER PROPOSALS

  If the Merger is not effected and HealthWise holds an Annual Meeting of Stockholders in 1996, Stockholders who intend to present proposals at the 1996 Annual Meeting of Stockholders must submit their proposals to the Secretary of HealthWise on or before May 1, 1996.

         UNAUDITED PRO FORMA CONDENSED COMBINING FINANCIAL INFORMATION

  The following unaudited pro forma condensed combining financial information (the "Pro Forma Information") presents the estimated effects of (1) the Merger between United and HealthWise as a pooling of interests for accounting and financial reporting purposes and (2) United's October 2, 1995 acquisition of MetraHealth, which was accounted for using the purchase method of accounting. The Pro Forma Information assumes that (1) the Merger had been effective September 30, 1995 for the Unaudited Pro Forma Condensed Combining Balance Sheet and as of the beginning of each of the respective periods presented in the Unaudited Pro Forma Condensed Combining Statement of Operations and (2) the purchase of MetraHealth had been effective on September 30, 1995 for the Unaudited Pro Forma Condensed Combining Balance Sheet and at the beginning of the year ended December 31, 1994 for the Unaudited Pro Forma Condensed Combining Statement of Operations for that year.

  The Pro Forma Information is derived from, and should be read in conjunction with the historical consolidated financial statements of United and HealthWise, including the respective notes thereto, and United's unaudited pro forma condensed combining financial statements giving effect to the MetraHealth Acquisition included in United's Current Report on Form 8-K/A dated October 2, 1995, all of which are incorporated by reference into this Proxy Statement/Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." The Pro Forma Information is presented for informational purposes only and is not necessarily indicative of the results of the future operations of the combined entity or the actual results that would have been achieved had the Merger and the acquisition of MetraHealth been consummated on the dates indicated above.

                                     INDEX

                                                                            PAGE
                                                                            ----
Unaudited Pro Forma Condensed Combining Balance Sheet:
  As of September 30, 1995................................................. F-2
Unaudited Pro Forma Condensed Combining Statements of Operations:
  Nine Month Period Ended September 30, 1995............................... F-3
  Year Ended December 31, 1994............................................. F-4
  Year Ended December 31, 1993............................................. F-5
  Year Ended December 31, 1992............................................. F-6
Notes to Unaudited Pro Forma Condensed Combining Financial Information..... F-7

                         UNITED HEALTHCARE CORPORATION

             UNAUDITED PRO FORMA CONDENSED COMBINING BALANCE SHEET
                            AS OF SEPTEMBER 30, 1995
                                 (IN MILLIONS)

                                                                                                  PRO FORMA
                                                                                        PRO FORMA UNITED AND
                                                                 HEALTHWISE             COMBINED    METRA    HEALTHWISE
                                                        UNITED   HISTORICAL  PRO FORMA   POOLED    COMBINED  HISTORICAL
                                                      HISTORICAL    (A)     ADJUSTMENTS COMPANIES    (1)        (A)
                                                      ---------- ---------- ----------- --------- ---------- ----------
ASSETS
Current Assets:
 Cash and cash equivalents.......                       1,308        15                   1,323       599        15
 Short-term investments..........                         276        31                     307       881        31
 Accounts receivable, net........                         253         5                     258       535         5
 Other...........................                          57         6                      63       158         6
                                                        -----       ---                   -----     -----       ---
  Total current assets...........                       1,894        57                   1,951     2,173        57
                                                        -----       ---                   -----     -----       ---
Long-term investments............                       1,002         4                   1,006     1,649         4
Property and equipment, net......                         198         4                     202       272         4
Intangible assets and other, net.                         803        18                     821     2,152        18
                                                        -----       ---                   -----     -----       ---
  Total assets...................                       3,897        83                   3,980     6,246        83
                                                        =====       ===                   =====     =====       ===
LIABILITIES AND SHAREHOLDERS'
 EQUITY
Current liabilities
 Medical costs payable...........                         501        26                     527     1,090        26
 Other policy benefits...........                                                                     479
 Accounts payable, accrued
  expenses and other liabilities.                         140         4                     144       617         4
 Due to affiliates...............                                                                     186
 Unearned premiums...............                          95         3                      98       204         3
                                                        -----       ---                   -----     -----       ---
  Total current liabilities......                         736        33                     769     2,576        33
 Long-term obligations...........                          26        14                      40        35        14
 Minority interests..............                           7         4                      11         7         4
 5.75% Convertible Preferred
  Stock..........................                                                                     500
Commitments and contingencies
Shareholders' Equity/Net Assets
 Common stock....................                           2         1          (1)(B)       2         2         1
 Additional paid-in capital......                         780         9           1 (B)     790       780         9
 Retained earnings...............                       2,353        22                   2,375     2,353        22
 Net unrealized investment
  losses.........................                          (7)                               (7)       (7)
                                                        -----       ---         ---       -----     -----       ---
  Total shareholders' equity/net
   assets........................                       3,128        32                   3,160     3,128        32
                                                        -----       ---         ---       -----     -----       ---
  Total liabilities and
   shareholders' equity/net
   assets........................                       3,897        83           0       3,980     6,246        83
  --------------------------------------------------
                                                        =====       ===         ===       =====     =====       ===
                                                                  PRO FORMA
                                                                  COMBINED
                                                                   POOLED
                                                       PRO FORMA  COMPANIES
                                                      ADJUSTMENTS    (E)
                                                      ----------- ---------
ASSETS
Current Assets:
 Cash and cash equivalents.......                                     614
 Short-term investments..........                                     912
 Accounts receivable, net........                                     540
 Other...........................                                     164
                                                                  ---------
  Total current assets...........                                   2,230
                                                                  ---------
Long-term investments............                                   1,653
Property and equipment, net......                                     276
Intangible assets and other, net.                                   2,170
                                                                  ---------
  Total assets...................                                   6,329
                                                                  =========
LIABILITIES AND SHAREHOLDERS'
 EQUITY
Current liabilities
 Medical costs payable...........                                   1,116
 Other policy benefits...........                                     479
 Accounts payable, accrued
  expenses and other liabilities.                                     621
 Due to affiliates...............                                     186
 Unearned premiums...............                                     207
                                                                  ---------
  Total current liabilities......                                   2,609
 Long-term obligations...........                                      49
 Minority interests..............                                      11
 5.75% Convertible Preferred
  Stock..........................                                     500
Commitments and contingencies
Shareholders' Equity/Net Assets
 Common stock....................                          (1)(B)       2
 Additional paid-in capital......                           1 (B)     790
 Retained earnings...............                                   2,375
 Net unrealized investment
  losses.........................                                      (7)
                                                      ----------- ---------
  Total shareholders' equity/net
   assets........................                                   3,160
                                                      ----------- ---------
  Total liabilities and
   shareholders' equity/net
   assets........................                           0       6,329
  --------------------------------------------------
                                                      =========== =========

--------
See Notes to Unaudited Pro Forma Condensed Combining Financial Statements
(1) Information taken from United's Current Report on Form 8-K/A dated October 2, 1995

                         UNITED HEALTHCARE CORPORATION

        UNAUDITED PRO FORMA CONDENSED COMBINING STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995
                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                                    PRO FORMA
                                                                             PRO FORMA      PRO FORMA               COMBINED
                                                                 HEALTHWISE  COMBINED      UNITED AND   HEALTHWISE   POOLED
                                                      UNITED     HISTORICAL   POOLED          METRA     HISTORICAL  COMPANIES
                                                    HISTORICAL      (A)      COMPANIES     COMBINED(1)     (A)         (E)
                                                    -----------  ---------- -----------    -----------  ---------- -----------
Revenues:
  Premium......................................           3,153     152           3,305          5,255     152           5,407
  Management services and fees.................             210       1             211          1,114       1           1,115
  Investment income and other..................             114       3             117            133       3             136
                                                    -----------     ---     -----------    -----------     ---     -----------
    Total revenues.............................           3,477     156           3,633          6,502     156           6,658
Operating expenses:
  Medical costs................................           2,480     119           2,599          4,219     119           4,338
  Selling, general and administrative costs....             500      23             523          1,655      23           1,678
  Depreciation and amortization................              59       1              60            107       1             108
                                                    -----------     ---     -----------    -----------     ---     -----------
    Total operating expenses...................           3,039     143           3,182          5,981     143           6,124
Earnings from operations.......................             438      13             451            521      13             534
Interest expense...............................              (1)     (1)             (2)            (1)     (1)             (2)
                                                    -----------     ---     -----------    -----------     ---     -----------
    Earnings before income taxes and minority
     interests.................................             437      12             449            520      12             532
Provision for income taxes.....................            (162)     (4)           (166)          (203)     (4)           (207)
Minority interests.............................              (2)     (2)             (4)            (2)     (2)             (4)
                                                    -----------     ---     -----------    -----------     ---     -----------
Net earnings...................................             273       6             279(D)         315       6             321(D)
Preferred dividends............................                                                    (22)                    (22)
                                                    -----------     ---     -----------    -----------     ---     -----------
Net earnings applicable to common shareholders.             273       6             279            293       6             299
                                                    ===========     ===     ===========    ===========     ===     ===========
Net earnings per common share..................     $      1.55             $      1.54(C) $      1.66             $      1.65(C)
                                                    ===========             ===========    ===========             ===========
Weighted average common shares outstanding.....     176,615,000             180,955,000(C) 176,615,000             180,955,000(C)
--------------------------------------------------
                                                    ===========             ===========    ===========             ===========

--------
See Notes to Unaudited Pro Forma Condensed Combining Financial Statements
(1) Information taken from United's Current Report on Form 8-K/A dated October 2, 1995

                         UNITED HEALTHCARE CORPORATION

        UNAUDITED PRO FORMA CONDENSED COMBINING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994
                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                            PRO FORMA               PRO FORMA
                                                                             PRO FORMA     UNITED AND               COMBINED
                                                                 HEALTHWISE  COMBINED         METRA     HEALTHWISE   POOLED
                                                      UNITED     HISTORICAL   POOLED        COMBINED    HISTORICAL  COMPANIES
                                                    HISTORICAL      (A)      COMPANIES         (1)         (A)         (E)
                                                    -----------  ---------- -----------    -----------  ---------- -----------
Revenues:
  Premium......................................           3,376     161           3,537          6,406     161           6,567
  Management services and fees.................             275       2             277          1,479       2           1,481
  Investment income and other..................             118       2             120             99       2             101
                                                    -----------     ---     -----------    -----------     ---     -----------
    Total revenues.............................           3,769     165           3,934          7,984     165           8,149
Operating Expenses:
  Medical costs................................           2,643     124           2,767          5,049     124           5,173
  Selling, general and administrative costs....             556      23             579          2,213      23           2,236
  Depreciation and amortization................              64       1              65            114       1             115
                                                    -----------     ---     -----------    -----------     ---     -----------
    Total operating expenses...................           3,263     148           3,411          7,376     148           7,524
Earnings from operations.......................             506      17             523            608      17             625
Interest expense...............................              (2)     (1)             (3)            (2)     (1)             (3)
Merger costs...................................             (36)                    (36)           (36)                    (36)
                                                    -----------     ---     -----------    -----------     ---     -----------
    Earnings before income taxes and minority
     interests.................................             468      16             484            570      16             586
Provision for income taxes.....................            (178)     (4)           (182)          (231)     (4)           (235)
Minority interests.............................              (2)     (5)             (7)            (2)     (5)             (7)
                                                    -----------     ---     -----------    -----------     ---     -----------
Net earnings before extraordinary gain.........             288       7             295(D)         337       7             344(D)
Preferred dividends............................                                                    (29)                    (29)
                                                    -----------     ---     -----------    -----------     ---     -----------
Net earnings before extraordinary gain
 applicable to common shareholders.............             288       7             295            308       7             315
                                                    ===========     ===     ===========    ===========     ===     ===========
Net earnings before extraordinary gain per
 common share..................................           $1.64                   $1.64(C)       $1.76                   $1.76(C)
                                                    ===========             ===========    ===========             ===========
Weighted average common shares outstanding.....     175,209,000             179,342,000(C) 175,209,000             179,342,000(C)
--------------------------------------------------
                                                    ===========             ===========    ===========             ===========

--------
See Notes to Unaudited Pro Forma Condensed Combining Financial Statements
(1) Information taken from United's Current Report on Form 8-K/A dated October 2, 1995

                         UNITED HEALTHCARE CORPORATION

        UNAUDITED PRO FORMA CONDENSED COMBINING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1993
                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                                                  PRO FORMA
                                                      HEALTHWISE  COMBINED
                                           UNITED     HISTORICAL   POOLED
                                         HISTORICAL      (A)      COMPANIES
                                         -----------  ---------- -----------
Revenues:
  Premium...............................       2,782     119           2,901
  Management services and fees..........         270       1             271
  Investment income and other...........          63       2              65
                                         -----------     ---     -----------
    Total revenues......................       3,115     122           3,237
Operating expenses:
  Medical costs.........................       2,237      91           2,326
  Selling, general and administrative
   costs................................         492      16             508
  Depreciation and amortization.........          50                      50
                                         -----------     ---     -----------
    Total operating expenses............       2,779     107           2,886
Earnings from operations................         336      15             351
Interest expense........................          (3)                     (3)
Merger costs............................         (15)                    (15)
Gain on sale of subsidiary..............          15                      15
                                         -----------     ---     -----------
    Earnings before income taxes and
     minority interests.................         333      15             348
Provision for income taxes..............        (119)     (3)           (122)
Minority interests......................          (2)     (6)             (8)
                                         -----------     ---     -----------
Net earnings............................         212       6             218(D)
                                         ===========     ===     ===========
Net earnings before extraordinary gain
 per common share....................... $      1.23             $      1.24(C)
                                         ===========             ===========
Weighted average common shares
 outstanding............................ 171,739,000             175,485,000(C)
                                         ===========             ===========


   See Notes to Unaudited Pro Forma Condensed Combining Financial Statements.

                         UNITED HEALTHCARE CORPORATION

        UNAUDITED PRO FORMA CONDENSED COMBINING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1992
                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                                                 PRO FORMA
                                                     HEALTHWISE   COMBINED
                                          UNITED     HISTORICAL    POOLED
                                        HISTORICAL      (A)      COMPANIES
                                       ------------  ---------- ------------
Revenues:
  Premium.............................        1,944      64            2,008
  Management services and fees........          208                      208
  Investment income and other.........           49       1               50
                                       ------------     ---     ------------
    Total revenues....................        2,201      65            2,266
Operating expenses:
  Medical costs.......................        1,578      49            1,627
  Selling, general and administrative
   costs..............................          381       6              387
  Depreciation and amortization.......           34                       34
                                       ------------     ---     ------------
    Total operating expenses..........        1,993      55            2,048
Earnings from operations..............          208      10              218
Interest expense......................           (3)      0               (3)
                                       ------------     ---     ------------
    Earnings before income taxes and
     minority interests...............          205      10              215
Provision for income taxes............          (72)     (2)             (74)
Minority interests....................           (2)     (5)              (7)
                                       ------------     ---     ------------
Net earnings..........................          131       3              134(D)
                                       ============     ===     ============
Net earnings per common share......... $       0.79             $       0.79(C)
                                       ============             ============
Weighted average common shares
 outstanding..........................  166,091,000              169,804,000(C)
                                       ============             ============



   See Notes to Unaudited Pro Forma Condensed Combining Financial Statements

    NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINING FINANCIAL INFORMATION

A. Certain amounts in the HealthWise historical financial information have been reclassified to conform with United's financial presentation.

B. This adjustment reflects the effect on the common shareholders' equity of the combined United and HealthWise companies resulting from pooling of interests accounting, net of the elimination of HealthWise shareholders' equity upon consolidation.

C. The combined pro forma net earnings per common share is computed by dividing pro forma net earnings by the weighted average number of common shares and common share equivalents (where dilutive) of the combined companies.

D. Does not include one-time estimated United and HealthWise non-operating costs associated with the Merger of approximately $13 million. These non-operating costs, which will be expensed in the period in which the Merger is consummated, include legal, accounting and financial advisor fees, printing and mailing charges, and SEC filing and stock exchange fees. United also expects to incur substantial non-operating expenses in addition to these transaction costs. The additional non-operating expenses may include charges with respect to the elimination of duplicate functions and facilities, severance costs relating to terminating certain employees and the write-off of certain assets. Such additional non-operating costs will be expensed in the period in which the Merger is consummated.

E. United has signed definitive agreements to acquire in separate transactions PHP, Inc. and Louisiana Independent Physicians Association, Inc. These transactions are expected to close in the first quarter of 1996 and have been excluded from the "UNAUDITED PRO FORMA CONDENSED COMBINING FINANCIAL INFORMATION" as their effects are not significant.

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                         UNITED HEALTHCARE CORPORATION,

                          UHC BLACK ACQUISITION, INC.

                                      AND

                          HEALTHWISE OF AMERICA, INC.

                            DATED: FEBRUARY 1, 1996

                                     INDEX

 Article I    THE MERGER...................................................    1
 Section 1.1  The Merger...................................................    1
 Section 1.2  Certificate of Merger; Effective Time........................    2
 Section 1.3  Effect of Merger.............................................    2
 Section 1.4  Closing......................................................    2
 Section 1.5  Certificate of Incorporation; By-laws........................    2
 Section 1.6  Directors and Officers.......................................    2
 Article II   CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES...........    2
 Section 2.1  Conversion of Securities.....................................    2
 Section 2.2  Rights of Holders of Company Common Stock....................    3
 Section 2.3  Adjustments to Exchange Ratio................................    3
 Section 2.4  Exchange of Certificates.....................................    3
 Section 2.5  Stock Options................................................    6
 Section 2.6  Warrants.....................................................    7
 Section 2.7  Notices to Option and Warrant Holders........................    8
 Article III  REPRESENTATIONS AND WARRANTIES OF THE COMPANY................    9
 Section 3.1  Corporate Existence and Power................................    9
 Section 3.2  Subsidiaries.................................................    9
 Section 3.3  Corporate Authorization......................................   10
 Section 3.4  Governmental Authorization...................................   10
 Section 3.5  Non-Contravention............................................   10
 Section 3.6  Capitalization...............................................   11
 Section 3.7  SEC Documents................................................   12
 Section 3.8  Absence of Certain Changes or Events.........................   12
 Section 3.9  Litigation...................................................   13
 Section 3.10 Taxes........................................................   14
 Section 3.11 No Excess Parachute Payments.................................   14
 Section 3.12 Labor Matters................................................   15
 Section 3.13 Employee Benefit Plans.......................................   15
 Section 3.14 Compliance with Laws.........................................   16
 Section 3.15 Brokers......................................................   16
 Section 3.16 Opinion of Financial Advisor.................................   16
 Section 3.17 Accounting Matters...........................................   17
 Section 3.18 Tax Matters..................................................   17
 Section 3.19 Certain Business Matters.....................................   17
 Section 3.20 Certain Contract Matters.....................................   17
 Section 3.21 Disclosure...................................................   18
 Article IV   REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB.............   18
 Section 4.1  Corporate Existence and Power................................   18
 Section 4.2  Corporate Authorization......................................   19
 Section 4.3  Governmental Authorization...................................   19
 Section 4.4  Non-Contravention............................................   19
 Section 4.5  Capitalization...............................................   20
 Section 4.6  SEC Documents................................................   20
 Section 4.7  Absence of Certain Changes or Events.........................   21
 Section 4.8  Brokers......................................................   21
 Section 4.9  Accounting Matters...........................................   21
 Section 4.10 Tax Matters..................................................   21
 Section 4.11 Disclosure...................................................   22

 Article V    COVENANTS RELATING TO CONDUCT OF BUSINESS...................   22
 Section 5.1  Conduct of Business by the Company..........................   22
 Section 5.2  Conduct of Business by Parent...............................   24
 Section 5.3  No Solicitation of Transactions.............................   25
 Article VI   ADDITIONAL AGREEMENTS.......................................   26
              Preparation of Form S-4 and the Proxy Statement;
 Section 6.1  Stockholders' Meeting.......................................   26
 Section 6.2  Information Supplied by the Company.........................   27
 Section 6.3  Information Supplied by Parent..............................   27
 Section 6.4  Letters of the Company's Accountants........................   28
 Section 6.5  Letters of Parent's Accountants.............................   28
 Section 6.6  Access to Information.......................................   28
 Section 6.7  Confidentiality.............................................   28
 Section 6.8  Public Announcements........................................   28
 Section 6.9  Appropriate Action; Consents; Filings.......................   29
 Section 6.10 Directors' and Officers' Indemnification and Insurance......   30
 Section 6.11 Obligations of Sub..........................................   31
 Section 6.12 Pooling Affiliates..........................................   31
 Section 6.13 NYSE Listing................................................   32
 Section 6.14 Employee Benefits...........................................   32
 Section 6.15 Company Put Conversion......................................   33
 Section 6.16 Minority Interests..........................................   33
 Section 6.17 Surgical Care Affiliates, Inc...............................   34
 Section 6.18 Preparation of Tax Returns..................................   34
 Article VII  CONDITIONS TO THE MERGER....................................   34
 Section 7.1  Conditions of Each Party's Obligation to Effect the Merger..   34
 Section 7.2  Conditions of Obligations of Parent and Sub.................   35
 Section 7.3  Conditions of Obligation of the Company.....................   36
 Article VIII TERMINATION, AMENDMENT AND WAIVER...........................   37
 Section 8.1  Termination.................................................   37
 Section 8.2  Effect of Termination.......................................   39
 Section 8.3  Remedies and Dispute Resolution.............................   39
 Article IX   GENERAL PROVISIONS..........................................   39
 Section 9.1  Nonsurvival of Representations and Warranties...............   39
 Section 9.2  Notices.....................................................   40
 Section 9.3  Definitions.................................................   40
 Section 9.4  Amendment...................................................   42
 Section 9.5  Waiver......................................................   42
 Section 9.6  Entire Agreement............................................   42
 Section 9.7  Severability................................................   42
 Section 9.8  Successors and Assigns......................................   43
 Section 9.9  Parties in Interest.........................................   43
 Section 9.10 Governing Law...............................................   43
 Section 9.11 Counterparts; Effectiveness.................................   43

                         AGREEMENT AND PLAN OF MERGER

  Agreement and Plan of Merger, dated February 1, 1996, ("Agreement Date") by and among United Healthcare Corporation, a Minnesota corporation ("Parent"), UHC Black Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Sub"), and Healthwise of America, Inc., a Delaware corporation (the "Company").

  Whereas, the respective boards of directors of the Company, Parent and Sub have determined that it is in the best interests of Company, Parent and Sub and their respective shareholders or stockholders, as appropriate, to consummate the merger of Sub and the Company (the "Merger") upon the terms and subject to the conditions of this Agreement;

  Whereas, as a result of the Merger, all of the outstanding common stock, $.25 par value, of the Company ("Company Common Stock"), will be converted into the right to receive common stock, $.01 par value, of Parent ("Parent Common Stock");

  Whereas, Parent, Sub, and the Company desire to make certain representations, warranties, covenants, and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

  Whereas, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"); and

  Whereas, for accounting purposes, it is intended that the Merger shall be accounted for as a "pooling of interests."

  Now, Therefore, in consideration of the representations, warranties, covenants, and agreements, the parties agree as follows:

                                   ARTICLE I

                                  The Merger

  Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Sub shall be merged with and into the Company in accordance with the General Corporation Law of the State of Delaware ("Delaware Law"), whereupon the separate existence of Sub shall cease, and the Company shall continue as the surviving corporation (the "Surviving Corporation").

  Section 1.2 Certificate of Merger; Effective Time. As soon as practicable after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger set forth in Article VII, the parties shall cause the Merger to be consummated by filing a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware and make all other filings or recordings required by Delaware Law in connection with the Merger and the transactions contemplated by this Agreement. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties in writing and specified in the Certificate of Merger (the "Effective Time").

  Section 1.3 Effect of Merger. From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers, and franchises and be subject to all of the restrictions, disabilities, and duties of the Company and Sub, all as provided under Delaware Law.

  Section 1.4 Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date to be specified by the parties, which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VII (the "Closing Date"), at a time and place and by a method as mutually agreed to by the parties.

  Section 1.5 Certificate of Incorporation; By-laws. At the Effective Time, the certificate of incorporation and by-laws of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation and by-laws of the Surviving Corporation.

  Section 1.6 Directors and Officers. The directors and officers of Sub immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation.

                                  ARTICLE II

              Conversion of Securities; Exchange of Certificates

  Section 2.1 Conversion of Securities. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Sub:

    (a) each share of Company Common Stock (all issued and outstanding shares of Company Common Stock being hereinafter collectively referred to as the "Shares") issued and outstanding immediately prior to the Effective Time (other than any Shares to be canceled pursuant to Section 2.1(b)) shall be converted, subject to Section 2.4(e), into the right to receive 0.6475 shares (the "Exchange Ratio") of Parent Common Stock (such shares of Parent Common Stock being hereinafter referred to as the "Merger Consideration").

    (b) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time and owned by Parent, Sub or the Company or any direct or indirect subsidiary of Parent, Sub or the Company shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto; and

    (c) each share of common stock, $.01 par value per share, of Sub ("Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of Common Stock of the Surviving Corporation.

  Section 2.2 Rights of Holders of Company Common Stock. On and after the Effective Time and until surrendered for exchange, each outstanding stock certificate which immediately prior to the Effective Time represented shares of Company Common Stock shall be deemed for all purposes, except as provided in Section 2.4(e), to evidence ownership of and to represent the right to receive the number of whole shares of Parent Common Stock into which such shares of Company Common Stock shall have been converted. The record holder of such outstanding certificate shall, after the Effective Time, be entitled to vote the shares of Parent Common Stock into which such shares of Company Common Stock shall have been converted on any matters on which the holders of record of Parent Common Stock, as of any date subsequent to the Effective Time, shall be entitled to vote. In any matters relating to such certificates, Parent may rely conclusively upon the record of stockholders maintained by the Company containing the names and addresses of the holders of record of Company Common Stock at the Effective Time.

  Section 2.3 Adjustments to Exchange Ratio. The Exchange Ratio set forth in
Section 2.1 shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock or Parent Common Stock), reorganization, recapitalization or other like change with respect to Company Common Stock or Parent Common Stock occurring after the Agreement Date and prior to the Effective Time.

  Section 2.4 Exchange of Certificates.

  (a) Exchange Agent. As of the Effective Time, Parent shall deposit with Norwest Bank Minnesota, National Association or such other bank or trust company as may be designated by Parent and as is reasonably acceptable to the Company (the "Exchange Agent") certificates representing the shares of Parent Common Stock issuable pursuant to Section 2.1 (such shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund"). The Exchange Agent shall hold the

Exchange Fund for the benefit of holders of Shares. The Exchange Agent shall distribute the Exchange Fund pursuant to Section 2.1 in exchange for outstanding Shares. Except as contemplated by Section 2.4(f), the Exchange Fund shall not be used for any other purpose. Parent shall make available to the Exchange Agent from time to time as needed, cash sufficient to pay cash in lieu of fractional shares pursuant to Section 2.4(e).

  (b) Exchange Procedures. As promptly as practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the "Certificates") whose Shares were converted into the right to receive shares of Parent Common Stock pursuant to
Section 2.1(a) a letter of transmittal in customary form. The letter of transmittal shall specify that delivery of Certificates shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent. The Exchange Agent shall accompany the letter of transmittal with instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as the Exchange Agent may reasonably require, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock (rounded down to the nearest whole share) which such holder has the right to receive pursuant to the provisions of this Article II (after taking into account all the Shares then held by such holder under all such Certificates so surrendered), cash in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.4(e), and any dividends or other distributions to which such holder is entitled pursuant to section 2.4(c). The Exchange Agent shall forthwith cancel the Certificates so surrendered. If there is a transfer of Share ownership which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock may be issued to a person other than the person in whose name the Certificate so surrendered is registered, if, upon presentation to the Exchange Agent, such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the issuance of shares of Parent Common Stock to a person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such tax has been paid or is not applicable. Except as provided in Section 2.2, until surrendered as contemplated by this
Section 2.4(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Certificate representing shares of Parent Common Stock, cash in lieu of any fractional shares of Parent Common Stock as contemplated by this Section 2.4, and any dividends or other distributions to which such holder is entitled pursuant to Section 2.4(c). No interest will be paid or will accrue on any cash payable pursuant to Sections 2.4(c) or 2.4(e).

  (c) Distributions with Respect to Unexchanged Shares. Parent will pay no dividends and make no other distributions with respect to Parent Common Stock with a record date after the Effective Time to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and Parent will make no cash payment in lieu of fractional shares to any such holder pursuant to Section 2.4(e) until the holder of record of such Certificate surrenders such Certificate. Following surrender of any such Certificate, the Exchange Agent, on behalf of the Parent, shall pay to the record holder of the Certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.4(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

  (d) No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued upon the surrender for exchange of Shares in accordance with the terms hereof (including any cash paid pursuant to Section 2.4(c) or 2.4(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares.

  (e) No Fractional Shares.

    (i) No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of Parent.

    (ii) Notwithstanding any other provision of this Agreement, each holder of Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the closing price of Parent Common Stock on the Closing Date.

  (f) Termination of Exchange Fund. The Exchange Agent shall deliver any portion of the Exchange Fund that remains undistributed to the holders of the Certificates for two years after the Effective Time to Parent, upon demand. Any holders of the Certificates who have not theretofore complied with this
Article II shall thereafter look only to Parent for payment of their claim for Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock, and any dividends or distributions with respect to Parent Common Stock.

  (g) No Liability. None of Parent, Sub, the Company or the Exchange Agent shall be liable to any person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash in the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat, or similar law.

  (h) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund in deposit accounts, as directed by Parent, on a daily basis. The Exchange Agent shall pay any interest and other income resulting from such investments to Parent.

  (i) Lost Certificates. If any Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen, or destroyed, and, if required by the Surviving Corporation, upon the delivery to the Exchange Agent of a bond in such sum as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen, or destroyed Certificate the shares of Parent Common Stock and any cash in lieu of fractional shares, and unpaid dividends and distributions on shares of Parent Common Stock deliverable in respect thereof, pursuant to this Agreement.

  Section 2.5 Stock Options.

  (a) Each option to purchase shares of Company Common Stock (a "Company Option") under (i) the Option Agreement, dated August 1, 1993, between SCA-Kentucky Health Plan, Inc. (now HealthWise of America, Inc.) and Ken Melkus,
(ii) the HealthWise of America, Inc. 1993 Key Employee Incentive Stock Plan, and (iii) the HealthWise of America, Inc. 1993 Non-Qualified Stock Option Plan for Non-Employee Directors, outstanding on the Agreement Date shall remain outstanding following the Effective Time.

  (b) At the Effective Time, Parent shall assume each Company Option by virtue of the Merger and without any further action on the part of the Company or the holders thereof. Parent shall assume each such option in such manner that Parent (i) is a corporation "assuming a stock option in a transaction to which
Section 424(a) applied" within the meaning of Section 424 of the Code or (ii) to the extent that Section 424 of the Code does not apply to any such Company Option, would be such a corporation were Section 424 of the Code applicable to such Company Option.

  (c) From and after the Effective Time, all references to the Company in the Company Options and the related stock option agreements shall be deemed to refer to Parent. After the Effective Time, each Company Option assumed by Parent shall be exercisable upon the same terms and conditions as were in effect under the Company Options and the related option agreements immediately prior to the Effective Time, except that (i) each Company Option shall be exercisable for that whole number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the number of shares of Company Common Stock subject to such Company

Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and (ii) the option price per share of Parent Common Stock shall be an amount equal to the option price per share of Company Common stock subject to such Company Option in effect immediately prior to the Effective Time divided by the Exchange Ratio (the option price per share, as so determined, being rounded upward to the nearest full cent).

  (d) The rights of Melkus Partners, Ltd., by assignment from Kenneth J. Melkus under the Agreement, dated July 1, 1993, among Surgical Care Affiliates, Inc., SCA-Kentucky Health Plan, Inc. ("KHP"), Chesapeake Health Plan, Inc. ("Chesapeake") and Mr. Melkus, and the rights of Leon Kaplan and Bernard J. Eckert under the Stockholders Agreement, dated February 3, 1993, among Mr. Kaplan, Mr. Eckert, Chesapeake and KHP, as amended by the Letter Agreement, dated February 14, 1995, (collectively, the "Company Puts"), to require the Company to purchase certain securities shall remain the obligation of the Company following the Effective Time; provided, however, that to the extent that any of the Company Puts require the issuance of Company Common Stock, Parent Common Stock shall be issued upon exercise of any such rights after the Effective Time.

  Section 2.6 Warrants.

  (a) Each outstanding warrant to purchase shares of Company Common Stock (a "Company Warrant") outstanding on the Agreement Date shall remain outstanding following the Effective Time. To the extent permitted by the terms of the Company Warrants, at the Effective Time, Parent shall assume each Company Warrant, by virtue of the Merger and without any further action on the part of the Company or the holders thereof.

  (b) To the extent permitted by the terms of the Company Warrants, from and after the Effective Time, all references to the Company in the Company Warrants and the related warrant agreements shall be deemed to refer to Parent. After the Effective Time, each Company Warrant assumed by Parent shall be exercisable upon the same terms and conditions as were in effect under the Company Warrants and the related warrant agreements immediately prior to the Effective Time, except that, to the extent permitted by the terms of the Company Warrants, (i) each Company Warrant shall be exercisable for that whole number of shares of Parent Common Stock (to the nearest whole share) into which the number of shares of Company Common Stock subject to such Company Warrant immediately prior to the Effective Time would be converted under
Section 2.1, and (ii) the warrant price per share of Parent Common Stock shall be an amount equal to the warrant price per share of Company Common stock subject to such Company Warrant in effect immediately prior to the Effective Time divided by the Exchange Ratio (the warrant price per share, as so determined, being rounded upward to the nearest full cent).

  Section 2.7 Notices to Option and Warrant Holders. As soon as practicable after the Effective Time, Parent shall deliver to each holder of a Company Option or Company Warrant, an appropriate notice setting forth such holder's rights pursuant thereto. Parent shall notify such holders that the Company Option or Company Warrant, as the case may be, shall continue in effect on the same terms and conditions (including further anti-dilution provisions, and subject to the adjustments required by Sections 2.5 and 2.6 after giving effect to the Merger). Parent shall comply with the terms of each Company Option or Company Warrant. Parent shall use reasonable efforts to ensure that each Company Option and Company Warrant, to the extent it qualifies for special tax treatment prior to the Effective Time (including, without limitation, Section 422 of the Code), shall continue so to qualify after the Effective Time. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery pursuant to the terms set forth in Sections 2.5 and 2.6. After the Effective Time (but in no event later than thirty days after the Effective Time), Parent shall file Registration Statements on Form S-8 and S-3 with respect to the shares of Parent Common Stock subject to Company Options, Company Puts, and Company Warrants, and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectuses contained therein) for so long as such options remain outstanding.

                                  ARTICLE III

                        Representations and Warranties
                                of The Company

  The Company represents and warrants to Parent and Sub that, except as set forth in, and qualified by, the Company Disclosure Schedules attached to this Agreement (which schedules identify exceptions by specific section reference):

  Section 3.1 Corporate Existence and Power.

  (a) The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Company has all corporate power required to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the character of the property it owns or leases or the nature of its activities makes such qualification necessary, except for those jurisdictions in which the failure to be so qualified would not have a material adverse effect on the Company (a "Company Material Adverse Effect"). For purposes of this Agreement, a "Company Material Adverse Effect" means (i) a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, or results of operations of the Company and any of its subsidiaries, taken as a whole, or on the ability of the Surviving Corporation following the Merger to continue the business of the Company and any of its subsidiaries, taken as a whole, substantially as currently conducted or proposed to be conducted, or (ii) a material impairment in the ability of the Company to perform any of its obligations under this Agreement or to consummate the Merger.

  (b) The Company has delivered to Parent correct and complete copies of the Company's certificate of incorporation and by-laws in effect as of the Agreement Date.

  Section 3.2 Subsidiaries.

  (a) Schedule 3.2 lists each subsidiary of the Company, together with its jurisdiction of incorporation or organization. All outstanding shares of capital stock of each such subsidiary have been duly authorized and validly issued and are fully paid and nonassessable. The Company owns all of such shares, free and clear of pledges, claims, liens, charges, encumbrances, and security interests of any nature whatsoever (each, a "Lien"). No options, warrants, or other rights to acquire any securities of any type of any of such subsidiaries are outstanding as of the Agreement Date.

  (b) Except for the capital stock of its subsidiaries and except for ownership interests set forth in Schedule 3.2, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership, joint venture, or other entity.

  Section 3.3 Corporate Authorization. The Company's execution, delivery, and performance of this Agreement and its consummation of the transactions contemplated hereby are within its corporate powers. Except for approval by the affirmative vote of a majority of the holders of the outstanding Shares required for the Merger, the Company has duly authorized the Merger. The Company has duly and validly executed and delivered this Agreement. Assuming this Agreement constitutes the valid and binding agreement of Parent and Sub, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms.

  Section 3.4 Governmental Authorization. Except as set forth on Schedule 3.4, the Company's execution, delivery and performance of this Agreement and its consummation of the Merger require no action by, or in respect of, or filing with, any federal, state, local, or foreign governmental body, agency, official, or authority (including courts, administrative agencies, commissions, self-regulatory agencies, or authorities or other governmental authority or instrumentality) (each, a "Governmental Entity") other than the following: (a) filing the Certificate of Merger in accordance with Delaware Law; (b) compliance with applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"); (c) compliance with applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"); (d) compliance with the rules or regulations of Nasdaq; (e) compliance with the securities laws of various states; (f) compliance with the applicable provisions of the federal Health Maintenance Organization Act of 1973 and the rules and regulation thereunder (the "Federal HMO Act"); (g) compliance with the applicable provisions of Arkansas, Kentucky, Maryland, Tennessee and Virginia laws regulating health maintenance organizations, and the rules and regulations thereunder (collectively referred to as the "State HMO Acts" and, collectively with the Federal HMO Act, the "HMO Acts"); (h) compliance with applicable provisions of the Laws and the rules and regulations thereunder relating to the regulation of Insurance Holding Company Systems in the States of Arkansas, Kentucky, Maryland, and Tennessee (collectively referred to as the "Insurance Holding Company Acts"); (i) compliance with the applicable provisions of Title XVIII of the Social Security Act and the regulations promulgated thereunder (the "Medicare Laws"); and (j) compliance with the applicable provisions of Title XIX of the Social Security Act and the regulations promulgated thereunder and the Arkansas, Kentucky, Maryland, and Tennessee laws and regulations implementing the Medicaid Program (the "Medicaid Laws").

  Section 3.5 Non-Contravention. The Company's execution, delivery, and performance of this Agreement does not, and its consummation of the transactions contemplated hereby will not: (a) contravene or conflict with the certificate of incorporation or by-laws of the Company; (b) assuming compliance with the matters referred to in Section 3.4, contravene, conflict with, or constitute a violation of any provision of any law, regulation, judgment, injunction, order, or decree binding on or applicable to the Company, other than such as would not, individually or in the aggregate, have a Company Material Adverse Effect; (c) assuming compliance with the matters set forth in Section 3.4 constitute a breach, violation, or a default under, or give rise to a right of termination, cancellation, or acceleration of any right or obligation of the Company or to a loss of any benefit to which the Company is entitled under any provision of, any agreement, contract, or other instrument binding upon the Company or any license, franchise, permit or other similar authorization held by the Company, other than such as would not, individually or in the aggregate, have a Company Material Adverse Effect; or
(d) result in the creation or imposition of any Lien on any asset of the Company, other than such as would not, individually or in the aggregate, have a Company Material Adverse Effect. Schedule 3.5 sets forth a complete, and correct list of all consents, approvals, and authorizations the Company is required to obtain from any non-Governmental Entity in connection with this Agreement, the Merger, and the transactions contemplated hereby, other than those with respect to which the failure of the Company to obtain such consent, approval, or authorization, individually or in the aggregate, would not have a Company Material Adverse Effect.

  Section 3.6 Capitalization.

  (a) The authorized capital stock of the Company consists of 25,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock, $.25 par value ("Company Preferred Stock" and together with Company Common Stock, "Company Capital Stock"). As of the Agreement Date, 5,921,347 shares of Company Common Stock are outstanding and no shares of Company Preferred Stock are outstanding. As of the Agreement Date, Company Options to purchase an aggregate of 1,147,194 shares of Company Common Stock are outstanding. The Company has duly reserved for issuance pursuant thereto 1,575,000 shares of Company Common Stock, and Company Warrants to purchase an aggregate of 48,300 shares of Company Common Stock are outstanding. All outstanding shares of Company Capital Stock have been duly authorized and validly issued and are fully paid and nonassessable. The Company issued all such shares in compliance with all applicable federal and state securities laws. The Company Common Stock is registered pursuant to Section 12(g) of the Exchange Act and has been approved for listing on the Nasdaq.

  (b) Except as set forth in this Section and except for changes since the Agreement Date resulting from the exercise of the Company Options outstanding on the Agreement Date, (i) no shares of Company Capital Stock or other voting securities of the Company are outstanding, (ii) no securities of the Company convertible into or exchangeable for shares of Company Capital Stock or other voting securities of the Company are outstanding, and (iii) other than the Company Puts, no options or other rights to acquire from the Company, and no obligation of the Company to issue, any Company Capital Stock, voting securities or securities convertible into or exchangeable for Company Capital Stock or other voting securities of the Company are outstanding (the items in clauses (i), (ii) and (iii) being referred to collectively as the "Company Securities").

  Section 3.7 SEC Documents. The Company has filed all required reports, schedules, forms, statements, and other documents with the Securities and Exchange Commission (the "SEC") since December 1, 1993 (together with subsequent documents filed by the Company before the Agreement Date that revise or supersede such earlier filed documents, the "Company SEC Documents"). As of their respective dates, the Company SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents. As of their respective dates none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company SEC Documents complied as of their respective dates of filing with the SEC as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Form 10-Q of the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and fairly present the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Except as set forth in the Company SEC Documents, and except for liabilities and obligations incurred in the ordinary course of business consistent with past practice, the Company has no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by generally accepted accounting principles to be set forth on a consolidated balance sheet of the Company or in the notes thereto which, individually or in the aggregate, would have a Company Material Adverse Effect.

  Section 3.8 Absence of Certain Changes or Events. Except as disclosed in the Company SEC Documents, and except as expressly contemplated by this Agreement, since the date of the most recent audited financial statements included in the Company SEC Documents, the Company and each of its subsidiaries have conducted their respective businesses only in the ordinary course, and neither the Company nor any of its subsidiaries has experienced, agreed to, or effected, as the case may be:

    (a) any event, occurrence, or development of a state of circumstances or facts which has had a Company Material Adverse Effect;

    (b) any declaration, setting aside, or payment of any dividend or other distribution with respect to any shares of capital stock, or any repurchase, redemption, or other acquisition by the Company of any outstanding shares of Company Capital Stock or other securities of, or other ownership interests in, the Company or its subsidiaries;

    (c) any split, combination, or reclassification of any capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock;

    (d) any incurrence, assumption, or guarantee of any indebtedness for borrowed money other than in the ordinary course of business and in amounts and on terms consistent with past practices (including any such borrowings under its existing bank credit facility);

    (e) any change in any method of accounting or accounting practice by the Company, except for any such change required by reason of a concurrent change in generally accepted accounting principles;

    (f) any (i) grant, except pursuant to agreements in effect on the Agreement Date, of any material severance or termination pay to any director, officer or employee of the Company, (ii) material employment, deferred compensation, or other similar agreement (or any amendment to any such existing agreement), (iii) material increase in benefits payable under any existing severance or termination pay policies or employment agreements, or (iv) other than in the ordinary course of business consistent with past practices, material increase in compensation, bonus or other benefits payable to directors, officers or employees of the Company; or

    (g) any damage, destruction, or other casualty loss (if not covered by collectible insurance) affecting the business assets of the Company which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

  Section 3.9 Litigation. Except as disclosed in the Company SEC Documents, there is no action, suit, investigation, or proceeding pending against or, to the knowledge of the Company, overtly threatened against or affecting, the Company or any of its properties (other than any such suit, action, or proceeding challenging the acquisition by Parent or Sub of the Shares or any provision of this Agreement or seeking to restrain or prohibit the consummation of the Merger) before any Governmental Entity or by any Governmental Entity that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

  Section 3.10 Taxes. The Company, its subsidiaries and each affiliated, consolidated, combined or unitary group of which the Company or any of its subsidiaries is a member (an "Affiliated Group"), has filed all material tax returns and reports required to be filed by it and has paid (or the Company has paid on its behalf) all taxes required to be paid by it (other than taxes, the failure to pay which would not, individually or in the aggregate, have a Company Material Adverse Effect). All other Taxes of the Company which will be due and payable, whether now or hereafter, for any period ending on, including, or ending prior to the Closing Date, shall have been paid by or on behalf of the Company or shall be reflected on the Company's books as an accrued Tax liability, either current or deferred. The most recent financial statements contained in the Company SEC Documents reflect an adequate reserve for all material taxes payable by the Company and any of its subsidiaries for all taxable periods and portions thereof through the date of such financial statements. No deficiencies for any taxes have been proposed, asserted, or assessed against the Company or any Affiliated Group (other than deficiencies, the liability for which would not, individually or in the aggregate, have a Company Material Adverse Effect). No requests for waivers of the time to assess any taxes are pending. None of the assets or properties of the Company or its subsidiaries is subject to any tax lien (other than liens for taxes that are not yet due or that are being contested in good faith by appropriate proceedings) except for liens which would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company is not, as of the Agreement Date, under audit with respect to any taxable period for any federal, state, local, or foreign taxes (including income and franchise taxes but not including real or personal property taxes) by the Internal Revenue Service or other applicable tax authority. As used in this Agreement, "taxes" shall include all federal, state, local and foreign income, property, premium, payroll, sales, excise, and other taxes, tariffs, or governmental charges of any nature whatsoever, including any interest, penalties, or additions with respect thereto, and "returns" shall include all returns, reports, information returns, and information statements with respect to taxes required to be filed by the Internal Revenue Service or any other tax authority.

  Section 3.11 No Excess Parachute Payments. No amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of the Company or any of its affiliates who is a "disqualified individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Company Plan (as defined below) currently in effect would be an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code.)

  Section 3.12 Labor Matters. Neither the Company nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any of its subsidiaries.

  Section 3.13 Employee Benefit Plans.

  (a) Section 3.13 of the Company Disclosure Schedule sets forth each employee benefit plan with respect to which the Company or its ERISA Affiliates, as hereinafter defined sponsors or otherwise has any obligation (the

"Employee Benefit Plans"). For purposes of this Agreement "ERISA Affiliates" means any trade or business (whether or not incorporated) that is part of the same controlled group, or under common control with, or part of an affiliated service group that includes, the Company within the meaning of Section 414(b),
(c), (m) or (o) of the Code.

  (b) Except as otherwise disclosed in Section 3.13 of the Company Disclosure
Schedule:

    (i) No Employee Benefit Plan is subject to Title IV of ERISA.

    (ii) No Employee Benefit Plan promises or provides health or life benefits to retirees or former employees except as required by federal continuation of coverage laws or similar state laws.

    (iii) Each Employee Benefit Plan has at all times been operated in substantial compliance with ERISA, the Code, any other applicable law (including all reporting and disclosure requirements thereunder) and the terms of the plan. Each Employee Benefit Plan that is intended to be tax qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service stating that the Plan (and all amendments) is tax qualified and that any trust associated with the plan is tax exempt under Section 501(a) of the Code. To the knowledge of the Company, there is no reason why such qualified status would be revoked.

    (iv) To the knowledge of the Company, no state of facts or conditions exist which reasonably could be expected to subject the Company to any material liability (other than routine claims for benefits) under the terms of the Plan or applicable law.

    (v) The Company has not committed to make any material increase in contributions or benefits under any Employee Benefit Plan.

    (vi) There are no material unfunded liabilities as of the Closing Date associated with any Employee Benefit Plan. All contributions to each Employee Benefit Plan that are required to be made with respect to periods ending on or before the Closing Date (including periods from the first day of the then current plan or policy year to the Closing Date) have been made or accrued before the Closing Date.

    (vii) With respect to each such Employee Benefit Plan, the Company has delivered to Parent copies of the plan documents, plan amendments, summary plan descriptions, the most recent tax qualified determination letters from the IRS, the three most recent Form 5500 Annual Reports, including related schedules and audited financials, and a list of assets associated with each Employee Benefit Plan.

    (viii) The benefits to be provided to participants under each Employee Benefit Plan, other than a tax qualified plan under Code Section 401(a), are to be provided exclusively from the general assets of the Company.

  Section 3.14 Compliance with Laws. Except as disclosed in the Company SEC Documents, neither the Company nor any of its subsidiaries (a) is in violation of, nor has it violated, any applicable provisions of any laws, statutes, ordinances or regulations or (b) has received any notice from any Governmental Entity or any other person that the Company or any of its subsidiaries is in violation of, or has violated, any applicable provisions of any laws, statutes, ordinances or regulations, except in the case of clauses (a) and
(b), for violations, individually or in the aggregate, which have not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and each of its subsidiaries has all permits, licenses, and franchises from Governmental Entities required to conduct its business as now being conducted, except for such permits, licenses, and franchises the absence of which would not, individually or in the aggregate, have a Company Material Adverse Effect.

  Section 3.15 Brokers. No broker, investment banker, financial advisor, or other person, other than Bear, Stearns & Co. Inc. ("Bear Stearns"), the fees and expenses of which will be paid by the Company, is entitled to any broker's, finder's, financial advisor's, or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has provided Parent with a correct and complete copy of the fee letter between the Company and Bear Stearns.

  Section 3.16 Opinion of Financial Advisor. The Company has received the opinion of Bear Stearns, dated the Agreement Date, to the effect that, as of such date, the consideration to be received in the Merger by the Company's stockholders (other than Parent and its affiliates) is fair to such stockholders from a financial point of view, a signed copy of which opinion has been delivered to Parent.

  Section 3.17 Accounting Matters. Neither the Company nor, to its knowledge, any of its affiliates, has taken or agreed to take any action that (without regard to any action taken or agreed to be taken by Parent or any of its affiliates) would prevent Parent from accounting for the business combination to be effected by the Merger as a pooling of interests.

  Section 3.18 Tax Matters. Neither the Company nor, to its knowledge, any of its affiliates, has taken or agreed to take any action, or knows of any circumstances, that (without regard to any action taken or agreed to be taken by Parent or any of its affiliates) would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

  Section 3.19 Certain Business Matters. Neither the Company nor, to its knowledge, any of its affiliates has (a) made or agreed to make any contribution, payment or gift to any customer, supplier, governmental official, employee or agent where either the contribution, payment or gift or the purpose thereof was illegal under any applicable law, (b) established or maintained any unrecorded fund or asset of the Company or any of its subsidiaries for any improper purpose or made any false entries on its books and records for any reason, (c) made or agreed to make any contribution, or reimbursed any political gift or contribution made by any other person, to any candidate for federal, state or local public office in violation of any applicable law, or (d) engaged in any activity constituting fraud or abuse under applicable laws relating to health care, insurance or the regulation of professional corporations.

  Section 3.20 Certain Contract Matters.

  (a) Section 3.20(a) of the Company Disclosure Schedule sets forth, as of the Agreement Date, a list of each contract to which the Company, its subsidiaries, or any of its affiliates (other than individuals) is a party limiting the right of the Company prior to the Closing Date, or Parent or any of its subsidiaries, or affiliates (other than individuals), at or after the Closing Date, to engage in, or to compete with any person in, any business, including each contract containing exclusivity provisions restricting the geographical area in which, or the method by which, any business may be conducted by the Company, its subsidiaries, or any of its affiliates (other than individuals) prior to the Closing Date, or by the Parent, its subsidiaries, or affiliates (other than individuals) after the Closing Date.

  (b) The Company and its subsidiaries have acted in full compliance with all laws and regulations applicable to the contracts held by the Company or its subsidiaries with, or covering beneficiaries of, the federal Medicare Program, the federal and state Medicaid programs, the Federal Employees Health Benefit Plan or the employees of any state or local government. To the Company's knowledge, no circumstances exist which would allow the government customer under such contracts to require or request the repayment or reduction, as the case may be, of any payments made to, accrued by, or to be made to the Company or its subsidiaries under such contracts.

  (c) Each contract listed on Section 3.20(a) of the Company Disclosure Schedule or described in Section 3.20(b) is in full force and effect, each is a legal, valid and binding contract, and there is no material default (or any event which, with the giving of notice or lapse of time or both, would be a material default) by the Company or any of its subsidiaries, in the timely performance of any material obligation to be performed or paid under any such contract.

  Section 3.21 Disclosure. No representation or warranty contained in this Agreement, in the Company Disclosure Schedule, or in any document delivered by the Company to Parent pursuant to Article VII of this Agreement, contains, or will at the Effective Time contain, any untrue statement of a material fact or omits or will at, the Effective Time, omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were or will be made, not misleading.

                                  ARTICLE IV

                        Representations and Warranties
                               of Parent and Sub

  Parent and Sub represent and warrant to the Company that, except as set forth in, and qualified by, the Parent Disclosure Schedules attached to this Agreement (which schedules identify exceptions by specific section reference):

  Section 4.1 Corporate Existence and Power.

  (a) Each of Parent and Sub is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. Each of Parent and Sub has all corporate powers required to carry on its business as now conducted. Each of Parent and Sub is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the character of their respective property or the nature of their respective activities makes such qualification necessary, except for those jurisdictions in which the failure to be so qualified would not have a material adverse effect on the Parent or any of its subsidiaries (a "Parent Material Adverse Effect"). For purposes of this Agreement, a "Parent Material Adverse Effect" means (i) a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition or results of operations of the Parent and any of its subsidiaries, taken as a whole, or (ii) a material impairment in the ability of Parent and any of its subsidiaries to perform any of their respective obligations under this Agreement or to consummate the Merger.

  (b) Parent and Sub have heretofore made available to the Company correct and complete copies of the certificate of incorporation and by-laws of Parent and Sub as currently in effect.

  Section 4.2 Corporate Authorization. Parent's and Sub's execution, delivery and performance of this Agreement and their consummation of the transactions contemplated hereby are within their respective corporate powers. Parent and Sub each has duly authorized the Merger. Parent and Sub each has duly and validly executed and delivered this Agreement. This Agreement constitutes a valid and binding agreement of each of Parent and Sub and is enforceable in accordance with its terms. Parent has taken all actions as may be necessary, in its capacity as sole stockholder of Sub, to authorize the Merger.

  Section 4.3 Governmental Authorization. Parent's and Sub's execution, delivery, and performance of this Agreement and their consummation of the transactions contemplated hereby require no action by, or in respect of, or filing with, any federal, state, local, or foreign Governmental Entity other than the following: (a) the filing of the Certificate of Merger in accordance with Delaware Law; (b) compliance with applicable requirements of the HSR Act;
(c) compliance with applicable requirements of the Securities Act of 1933, as amended; (d) compliance with the rules or regulations of the New York Stock Exchange (the "NYSE"); (e) compliance with the securities laws of various states; (f) compliance with applicable requirements of the HMO Acts; (g) compliance with any applicable requirements of the Insurance Holding Company Acts; (h) compliance with any applicable provisions of the Medicare Laws; and
(i) compliance with any applicable provisions of Medicaid Laws.

  Section 4.4 Non-Contravention. Parent's and Sub's execution, delivery and performance of this Agreement do not, and Parent's and Sub's consummation of the transactions contemplated hereby will not: (a) contravene or conflict with the articles or certificate of incorporation or by-laws of Parent and Sub; (b) assuming compliance with the matters referred to in Section 4.3, contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order, or decree binding upon or applicable to Parent and Sub, other than such as would not, individually or in the aggregate, have a Parent Material Adverse Effect; (c) constitute a breach or violation of, or a default under or give rise to a right of termination, cancellation, or acceleration of any right or obligation of Parent or Sub or to a loss of any benefit to which Parent or Sub is entitled under any provision of, any agreement, contract, or other instrument binding upon Parent or Sub or any license, franchise, permit, or other similar authorization held by Parent or Sub, other than such as would not, individually or in the aggregate, have a Parent Material Adverse Effect; or (d) result in the creation or imposition of any Lien on any asset of Parent or Sub, other than such as would not, individually or in the aggregate, have a Parent Material Adverse Effect. Schedule 4.4 sets forth a correct and complete list of all consents, approvals, and authorizations required to be obtained by Parent and Sub from any non-Governmental Entity in connection with this Agreement, the Merger and the transactions contemplated hereby, other than those with respect to which the failure of Parent and Sub to obtain such consent, approval or authorization, individually or in the aggregate, would not have a Parent Material Adverse Effect.

  Section 4.5 Capitalization.

  (a) The capital stock of Parent consists of Parent Common Stock and Parent preferred stock ("Parent Preferred Stock" and together with Parent Common Stock, "Parent Capital Stock"). The Parent SEC Documents set forth Parent's capitalization in all material respects. All outstanding shares of Parent Capital Stock have been duly authorized and validly issued and are fully paid and nonassessable. Parent issued all such shares in compliance with applicable federal and state securities laws. Parent Common Stock is registered pursuant to Section 12(b) of the Exchange Act and has been approved for listing on the NYSE.

  (b) Parent owns, beneficially and of record, all issued and outstanding shares of common stock of Sub, which shares are validly issued, fully paid, and non-assessable, and free and clear of all liens.

  (c) Except as set forth in this Section and except for changes since the Agreement Date resulting from the exercise of employee and director options outstanding on the Agreement Date, (i) no shares of Parent Capital Stock or other voting securities of Parent are outstanding, (ii) no securities of Parent convertible into or exchangeable for shares of capital stock or voting securities of Parent are outstanding, and (iii) no options or other rights to acquire from Parent, and no obligation of Parent to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent are outstanding (the items in clauses
(i), (ii), and (iii) being referred to collectively as the "Parent Securities"). No obligations of Parent to repurchase, redeem, or otherwise acquire any Parent Securities are outstanding.

  Section 4.6 SEC Documents. Parent has filed all required reports, schedules, forms, statements, and other documents with the SEC since December 31, 1993 (together with later filed documents that revise or supersede earlier filed documents, the "Parent SEC Documents"). As of their respective dates, the Parent SEC Documents complied as to form in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents. None of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Parent included in the Parent SEC Documents complied as of their respective dates of filing with the SEC as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Form 10-Q of the Exchange
Act) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and fairly present the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Except as set forth in the Parent SEC Documents, and except for liabilities and obligations incurred in the ordinary course of business consistent with past practice, neither Parent nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by generally accepted accounting principles to be set forth on a consolidated balance sheet of Parent and its consolidated subsidiaries or in the notes thereto which, individually or in the aggregate, would have a Parent Material Adverse Effect.

  Section 4.7 Absence of Certain Changes or Events. Except as disclosed in the Parent SEC Documents, since the date of the most recent audited financial statements included in such documents, Parent has conducted its business only in the ordinary course, giving effect to Parent's ongoing acquisition and divestiture program, and Parent has not experienced, agreed to, or effected, as the case may be, any event, occurrence, or development of a state of circumstances or facts which has had a Parent Material Adverse Effect.

  Section 4.8 Brokers. Except for Goldman, Sachs & Co., no broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent and Sub.

  Section 4.9 Accounting Matters. Neither Parent nor Sub nor, to Parent's knowledge, any of Parent's affiliates, has taken or agreed to take any action that (without regard to any action taken or agreed to be taken by the Company or any of its affiliates) would prevent Parent from accounting for the business combination to be effected by the Merger as a pooling of interests.

  Section 4.10 Tax Matters. Neither Parent nor Sub nor, to its knowledge, any of Parent's affiliates, has taken or agreed to take any action, or knows of any circumstances, that (without regard to any action taken or agreed to be taken by the Company or any of its affiliates) would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

  Section 4.11 Disclosure. No representation or warranty contained in this Agreement, in the Parent Disclosure Schedule, or in any document delivered by Parent to the Company pursuant to Article VII of this Agreement, contains, or will at the Effective Time contain, any untrue statement of a material fact or omits or will at, the Effective Time, omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were or will be made, not misleading.

                                   ARTICLE V

                   Covenants Relating to Conduct of Business

  Section 5.1 Conduct of Business by the Company. Except as contemplated by this Agreement or set forth on Schedule 5.1, from the Agreement Date until the Effective Time, each of the Company and each of its subsidiaries shall conduct its business in the ordinary course consistent with past practice and shall use reasonable efforts to preserve intact its business organization and relationships with third parties and to keep available the services of its present officers and employees. Without limiting the generality of the foregoing, except as provided in this Agreement or set forth on Schedule 5.1, from the Agreement Date until the Effective Time, neither the Company nor any of its subsidiaries, without the prior written approval of Parent, will:

    (a) amend its certificate of incorporation, by-laws, or other comparable charter of organizational documents;

    (b) (i) declare or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of their capital stock, (ii) split, combine, or reclassify any of their capital stock, or issue or authorize the issuance of any other securities in respect of shares of their capital stock, or (iii) purchase, redeem, or otherwise acquire any shares of capital stock or any other securities or any rights, warrants, or options to acquire any such shares or other securities;

    (c) issue, pledge, or otherwise encumber any shares of their capital stock, any other voting securities, or any securities convertible into, any such shares, voting securities, or convertible securities (other than the issuance of shares of Company Common Stock upon the exercise of a Company Option, the Company Warrants, or the Company Puts in accordance with their present terms);

    (d) acquire or agree to acquire by merger, consolidation, asset purchase, or any other manner, (i) any corporation, partnership, joint venture, association or other business organization, or any division thereof or (ii) any assets that are material, individually or in the aggregate, to the Company, except purchases of inventory in the ordinary course of business consistent with past practice;

    (e) sell, lease, license, mortgage, subject to any Lien, or otherwise dispose of any of its assets, except sales of inventory in the ordinary course of business consistent with past practice;

    (f) (i) incur any indebtedness, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or a subsidiary, guarantee any debt or debt security of another person, enter into any keep well or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice, or (ii) make any loans, advances, or capital contributions to, or investments in, any other person, other than (A) to the Company or (B) advances to employees consistent with past practice;

    (g) make or agree to make any new capital expenditure or expenditures which, individually, is in excess of $100,000 or, in the aggregate, are in excess of $500,000;

    (h) make any tax election or settle or compromise any tax liability, or make any change in any method of accounting for taxes or accounting policy or practice with respect to taxes;

    (i) pay, discharge, settle, or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement, or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company SEC Documents or incurred in the ordinary course of business consistent with past practice, or waive any material benefits of, or agree to modify in any material respect, any confidentiality, standstill or similar agreements to which the Company or a subsidiary is a party;

    (j) except in the ordinary course of business, modify, amend, or terminate any material contract or agreement to which the Company is a party or waive, release, or assign any material rights or claims;

    (k) enter into any agreement which if entered into prior to the Agreement Date would have been required to be listed on Section 3.20(a) of the Company Disclosure Schedule or which is covered by Section 3.20(b) or amend or modify any agreement listed on 3.20(a) or covered by Section 3.20(b);

    (l) except as required by applicable law or in the ordinary course of business, (i) adopt, enter into, terminate, or amend any bonus, profit sharing, thrift, compensation, stock option, stock purchase, restricted stock, pension, retirement, or deferred compensation or other plan, trust arrangement or fund for the benefit or welfare of any director, officer or current or former employee (each, a Benefit Plan), (ii) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director or employee (except for normal increases or bonuses in the ordinary course of business consistent with past practice), (iii) pay any benefit not provided for under any Benefit Plan, (iv) except as permitted in clause (ii), grant any awards, or remove any existing restrictions, under any bonus, incentive, performance or other compensation plan or arrangement or Benefit Plan, or (v) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, or arrangement or Benefit Plan;

    (m) make any change in any method of accounting or accounting practice or policy other than those required by generally accepted accounting principles;

    (n) take any action that (without regard to any action taken or agreed to be taken by Parent or any of its affiliates) would prevent Parent from accounting for the business combination to be effected by the Merger as a pooling of interests;

    (o) take any action that (without regard to any action taken or agreed to be taken by Parent or any of its affiliates) would prevent the Merger from qualifying as a reorganization within the meaning of Sections 368(a) of the Code;

    (p) authorize any of, or commit or agree to take any of, the foregoing actions; or

    (q) enter into any employment agreement, after the Agreement Date, with any person who is an officer, or who would become an officer under such agreement.

  Section 5.2 Conduct of Business by Parent. Except as provided in this Agreement, from the Agreement Date until the Effective Time, neither Parent nor any of its subsidiaries, without the prior written approval of the Company, will:

    (a) take any action that (without regard to any action taken or agreed to be taken by Parent or any of its affiliates) would prevent the Merger from qualifying as a reorganization within the meaning of Sections 368(a) of the Code;

    (b) take any action that (without regard to any action taken or agreed to be taken by the Company or any of its affiliates) would prevent Parent from accounting for the business combination to be effected by the Merger as a pooling of interests; or

    (c) authorize either of, or commit or agree to take either of, the foregoing actions.

  Section 5.3 No Solicitation of Transactions. Except as expressly contemplated by this Agreement or otherwise consented to in writing by Parent, from the Agreement Date until the Effective Time, the Company shall not participate in any discussions with, provide any information to, enter into any agreement or understanding with, or otherwise cooperate in any other way with any person (other than Parent and its directors, officers, employees, representatives, and agents) concerning any "Competing Transaction", or permit or authorize any of the directors, officers, employees, shareholders or representatives (including, without limitation, any financial advisor, attorney, or accountant) of the Company or any of its subsidiaries to take any such action. The Company shall promptly notify Parent when it receives, or becomes aware that any subsidiary or any director, officer, employee, or representative of the Company or any subsidiary has received any inquiries, proposals, or requests for information concerning a Competing Transaction.

    For purposes of this Agreement, "Competing Transaction" shall mean any of the following involving the Company (other than the transactions contemplated by this Agreement): (a) any sale of stock, merger, consolidation, share exchange, business combination, or other similar transaction (including any tender offer or exchange offer); (b) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition of 20% or more of the assets of the Company on a consolidated basis, in a single transaction or a series of related transactions; or (c) any agreement to, or public announcement by the Company of a proposal, plan, or intention to, do any of the foregoing;

  Nothing contained in this Agreement, including this Section 5.3, shall prohibit the Company's board of directors, directly or indirectly, (a) from furnishing information to, or participating in limited discussions solely for the purpose of clarifying or understanding an unsolicited, bona fide, written offer for a Competing Transaction with the person making such offer and negotiating with, any corporation, partnership, person or other entity or group concerning any unsolicited proposal to enter into a Competing Transaction, so long as (i) the board of directors of the Company in its good faith judgment believes that the expression of interest is made in good faith,
(ii) such written offer indicates that it will provide superior value to the terms herein contemplated and the offer contains no material contingencies as to financing or other terms, (iii) the Company's board of directors determines in its good faith judgment in the exercise of its fiduciary duties, after consultations with independent legal counsel (reasonably satisfactory written evidence of which consultations is made available to Parent), that such action is required in light of its fiduciary duties to the Company's stockholders under applicable law, (iv) prior to engaging in such discussions, the Company provides Parent with written notice of such discussions, (v) the Company keeps Parent informed, on a current basis, of the occurrence of any such discussions, and (vi) the Company promptly delivers to Parent a written summary of all such discussions, (b) having received such an unsolicited, offer meeting all of the foregoing requirements, from failing to make or from withdrawing its recommendation of approval of this Agreement and the Merger if the Company's board of directors determines it is required to take such action in the exercise of its fiduciary duties to the Company's stockholders under applicable law (after consultations with independent legal counsel, reasonably satisfactory written evidence of which consultations is made available to Parent), or (c) from complying with Rule 14e-2 promulgated under the Exchange Act; provided that in no event shall the Company's board of directors furnish information to a party making a competing bid before entering into a confidentiality agreement containing terms no less favorable to Company than those agreed to by Parent in connection herewith and otherwise reasonably agreed upon by the Parent.

                                  ARTICLE VI

                             Additional Agreements

  Section 6.1 Preparation of Form S-4 and the Proxy Statement; Stockholders' Meeting.

  (a) As soon as practicable following the Agreement Date, (i) the Company and Parent shall prepare and file with the SEC a proxy statement (the "Proxy Statement") relating to the approval by the holders of Company Capital Stock of this Agreement and the Merger and (ii) Parent shall prepare and file with the SEC a registration statement on Form S-4 (the "Form S-4") for the purpose of registering the shares of Parent Common Stock to be issued in the Merger under the Securities Act, which Form S-4 shall include the Proxy Statement as a prospectus. Each of the Company and Parent shall use reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to maintain such effectiveness until the shares covered thereby have been issued. Parent shall provide the Company with copies of all filings made pursuant to this Section 6.1 and shall consult with the Company on any responses to comments made by the staff of the SEC with respect thereto. The Company will use reasonable efforts to cause the Proxy Statement to be mailed to the Company's stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall, at its expense, also take any action required to be taken under any applicable state securities laws in connection with the issuance of Parent Common Stock in the Merger and under the Company Options.

  (b) The Company will establish a record date for (which date shall be reasonably acceptable to Parent), duly call, give notice of, convene, and hold a meeting of its stockholders (the "Stockholders' Meeting") for the purpose of approving this Agreement; provided, however, that the Company may postpone or adjourn any Stockholders' Meeting to a date no later than September 30, 1996, in order to facilitate the satisfaction of the condition set forth in Section 7.1(a). The Company will, through its board of directors, recommend to its stockholders approval of this Agreement, except to the extent that the board of directors of the Company shall have withdrawn or modified its approval or recommendation of this Agreement or the Merger as permitted by Section 5.3.

  Section 6.2 Information Supplied by the Company. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented and, at the time it becomes effective under the Securities Act and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) the Proxy Statement will, at the date it is first mailed to the Company's stockholders and at the time of the Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event or circumstance relating to the Company, or its officers or directors, should be discovered by the Company which should be set forth in an amendment to the Form S-4 or a supplement to the Proxy Statement, the Company shall promptly inform Parent. All documents, if any, that the Company is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder.

  Section 6.3 Information Supplied by Parent. None of the information supplied or to be supplied by Parent specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented, at the time it becomes effective under the Securities Act and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) the Proxy Statement will, at the date it is first mailed to the

Company's stockholders and at the time of the Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event or circumstance relating to Parent or its officers and directors, should be discovered by Parent which should be set forth in an amendment to the Form S-4 or a supplement to the Proxy Statement, Parent shall promptly inform the Company and shall promptly prepare such supplement or amendment and file such amendment to the Form S-4. All documents that Parent is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder. Prior to the Closing Date, Parent shall use reasonable efforts to cause the shares of Parent Common Stock to be issued pursuant to the Merger to be registered or qualified under all applicable securities or blue sky laws of each of the states and territories of the United States, and to take any other actions which may be necessary to enable the Parent Common Stock to be issued pursuant to the Merger to be distributed in each such jurisdiction.

  Section 6.4 Letters of the Company's Accountants. The Company shall use reasonable efforts to cause to be delivered to Parent opinion letters from Deloitte & Touche LLP, addressed to Parent and the Company, on or prior to the Agreement Date, stating that after appropriate review of the Merger Agreement and based on its familiarity with the Company, the Company will qualify as a party to a pooling of interests transaction under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations.

  Section 6.5 Letters of Parent's Accountants. Parent shall use reasonable efforts to cause to be received by it opinion letters from Arthur Andersen LLP, addressed to Parent and the Company, on or prior to the Agreement Date, stating that the Merger will qualify as a pooling of interests transaction under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations.

  Section 6.6 Access to Information. Subject to Section 6.7, from the Agreement Date to the Effective Time, Parent and the Company shall each provide to the other access to all information and documents which the other may reasonably request regarding the business, assets, liabilities, employees and other aspects of the other party, other than the information and documents that in the opinion of such other party's legal counsel may not be disclosed under applicable law.

  Section 6.7 Confidentiality. The parties will, and will cause their respective officers, employees, accountants, consultants, legal counsel, and other representatives to, comply with all of their respective obligations under the confidentiality agreement between Parent and the Company, dated February 23, 1995 (the "Confidentiality Agreement").

  Section 6.8 Public Announcements. Each of Parent and the Company will consult with the other party before issuing any press release or making any public statement with respect to this Agreement and the transactions contemplated hereby and, except as may be required by applicable law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation. The parties have agreed on the text of a joint press release by which Parent and the Company will announce the execution of this Agreement.

  Section 6.9 Appropriate Action; Consents; Filings.

  (a) The Company and Parent shall use reasonable efforts to (i) take, or cause to be taken, all appropriate action necessary under applicable law or required to be taken by any Governmental Entity to consummate the Merger and the transactions contemplated by this Agreement as promptly as practicable,
(ii) obtain from any Governmental Entities any licenses, waivers, or approvals required to be obtained by the Company or Parent or any of their respective subsidiaries in connection with the authorization, execution, and delivery of this Agreement and the consummation of the transactions contemplated hereby,
(iii) give any notices to non-Governmental Entities and obtain any third party consents, (A) necessary to consummate the Merger and the transactions contemplated by this Agreement, (B) disclosed or required to be disclosed in the schedules to this Agreement, or (C) required to prevent a Company Material Adverse Effect or a Parent Material Adverse Effect, and (iv) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act, the Exchange Act, and any other applicable federal or state securities laws, (B) the HSR Act and any related governmental request thereunder, and (C) any other applicable law; provided that Parent and the Company shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. In the event that either Parent or the Company shall fail to perform any action listed in (i), (ii), (iii), or (iv) above, it shall use reasonable efforts, and shall take any such actions reasonably requested by the other party, to minimize any adverse effect upon the Company and Parent, their respective subsidiaries and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to perform such action. The Company and Parent shall use reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable law (including all information required to be included in the Form S-4 and the Proxy Statement) in connection with the transactions contemplated by this Agreement.

  (b) Except as otherwise permitted by this Agreement, none of the Company, Parent or Sub will knowingly take any action, or omit to take any action, if such action or omission would, or would reasonably be expected to, result in any of its representations or warranties set forth herein being or becoming untrue, or in any of the conditions to the Merger set forth in this Agreement not being satisfied.

  (c) From the Agreement Date until the Effective Time, each of Parent, and the Company shall promptly notify the other of any pending or threatened action, proceeding or investigation by any Governmental Entity or any other person (i) challenging or seeking material damages in connection with the Merger or the conversion of the Company Common Stock into Parent Common Stock pursuant to the Merger or (ii) seeking to restrain or prohibit the consummation of the Merger or otherwise limit the right of Parent or any of its subsidiaries to own or operate all or any portion of the businesses or assets of the Company.

  Section 6.10 Directors' and Officers' Indemnification and Insurance.

  (a) From and after the Effective Time, Parent shall, and shall cause the Company to, jointly and severally, indemnify, defend and hold harmless the present and former officers and directors of the Company and persons who become officers or directors prior to the Effective Time (collectively, the "Indemnitees") against all losses, expenses, (including reasonable attorney's fees) claims, damages, liabilities, costs or judgments or amounts that are paid in settlement with the approval of Parent (which approval shall not be unreasonably withheld) arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the full extent permitted or required as of the Agreement Date by the Company's certificate of incorporation and by-laws (and shall also advance expenses as incurred to the fullest extent permitted under the Company's certificate of incorporation and by-laws, provided that the person to whom expenses are advanced provides the undertaking to repay such advances if and as contemplated by applicable law or such certificate of incorporation and by-laws). The Company shall use reasonable efforts to obtain extended reporting endorsements (tail coverage) on the fiduciary liability, professional liability (including medical malpractice and hospital professional liability), and directors and officers liability policies currently covering the Company or any of the Indemnitees required to be indemnified by Parent at a commercially reasonable cost, effective as of and following the Effective Time; provided that such coverage and the cost thereof shall be subject to Parent's approval. In connection with such efforts, the Company will complete accurately in all material respects any insurance applications and forms of the applicable insurer and take any reasonable steps to preserve any claims, including submitting a full and complete list of any potential claims of which the Company has knowledge, under the policy issued by such insurer. In the event the Company is unable to obtain such extended reporting coverage under the Company's existing directors and officers liability insurance policies at a commercially reasonable cost, Parent shall use reasonable efforts to provide similar coverage for those Indemnitees that it is required to indemnify under policies then maintained by Parent; provided that such similar coverage is available to Parent at a commercially reasonable cost. Notwithstanding any provisions of this Section 6.10(a), failure by the Company and/or Parent, despite use of their respective reasonable efforts, to obtain such extended reporting endorsements or to provide such similar coverage under Parent's policies shall not in any way affect, lessen or excuse Parent from its obligation to indemnify, defend and hold harmless the Indemnitees to the extent required by this Section 6.10.

  (b) In the event any claim, action, suit, proceeding or investigation (a "D&O Claim") for which indemnification is provided under this Section 6.10 is brought against an Indemnitee (whether arising before or after the Effective
Time) after the Effective Time (i) such Indemnitee may retain counsel satisfactory to it (subject to approval by the indemnifying party, which approval shall not be unreasonably withheld, and subject to the terms and conditions of the applicable directors and officers liability insurance or fiduciary liability insurance policies), (ii) the indemnifying party shall pay all reasonable fees and expenses of such counsel for such Indemnitee promptly as statements therefor are received (subject to the ability of the indemnifying party to receive such information relative to the legal services provided as is customarily provided and reasonably requested by the indemnifying party and provided that nothing in this Section 6.10 shall prevent the indemnifying party from disputing any fees it reasonably believes are not reasonable), and (iii) the indemnifying party will use all reasonable efforts to assist in the vigorous defense of any such matter, provided that the indemnifying party shall not be liable for any settlement of any D&O Claim effected without its written consent, which consent shall not be unreasonably withheld. Any Indemnitee wishing to claim indemnification under this Section 6.10, upon learning of any such D&O Claim, shall notify the appropriate indemnifying party (but the failure so to notify such indemnifying party shall not relieve the indemnifying party from any liability which it may have under this Section 6.10 except to the extent such failure materially prejudices such indemnifying party), and shall deliver to such indemnifying party the undertaking contemplated by applicable law. The Indemnitees as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnitees.

  (c) This Section 6.10 is intended to benefit the Indemnitees, shall be enforceable by each Indemnitee and his or her heirs and representatives, and shall be binding on all successors and assigns of the Company and Parent.

  Section 6.11 Obligations of Sub. Parent shall take all action necessary to cause Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to conditions set forth in this Agreement.

  Section 6.12 Pooling Affiliates.

  (a) Promptly following the Agreement Date, the Company shall deliver to Parent a list of names and addresses of those persons who are affiliates within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act or otherwise applicable SEC accounting releases with respect to pooling of interests accounting treatment (each such person, a "Pooling Affiliate") of the Company. The Company shall provide Parent such information and documents as Parent shall reasonably request for purposes of reviewing such list. The Company shall deliver to Parent, on or prior to the Effective Time, an affiliate letter in the form attached hereto as Exhibit A, executed by each of the Pooling Affiliates of the Company identified in the foregoing list. Parent shall be entitled to place legends as specified in such affiliate letters on the certificates evidencing any of the Parent Common Stock to be received by such Pooling Affiliates pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of such letters.

  (b) For so long as resales of shares of Parent Common Stock issued pursuant to the Merger are subject to the resale restrictions set forth in Rule 145 under the Securities Act, Parent will use reasonable efforts to comply with Rule 144(c)(1) under the Securities Act.

  Section 6.13 NYSE Listing. Parent shall promptly prepare and submit a listing application in accordance with the rules of the NYSE covering the Shares of Parent Common Stock to be issued in connection with the Merger and to be issued in connection with the exercise of Company Options, Company Puts, and Company

Warrants to be assumed by Parent hereunder. Parent shall use reasonable efforts to have such application approved by the NYSE prior to the Effective Time.

  Section 6.14 Employee Benefits.

  (a) Parent reserves the right to request in writing at least 15 days prior to the Closing Date, that the Company cease contributing to one or more of the Company's Employee Benefit Plans effective as of the Closing Date.

  (b) If Parent requests that the Company cease contributions to or terminate a qualified plan under Section 401(k) of the Code (the "401(k) Plan"), the Company shall (i) adopt written resolutions, the form and substance of which shall be satisfactory to Parent, to terminate the 401(k) Plan and to fully (100%) vest all participants under said 401(k) Plan no later than the third business day preceding the Closing Date; provided, however, that such 401(k) Plan termination may be made contingent upon the consummation of the Merger and distribution of benefits may be made contingent upon the receipt of a favorable determination letter from the IRS with respect to the termination of the 401(k) Plan, (ii) deliver, prior to the Closing Date, notice of the 401(k) Plan termination to any trustees and custodians of the 401(k) Plan and/or its assets, (iii) appoint (if not already appointed) an institutional trustee of the 401(k) Plan, and (iv) prepare IRS Form 5310, with full disclosure of the Merger and the existence of Parent's 401(k) Savings Plan (the "Parent 401(k) Plan") and the fact that Company employees participating in the 401(k) Plan as of the Closing Date shall become participants in the Parent 401(k) Plan immediately following the Closing Date. The Company shall take all actions necessary to cause such IRS Form 5310, in a form satisfactory to Parent, to be filed with the IRS on, or as soon as practicable following the Effective Time. If a favorable determination letter is received from the IRS with respect to the termination of the 401(k) Plan and distributions of benefits thereunder, Parent shall take all actions necessary to cause distributions on account of termination of the Plan to be made as soon as administratively feasible thereafter. If the IRS fails to issue a favorable determination letter, the 401(k) Plan shall, at Parent's option, be (i) merged into the Parent 401(k) Plan, or (ii) maintained as a separate frozen qualified plan. In the event that Parent elects, in accordance with the preceding sentence, to continue the 401(k) Plan, then the 401(k) Plan shall be operated in a manner generally consistent with the Parent 401(k) Plan, in terms of available investment options, payment of expenses and other plan features.

  (c) Parent shall recognize all past service with the Company for employees who are employed by the Company or on disability or a leave of absence on the Closing Date (the "eligible employees") for all purposes under all of Parent's Employee Benefit Plans provided, however, that only up to 5 years of past service shall be recognized under Parent's tax qualified defined contribution plans and no past service shall be recognized for eligibility waiting periods under Parent's Employee Stock Purchase Plan and welfare plans.

  (d) Parent shall cause each eligible employee to receive a level of employee benefits, which in the aggregate is no less favorable than the employee benefits provided to other Parent employees of substantially comparable status.

  (e) Parent shall recognize all deductibles and coinsurance payments accrued by eligible employees in 1996 prior to Closing and, except with respect to group life insurance coverages in excess of three times an eligible employee's compensation, agrees to waive pre-existing medical conditions upon initial open enrollment in Parent's Employee Benefit Plans.

  (f) Notwithstanding the foregoing, the Company shall terminate the HealthWise of America, Inc. 1993 Employee Stock Purchase Plan effective as of the Closing Date and no further contributions or purchases shall be made under such plan. Contributions made during the current purchase period will be refunded to participants.

  Section 6.15 Company Put Conversion. The Company will use reasonable efforts to encourage and facilitate the conversion of any rights to receive Company Common Stock held by those individuals identified on Schedule 6.15 prior to the Closing Date.

  Section 6.16 Minority Interests. The Company will use reasonable efforts to cause holders of minority interests in the Company's subsidiaries to transfer such interests to the Company prior to the Closing Date.

  Section 6.17 Surgical Care Affiliates, Inc. The Company will use reasonable efforts to eliminate any rights that Surgical Care Affiliates, Inc. may have to have a representative or representatives on the board of directors of the Company and to terminate any right of first refusal relating to outpatient surgical centers that such company may have.

  Section 6.18 Preparation of Tax Returns.

  (a) The Company shall file (or cause to be filed) at its own expense, on or prior to the due date, all Tax returns, including all Employee Benefit Plan returns and reports, for all Tax periods ending on or before the Closing Date where the due date for such returns or reports (taking into account valid extensions of the respective due dates) falls on or before the Closing Date; provided, however, that the Company shall not file any such Tax returns, or other returns, elections, claims for refund or information statements with respect to any liabilities for Taxes (other than federal, state or local sales, use, withholding or employment tax returns or statements) for any Tax period. The Company shall provide Parent with a copy of appropriate workpapers, schedules drafts and final copies of each federal and state income Tax return or election of the Company (including returns of all Employee Benefit Plans) at least ten days before filing such return or election and shall reasonably cooperate with any request by Parent in connection therewith.

  (b) Parent, in its sole and absolute discretion, will file (or cause to be filed) all Tax returns of the Company due after the Closing Date. After the Closing Date, Parent, in its sole and absolute discretion and to the extent permitted by law, shall have the right to amend, modify or otherwise change all Tax returns of the Company for all Tax Periods.

                                  ARTICLE VII

                           Conditions to the Merger

  Section 7.1 Conditions of Each Party's Obligation to Effect the Merger. The respective obligations of the Company, Parent and Sub to consummate the Merger are subject to the satisfaction upon or prior to the Closing of the following conditions:

  (a) Stockholder Approval. The holders of a majority of shares of outstanding Company Common Stock shall have approved this Agreement and the Merger in accordance with Delaware Law and the certificate of incorporation and by-laws of the Company.

  (b) Governmental Entity Approvals. All authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, any Governmental Entity necessary for the consummation of the transactions contemplated by this Agreement shall have been filed, expired or been obtained.

  (c) Form S-4; Proxy Statement. The Form S-4 shall have become effective under the Securities Act, shall not be the subject of any stop order or proceedings seeking a stop order, and the Proxy Statement shall not at the Effective Time of the Merger be subject to any proceedings commenced or threatened by the SEC.

  (d) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Entity of competent jurisdiction nor other legal restraint or prohibition preventing the consummation of the Merger shall be in effect.

  (e) Tax Opinion. The Company shall have received an opinion dated as of the Effective Time in form and substance satisfactory to the Company of Skadden, Arps, Slate, Meagher & Flom, to the effect that (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of
Section 368(a) of the Code, (ii) Parent, Sub and the Company will each be a party to that reorganization within the meaning of Section 368(b) of the Code,
(iii) no income, gain or loss will be recognized for federal income tax purposes by either the Company or Parent as a result of the consummation of the Merger, and (iv) no income, gain or loss will be recognized for federal income tax purposes by stockholders of the Company upon the exchange in the Merger of Shares solely for shares of Parent Common Stock (except to the extent of any cash received in lieu of fractional shares). In connection with such opinion, counsel shall be entitled to rely upon certain representations and covenants of the Company, Parent, Sub, and such other persons as such counsel deems appropriate.

  (f) Pooling Letters. Parent and the Company shall have received each of the letters described in Sections 6.4 and 6.5 from Deloitte & Touche LLP and Arthur Andersen LLP, respectively and such letters shall not have been withdrawn.

  Section 7.2 Conditions of Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are subject to the satisfaction prior to or upon the Closing of the following conditions, unless waived by Parent and
Sub:

  (a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement, without regard to any qualification or reference to materiality or "Company Material Adverse Effect," shall be true and correct in all respects as of the Closing Date, as though made on and as of such date (provided that those representations or warranties made as of a particular date need only be true and correct as of such date), except for any inaccuracies which, individually or in the aggregate, have not had, and would not have, a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

  (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations and covenants required to be performed by it under this Agreement prior to or as of the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

  (c) Consents. The consents, approvals and authorizations described in
Schedule 3.5 shall have been obtained in form and in substance reasonably satisfactory to each of Parent and Sub, except for such consents, approvals and authorizations with respect to which the failure to obtain would not have a Company Material Adverse Effect.

  (d) Letters from Company Affiliates. Parent shall have received from each person referred to in Section 6.12 an executed copy of an agreement substantially in the form of Exhibit A.

  (e) Company Puts. The rights of Melkus Partners, Ltd., by assignment from Kenneth J. Melkus under the Agreement, dated July 1, 1993, among Surgical Care Affiliates, Inc., KHP, Chesapeake, and Mr. Melkus, shall have been exercised, converted into shares of Company Common Stock, and Parent shall have no further obligation under such agreement.

  (f) Consulting and Employment Agreements. Kenneth J. Melkus shall have entered into a one-year consulting agreement with the Company or Parent, and Leon Kaplan shall have entered into a two-year employment agreement with the Company or Parent. Such agreements shall be in form and substance customary for agreements of this type, consistent with comparable agreements of Parent, and shall otherwise be acceptable to Parent, as to all of which Parent shall have acted reasonably and in good faith.

  Section 7.3 Conditions of Obligation of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction prior to or upon the Closing of the following conditions, unless waived by the Company:

  (a) Representations and Warranties. The representations and warranties of Parent and Sub set forth in this Agreement, without regard to any qualification or reference to materiality or "Parent Material Adverse Effect," shall be true and correct in all respects as of the Closing Date, as though made on and as of such date (provided that those representations or warranties made as of a particular date need only be true and correct as of such date), except for any inaccuracies which, individually or in the aggregate, have not had, and would not have, a

Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by the chief executive officer and the chief financial officer of Parent to such effect.

  (b) Performance of Obligations of Parent and Sub. Parent and Sub shall have performed in all material respects all obligations and covenants required to be performed by them under this Agreement prior to or as of the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer and the chief financial officer of Parent to such effect.

  (c) Consents. The consents, approvals and authorizations described in
Schedule 4.4 shall have been obtained in form and substance reasonably satisfactory to the Company, except for such consents, approvals and authorizations with respect to which the failure to obtain would not have a Parent Material Adverse Effect.

  (d) NYSE Listing. The Shares shall have been approved for listing on the NYSE.

                                 ARTICLE VIII

                       Termination, Amendment and Waiver

  Section 8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval of this Agreement and the Merger by the stockholders of the
Company:

    (a) by mutual written consent of each of Parent, Sub and the Company;

    (b) by either Parent, Sub or the Company if either (i) the Effective Time shall not have occurred on or before August 31, 1996; provided, however, that the right to terminate this Agreement under this Section 8.1(b) (i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date, or (ii) there shall be any law that makes consummation of the Merger illegal or otherwise prohibited or if any court of competent jurisdiction or Governmental Entity shall have issued an order, decree, ruling, or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and unappealable;

    (c) by Parent or the Company, if the board of directors of the Company withdraws, modifies, or changes its recommendation of this Agreement or the Merger in a manner adverse to Parent or Sub or shall have resolved to do any of the foregoing or the board of directors of the Company shall have recommended to the stockholders of the Company any Competing Transaction or resolved to do so;

    (d) by Parent, if (i) the Company receives an unsolicited proposal that constitutes a Competing Transaction and the board of directors of the Company, within 30 calendar days after such proposal is received by the Company (which thirty-day period may be extended by the Company for such additional period not exceeding thirty days as the Company reasonably determines, based on consultations with independent counsel, to be required in order to satisfy its fiduciary obligations under law), either fails to terminate discussions with the maker of such proposal and its agents, or determines to accept, or takes no position with respect to, such proposal,
  (ii) a tender offer or exchange offer for 20% or more of the outstanding shares of Company Capital Stock is commenced, and the board of directors of the Company, within 10 business days after such tender offer or exchange offer is so commenced, either fails to recommend against acceptance of such tender offer or exchange offer by its stockholders or takes no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, or (iii) any person (other than Parent or its affiliates) shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) shall have been formed which beneficially owns, or has the right to acquire beneficial ownership of, 20% or more of the then outstanding shares of Company Capital Stock (excluding for this purpose holdings of shares by persons or groups as currently reflected in filings with the SEC under
  Section 13(d));

    (e) by either Parent, Sub, or the Company, if the Stockholders' Meeting shall have been held and the stockholders of the Company shall have failed to approve this Agreement and the Merger at such meeting (including any adjournment or postponement thereof);

    (f) by the Company, in the event of a material breach by Parent or Sub of any representation, warranty, covenant or agreement contained herein which has not been cured or is not curable by August 31, 1996; or

    (g) by Parent, in the event of a material breach by the Company of any representation, warranty, covenant or agreement contained herein which has not been cured or is not curable by August 31, 1996.

  Section 8.2 Effect of Termination. Except as provided in Section 9.1, in the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of Parent, Sub, or the Company or any of their respective officers or directors and all rights and obligations of any party shall cease, subject to the remedies of the parties set forth in Section 8.3.

  Section 8.3 Remedies and Dispute Resolution.

  (a) Termination Fee. The Company shall pay Parent a fee (the "Company Termination Fee") of $11,000,000, (i) if this Agreement is terminated pursuant to Section 8.1(c), (ii) if this Agreement is terminated pursuant to Section 8.1(d), or (iii) if this Agreement is terminated pursuant to Section 8.1(e) and a Competing Transaction exists on the date of the Stockholders' Meeting. In the event that the Company shall fail to pay the Termination Fee when due, there shall also be paid the costs and expenses actually incurred or accrued by Parent or Sub (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.3(a), together with interest on such unpaid Termination Fee, commencing on the date that such Termination Fee becomes due, at a rate equal to the rate of interest publicly announced by First Bank National Association, from time to time, in the City of Minneapolis, Minnesota, as such bank's "base rate" plus 2%.

  (b) Transaction Costs. Except as set forth in this Section, all costs and expenses incurred in connection with this Agreement and the Merger shall be paid by the party incurring such costs or expenses, whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally (i) all fees and expenses, other than attorneys' and accountants' and investment bankers' fees, incurred in relation to the printing, filing, and mailing of the Form S-4 and the Proxy Statement (including financial statements and exhibits) and any amendments or supplements thereto and (ii) the HSR fee.

  (c) Other Remedies. Nothing in this Section 8.3 precludes a party from seeking such other remedies at law or equity as it deems appropriate.

                                  ARTICLE IX

                              General Provisions

  Section 9.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time; provided, however, that this Section 9.1 shall not limit any agreement or covenant of the parties which by its terms contemplates performance after the Effective Time.

  Section 9.2 Notices. All notices, requests, claims, demands and other communications to any party hereunder shall be in writing (including telecopy or similar writing) and shall be deemed given if delivered personally, by facsimile, certified mail (postage prepaid, return receipt requested) or sent by overnight courier (in each case, providing proof of delivery) to the parties at the following addresses (or such other address for a party as shall be specified in like notice):

  if to Parent or Sub, to:

    United HealthCare Corporation
    Opus Center MN08-8313
    9900 Bren Road East
    Minnetonka, MN 55343
    Attention: Kevin H. Roche, Esq.
    Telecopy: (612) 936-1745

  if to the Company, to:

    HealthWise of America, Inc.
    102 Woodmont Boulevard
    Suite 110
    Nashville, TN 37205
    Attention: Kenneth J. Melkus
    Telecopy: (615) 383-0104

  Section 9.3 Definitions. For purposes of this Agreement, the following terms shall have the meanings ascribed to such terms in the sections referenced below:

      TERM                                                              SECTION
      ----                                                              --------
      Affiliated Group.................................................   3.10
      Agreement Date................................................... Recitals
      Benefit Plan.....................................................   5.1
      Bear Stearns.....................................................   3.15
      Certificate of Merger............................................   1.2
      Certificates.....................................................   2.4
      Chesapeake.......................................................   2.5
      Closing..........................................................   1.4
      Closing Date.....................................................   1.4
      Code............................................................. Recitals
      Company.......................................................... Recitals
      Company Capital Stock............................................   3.6
      Company Common Stock............................................. Recitals
      Company Material Adverse Effect..................................   3.1
      Company Option...................................................   2.5
      Company Plans....................................................   3.13
      Company Put......................................................   2.5
      Company SEC Documents............................................   3.7
      Company Securities...............................................   3.6
      Company Termination Fee..........................................   8.3
      Competing Transaction............................................   5.3
      Company Warrant..................................................   2.6
      CON Laws.........................................................   3.4
      Confidentiality Agreement........................................   6.7
      D & O Claim......................................................   1.4
      Delaware Law.....................................................   1.1
      Effective Time...................................................   1.2
      ERISA............................................................   3.13
      ERISA Affiliates.................................................   3.13
      Evaluation Material..............................................   6.7
      Exchange Act.....................................................   3.4
      Exchange Agent...................................................   2.4

      TERM                                                              SECTION
      ----                                                              --------
      Exchange Fund....................................................   2.4
      Exchange Ratio...................................................   2.1
      Expenses.........................................................   8.3
      Facility Licensing Laws..........................................   3.4
      Federal HMO Act..................................................   3.4
      Form S-4.........................................................   6.1
      Governmental Entity..............................................   3.4
      HMO Acts.........................................................   3.4
      HSR Act..........................................................   3.4
      Indemnification Agreements.......................................   6.11
      Indemnitees......................................................   6.10
      Insurance Holding Company Acts...................................   3.4
      KHP..............................................................   2.5
      Lien.............................................................   3.2
      Medicaid Laws....................................................   3.4
      Medicare Laws....................................................   3.4
      Merger........................................................... Recitals
      Merger Consideration.............................................   2.1
      NYSE.............................................................   4.3
      Parent........................................................... Recitals
      Parent Capital Stock.............................................   4.6
      Parent Common Stock.............................................. Recitals
      Parent Material Adverse Effect...................................   4.1
      Parent Plans.....................................................   4.12
      Parent Preferred Stock...........................................   4.6
      Parent SEC Documents.............................................   4.7
      Parent Securities................................................   4.6
      Parent Termination Fee...........................................   8.3
      Pooling Affiliate................................................   6.13
      Proxy Statement..................................................   6.1
      Reference Market Value...........................................   2.1
      SEC..............................................................   3.7
      Securities Act...................................................   3.4
      Stockholders' Meeting............................................   6.1
      Shares...........................................................   2.1
      State HMO Acts...................................................   3.4
      State Takeover Laws..............................................   6.10
      Sub.............................................................. Recitals
      Sub Common Stock.................................................   2.1
      Surviving Corporation............................................   1.1

  Section 9.4 Amendment. This Agreement may be changed or modified by the parties only by action taken by or on behalf of their respective boards of directors, reflected in a written amendment signed by the parties, at any time prior to the Effective Time; provided, however, that, after the approval of this Agreement and the Merger by the stockholders of the Company, no amendment may be made which would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger.

  Section 9.5 Waiver. At any time prior to the Effective Time, any party may
(a) extend the time for the performance of any obligation or other act of any other party, (b) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant to this Agreement and
(c) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall be valid only if set forth in any instrument in writing signed by the party or parties to be bound thereby.

  Section 9.6 Entire Agreement. This Agreement (including the Exhibits and Schedules) and the other documents referenced herein (including the Confidentiality Agreement) contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior arrangements and understandings, both written and oral, with respect thereto.

  Section 9.7 Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the law and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, in the event that any provision of this Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

  Section 9.8 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties.

  Section 9.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.10 (which is intended to be for the benefit of the persons covered by the indemnification provisions contained therein and may be enforced by such persons).

  Section 9.10 Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of Delaware, without giving effect to the principles of conflict of laws thereof.

  Section 9.11 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

  In Witness Whereof, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                          United Healthcare Corporation

                                                /s/ William W. McGuire
                                          By __________________________________
                                            Name: William W. McGuire, M.D.
                                            Title: Chairman and CEO

                                          UHC Black Acquisition, Inc.

                                                /s/ William W. McGuire
                                          By __________________________________
                                            Name: William W. McGuire, M.D.
                                            Title: CEO

                                          HealthWise of America, Inc.

                                                 /s/ Kenneth J. Melkus
                                          By __________________________________
                                            Name: Kenneth J. Melkus
                                            Title: Chairman and CEO

March 8, 1996

Board of Directors
HealthWise of America, Inc.
102 Woodmont Boulevard
Suite 110
Nashville, Tennessee 37205

Dear Sirs:

  We understand that HealthWise of America, Inc. ("HealthWise") and United HealthCare Corporation ("United") have entered into an Agreement and Plan of Merger dated January 31, 1996 (the "Agreement"), pursuant to which a newly formed subsidiary of United would be merged with and into HealthWise in a stock-for-stock exchange in which all issued and outstanding shares of HealthWise Common Stock, par value $0.01, would be exchanged for shares of United Common Stock, par value $0.01, on the basis of 0.6475 of a share of United Common Stock for each share of HealthWise Common Stock (the "Merger"). You have provided us with the proxy statement/prospectus, which includes the Agreement, in substantially the form to be sent to the shareholders of HealthWise (the "Proxy Statement/Prospectus").

  You have asked us to render our opinion as to whether the Merger is fair, from a financial point of view, to the shareholders of HealthWise.

  In the course of our analyses for rendering this opinion, we have:

   1. reviewed the Proxy Statement/Prospectus;

   2. reviewed HealthWise's Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended December 31, 1992 through 1994; its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 1995; and summary financial results released publicly for the period ended December 31, 1995;

   3. reviewed certain operating and financial information, including financial projections, provided to us by the management of HealthWise relating to HealthWise's business and prospects;

   4. met with certain members of HealthWise's senior management to discuss its operations, historical financial statements and future prospects;

   5. reviewed the historical prices and trading volume of the common shares of HealthWise and United;

   6. reviewed United's Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended December 31, 1992 through 1994;
      its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 1995; and summary financial results released for the period ended December 31, 1995;

   7. reviewed certain operating and financial information with the management of United relating to United's business and prospects;

   8. reviewed publicly available financial data and stock market performance data of companies which we deemed generally comparable to HealthWise and United;

   9. reviewed the terms of recent mergers and acquisitions of companies which we deemed generally comparable to the Merger; and

  10. conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

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  In the course of our review, we have relied upon and assumed the accuracy and completeness of the financial and other information provided to us by HealthWise and United. With respect to HealthWise's projected financial results, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of HealthWise as to the expected future performance of HealthWise.
We have not assumed any responsibility for the information or projections provided to us and we have further relied upon the assurances of the managements of HealthWise and United that they are unaware of any facts that would make the information or projections provided to us incomplete or misleading. In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets and liabilities of HealthWise or United.
Our opinion is necessarily based upon economic, market and other conditions, and the information made available to us, as of the date hereof. This opinion does not address the Company's underlying decision to effect the Merger.

  It is understood that this letter is intended solely for the benefit and use of the Board of Directors of HealthWise and is not to be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in whole or in part, in any manner for any purpose without our prior written consent, which shall not be unreasonably withheld.

  Based on the foregoing, it is our opinion that the Merger is fair, from a financial point of view, to the shareholders of HealthWise.

  We have acted as financial advisor to HealthWise in connection with the Merger and will receive a fee for such services, payment of a significant portion of which is contingent upon the consummation of the Merger.

                                          Very truly yours,
                                          Bear, Stearns & Co. Inc.


                                                 /s/  David H. Glaser
                                          By: _________________________________
                                                     Managing Director

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